THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

FORM 1-A/A

24-10106

Offering Circular



Martians Incorporated

(a California Corporation)
1000 Quail Street, Suite 250
Newport Beach, CA 92660
949-724-9095 – 866-996-6632
www.martiansinc.com

The Units will be being offered at $5.00 per Unit and only to individuals residing in California once the securities have been qualified. Investors must meet certain qualifications and suitability requirements as set forth further with this document. Each Unit consists of one (1) share of Series A Preferred Stock (the "Preferred Stock") of Martians Incorporated (the "Company") and two (2) Class A Non-Redeemable Warrants, which are immediately detachable, and separately tradable (the "Non-Redeemable Warrants"). (1) Prior to this Offering, there has been no public market for any of the Company's Securities and there can be no assurance that a trading market will develop. (See "PLAN OF DISTRIBUTION" for factors considered in determining the offering price.)

THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. FOR INFORMATION CONCERNING CERTAIN SIGNIFICANT INVESTMENT FACTORS, SEE "RISK FACTORS".

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

See Notes on Inside Cover Page

The issuer is offering these securities on a "best efforts" basis and may pay out, from the proceeds of this offering, to licensed securities broker-dealers and/or certain individuals, assisting in the sale and placement of these securities, commissions, placement or referral fees not to exceed a total of ten percent of the gross purchase price subscribed and are subject to prior sale, allotment, withdrawal, cancellation or modification of the Offer without notice; to approval of certain legal matters by Counsel; and to the exclusive right to reject any order, in whole or in part. (See "PLAN OF DISTRIBUTION)

Martians Incorporated
THE DATE OF THIS CIRCULAR IS September 1, 2005
Commencement of Sale to Public On or Around October 1, 2005
CIRCULAR NUMBER _________

Notes to cover page:

(1) The Class A Non-Redeemable Warrants are exercisable at a price of $5.00 per share, only during a period commencing twelve months after the closing of this Offering and ending five years from said closing date, and upon exercise entitle the holder to one (1) share of Common Stock for each Warrant exercised. The Non-Redeemable Warrants exercise term may be extended and the exercise price may be decreased at the Company's sole discretion without notice to warrant holders (see "Description of Securities"). Selected NASD member firms by which the Units are sold will be granted the right to receive a commission upon exercise of the Non-Redeemable Warrants included with such Units. In accordance with Rule 101 of Regulation M under the Securities Exchange Act of 1934 such selected NASD member firms must refrain from market making activities during Warrant solicitation periods.

(2) The Unit offering price has been arbitrarily established by the Company's management and without regard to any criteria of value. (See "DILUTION" and "PLAN OF DISTRIBUTION")

(3) The Units are offered by the Chief Executive Officer of the Company, Mr. Dan Scheuer, and may be offered also by certain selected NASD member firms on a "best efforts" basis for a period of ninety days from the date hereof, which period may be extended for a period of up to ninety days in the sole discretion of the Company. No affiliates of either Mr. Scheuer or of the Company will participate in the offering. Units may be purchased only from either Mr. Scheuer or selected NASD member firms. The first 100,000 Units are offered on a "best efforts, all or none" basis and on a "best efforts" basis as to the remaining 800,000 Units. Pending sale of the 100,000 Unit minimum, all proceeds will be held in escrow by William P. Lyons, Jr. CPA, MBA, Escrow Agent for this Offering. Officers, directors and beneficial stockholders may not purchase securities in order to reach the minimum, and any securities purchased by officers, directors or beneficial shareholders shall be excluded from any determination as to whether the minimum of 100,000 Units has been achieved. Funds will be deposited in such escrow account no later than noon on the business day following receipt. In the event the minimum is not sold within the ninety-day offering period plus any extensions, this Offering will terminate and all funds will be returned promptly to subscribers by the Escrow Agent without any deduction there from or interest thereon. Further, once the minimum is reached the Offering will terminate upon the earlier of the date upon which all 900,000 Units are sold or one hundred eighty days from the date of the Circular, plus any extensions. Subscribers will not be entitled to a return of funds from such escrow during the ninety-day offering period, plus any extensions.

(4) See "PLAN OF DISTRIBUTION' for a description of additional compensation which may be received by certain selected NASD member firms, which includes a non-accountable expense allowance of up to $35,000. The Company may agree to indemnify certain NASD member firms that are selected by the Company to sell securities pursuant to this circular against certain liabilities including liabilities under the Securities Act of 1933, as amended. (See "INDEMNIFICATION")

(5) *Before deducting offering expenses of approximately $50,000 payable to the Company, in addition to the above described* non-accountable expense allowance.

NOTICE TO CALIFORNIA RESIDENTS:

AN INVESTOR MUST MEET EITHER (1) SUITABILITY STANDARDS OF $50,000 GROSS ANNUAL INCOME AND $75,000 LIQUID NET WORTH, EXCLUSIVE OF HOME, FURNISHINGS AND AUTOS ("LNW") OR, IN THE ALTERNATIVE, $150,000 LNW, PROVIDED THAT THE INVESTMENT DOES NOT EXCEED 10% OF THE NET WORTH OF THE INVESTOR IN EITHER CASE OR (2) A "SMALL INVESTOR" HAS NOT PREVIOUSLY AND CANNOT NOW PURCHASE, COMBINED, MORE THAN $2500 OF THE SECURITIES ISSUED PREVIOUSLY IN THE 12 MONTHS PRECEDING THE PROPOSED OFFERING BY THE SMALL BUSINESS ISSUER.

....

Notice to All Non-California Residents

The inclusion by the issuer of this notice is intended to facilitate compliance with certain securities regulations. These securities may subsequently be offered by amendment to this offering or via a separate offering. This notice is not intended to imply that these securities will be offered for sale outside of the State of California. The issuer reserves the right to make further amendments to this offering circular, and the subscription agreement contained herein, to effect full compliance with such regulations should these securities subsequently be offered for sale outside of the State of California. This offering circular does not constitute an offer or solicitation in any state or other jurisdiction in which an applicable exemption from registration is not available or where such offer or solicitation is otherwise prohibited and sales to residents of States other than California will not be accepted until when or if the Company amends this offering circular and is qualified in these subsequent States.

No person has been authorized by the company to give any information or to make any representations other than those contained in this circular, and if given or made, such information or representations must not be relied upon as having been authorized by the company. This circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered, to any person, in any jurisdiction where such offer would be unlawful. Neither the delivery of this circular nor the sale of the offered securities shall under any circumstances create any implication that there has been no change in the affairs of the company since the date of this circular.

OFFERING SUMMARY

THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS CIRCULAR.

THE COMPANY

INTRODUCTION

Martians Incorporated (the "Company") incorporated in the state of California on January 29, 2003, and is actively engaged in the business of entertainment specializing in the youth oriented market creating, marketing, and licensing the commercial rights to certain creative character properties for a wide range of merchandise, products, and venues aimed at the children's and young teenage market. To test audience reaction, on June 1st, 2003, the Company held a successful introductory performance of "Martians Incorporated" to a live audience at one of the most well known theaters in the world, The Henry Fonda Music Box Theater in Hollywood, California. As expected, audience reaction was highly enthusiastic and the Company decided to develop the concept further. After an intensive search involving hundreds of auditions, four extraordinary talented young women were selected to comprise the first Martian ensemble, which was renamed "Zarbie and the Martians". A forthcoming audio CD is completed and ready for distribution as of the date of this circular.

EXECUTIVE SUMMARY

The company aims to capture a share of the extremely lucrative and rapidly growing character licensing market for a wide variety of merchandise and products geared towards the entertainment demands and tastes of young children from toddlers to adolescents. According to The Licensing Industry Manufacturers Association (LIMA), the licensed product market represents a $75 billion industry that is growing at a rate of 4.3 percent per year, and management believes that with its characters and Martian theme the company is uniquely poised to offer entertainment properties that will appeal to a broad range of consumers, and therefore interest many product manufacturers.

THE OFFERING

The Chief Executive Officer of the Company and/or through certain selected NASD member firms is offering 900,000 Units consisting of one (1) share of Series A Preferred Stock no par value (the "Preferred Stock") of Martians Incorporated (the "Company") and two (2) Class A Non-Redeemable Warrants, which are immediately detachable, and separately tradable (the "Non-Redeemable Warrants"), (See "PLAN OF DISTRIBUTION"). The Units are being offered on a 100,000 Units or none basis. This means that at least 100,000 of the Units must be sold if any are to be sold. Subscription funds, to be held in an escrow account, will be returned to subscribers without interest, should at least 100,000 of the Units not be sold within the allotted time. Once the minimum number of Units is sold the remaining 800,000 Units will be offered on a "best efforts" basis. The Company may, at its discretion, organize a selling group comprised of NASD member firms to assist it in selling the Units.

RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS RELATING TO THE BUSINESS OF THE COMPANY AND THE OFFERING TOGETHER WITH ALL THE INFORMATION AND FINANCIAL DATA SET FORTH IN THIS PROSPECTUS. SHARES OF PREFERRED STOCK SHOULD BE PURCHASED ONLY BY INVESTORS WHOSE FINANCIAL POSITION AND RESOURCES ARE SUFFICIENT TO ENABLE THEM TO ASSUME SUCH RISKS OF LOSS.

THIS INFORMATION STATEMENT CONTAINS OR INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES. PROSPECTIVE PURCHASERS SHOULD CONSIDER CAREFULLY, AMONG OTHER FACTORS SET FORTH IN THIS CIRCULAR THE FOLLOWING:

RISKS OF THE OFFERING

Arbitrary Offering Price

The offering price of the Units offered hereby bears no relationship to assets, book value, net worth, earnings, actual results of operations or any other established investment criteria. Among the factors considered in determining such offering price was the Company's current financial condition, its cash requirements, the general condition of the securities market, the degree of control that the Company's founders desired to retain and an evaluation of the prospects for the Company's growth. The offering price set forth on the cover page of this Prospectus should not, therefore, be considered an indication of the actual value of the Stock (See "PLAN OF DISTRIBUTION").

No Assurance of Public Market for Securities

Prior to this Offering there has been no public market for the Stock of the Company and there can be no assurance that a trading market will develop at the conclusion of this offering or, that even if a trading market should develop, that the shares may be resold at their original offering price or near the offering price. Any market for the Stock of the Company that may develop will, in all likelihood be a substantially limited one. Purchasers of the Shares may not be able to liquidate their investment on favorable terms, if at all, should they desire to do so (See "PLAN OF DISTRIBUTION).

Best Efforts Offering

This Offering is being made on a "best efforts" basis. No commitment exists by anyone to purchase all or any part of the Units being offered hereby. Furthermore, officers, directors and beneficial stockholders may not purchase these securities in order to reach the minimum, and any securities purchased by officers, directors or beneficial shareholders shall be excluded from any determination as to whether the minimum of 100,000 Units has been achieved. Once the minimum amount of the Offering has been reached, there is no restriction or limit on the number of Units which may be purchased by the officers and directors of the Company and any securities purchased by officers, directors or beneficial shareholders shall be included in any determination as to whether the maximum of 900,000 Units has been achieved. Any selected NASD member firms will agree to use their best efforts to offer the Shares to the public as the Company's sales agents. This is in contrast to a "firm commitment" offering in which an underwriter purchases the issuer's securities offered for their own account, at a discount from the offering price, and thereafter resells them to the public. If payment for at least 100,000 Units is not received in escrow prior to the 90th day following the date of this Prospectus (unless the offering period is extended for an additional 90-day period by the Company and the Underwriter), then all subscription proceeds will be refunded to subscribers without deduction or interest. Consequently, subscribers may be deprived of the use of their funds for a period of up to 180 days (See "PLAN OF DISTRIBUTION").

Control of the Company

Upon successful closing of this offering, management and existing shareholders of record will beneficially own 75% of the then issued and outstanding shares of the Company. Although voting rights are cumulative, the purchasers of shares offered hereby will not by themselves be able to elect one Director of the Company even if the maximum number of Shares offered hereunder is subscribed (See "DESCRIPTION OF SECURITIES," "MANAGEMENT," "PRINCIPAL SHAREHOLDERS" and "PLAN OF DISTRIBUTION").

Potential Future Sales Pursuant To Rule 144

All of the shares of Common Stock currently outstanding, which total 9,300,000 shares, are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933. Generally, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three month period a number of shares which does not exceed the greater of one percent (1%) of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has not been an affiliate of the Company for at least 90 days and who has satisfied a one-year holding period. The one year holding period for the Company's currently outstanding shares began at the earliest on March 10, 2003 and at the latest on February 10, 2005 (See "CERTAIN TRANSACTIONS").

NASD Member Firms' Warrants.

The Company may sell to the selected NASD member firms, for nominal consideration ($.001 per warrant), non-redeemable warrants (the "NASD Member Firms' Warrants") to purchase one share for every 10 shares subscribed for in this offering (i.e.. between 10,000 and 90,000 NASD Member Firms' Warrants depending on the number of Units subscribed for). The NASD Member Firms' Warrants will be exercisable by such NASD Member Firm at a price of $5.00 per Warrant and entitle such NASD Member Firms to receive a share identical to these shares being offered to the public. To the extent that the NASD Member Firms' Warrants are exercised, they will have a diluting effect on the voting power of the Company's outstanding Common Stock and may have an adverse effect on the market price of the Company's securities. The Company does not intend to register the Shares offered hereby under the Securities Act of 1933. Nevertheless, the Company has agreed to register the NASD Member Firms' Warrants and the securities constituting components thereof as required to publicly sell them in compliance with all applicable laws, should the Company elect to register the Shares offered hereby, and to maintain any such registration effective at the Company's expense, throughout the exercise term of the NASD Member Firms' Warrants (five years commencing on the 13th month following the date of this Prospectus). Such registration maintenance obligations may result in significant expenses to the Company.

Depression of Market Price

The sale of Company securities pursuant to the provisions of Rule 144 will increase the amount of Shares that are available for public purchase and consequently, may adversely affect the market price for the Shares offered hereby should a trading market be developed (See "DESCRIPTION OF SECURITIES" and "PLAN OF DISTRIBUTION").

Dilution

Assuming that the maximum subscription of this offering is attained, investors in the securities offered herein, purchasing their shares for $5.00 per unit, will own 2.7 million shares (inclusive of the warrants) or approximately 22.5 percent and present shareholders will own 9.3 million shares or approximately 77.5 percent of the outstanding shares of Martians Incorporated. The investors herein will have contributed an aggregate of $4.5 million, while present shareholders will have contributed an aggregate of $862,700 with a current net tangible book value per share of approximately $0.0073, thereby resulting in an immediate reduction in the net tangible book value of the investors' shares from $5.00 per share to approximately $0.3806 per share for a dilution of approximately $4.6194 per share and an increase in the net tangible book value of the shares of present shareholders from approximately $0.0073 to approximately $0.3806 per share or appreciation of approximately $0.3733 per share. (See "DILUTION").

Sales of the Company's Securities

The US Securities and Exchange Commission's 'penny stock' rules may be applicable to the Company's securities. A 'penny stock' is a security that sells for less than $5 and is not otherwise excluded by the Penny Stock Reform Act or exempted by the Commission's rules. The "penny stock" rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. The broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and may also affect the ability of the purchasers in the offering to resell their securities in the secondary market.

BUSINESS RISKS

Limited Operating History

The Company was organized in 2003 and has limited operating history. The Company, therefore, must be considered promotional and in its early formative and development stage. Potential investors should be aware of the difficulties encountered by a new enterprise and that, as a result of the Company's limited history, there is nothing at this time on which to base an assumption that the Company's business plans will prove successful. Therefore there can be no assurance that the Company's intended activities will be successful or result in revenue or profit to the Company. The Company faces all risks that are associated with any new business as well as special risks associated with its proposed operation. (See "PROPOSED BUSINESS").

History of Losses

The Company has incurred a combined net loss since its inception of $758,399 for the fiscal years ended December 31, 2003 and December 31, 2004. There can be no assurance that the Company will be able to reduce its losses or achieve profitable operations.

Nonpayment or Lack of Dividends

The Company has never paid dividends on its Common Stock. The Company does not anticipate paying dividends on its Common Stock for the foreseeable future. The payment of dividends rests within the discretion of the Company's Board of Directors and is dependent on substantial earnings, the Company's financial requirements and other factors. There can be no assurance that the Company will ever be in the position to pay cash dividends.

Dependence Upon Offering

The Company has very limited capital. The ability to continue and to expand its proposed operations is largely dependent upon the closing of this Offering and the receipt of the net proceeds. Should this Offering be unsuccessful the Company will utilize Company generated revenue and will seek investment capital through small private placement offerings to expand its business on a greatly reduced scale than that set forth in this offering.

Limited Full-Time and Employees and Staff

Assuming successful completion of this Offering, the Company will hire the necessary support staff as and when needed, such management, support personnel and independent consultants as it may deem necessary for the purposes of its business operations. There can be no assurance that the Company, will be able to recruit and hire required management or support personnel under acceptable terms. The Company's business would be adversely if it were unable to retain required personnel (See "USE OF PROCEEDS" and "EMPLOYEES").

Reliance Officers and Directors

The Company is wholly dependent upon the personal efforts and abilities of its officers and directors. The loss of or unavailability to the Company of the services of any of its officers or directors would have a materially adverse effect on the Company's business prospects and potential earning capacity. The Company does not currently carry any insurance to compensate for any such loss but may elect to do so in the future (See "MANAGEMENT").

Absence of Independent Feasibility Studies

The Company has not commissioned independent studies of the feasibility of its contemplated operations; rather, the Company is relying primarily on the experience and background of the Company's officers and directors. (See "THE COMPANY" and "MANAGEMENT").

Possible Loss of Entire Investment

Prospective investors should be aware that if the Company is not successful in its endeavors, their entire investment in the Company could become worthless. Even if the Company is successful its programs there can be no assurances that investors will derive a profit from their investment.

Financial Burden on Investors

The present shareholders of the Company acquired a controlling interest in the Company at a cost substantially less than that which the investors in this offering will pay for their shares. However, almost all of the financial risk of the Company's proposed activities will be borne by the investors who purchase Shares in this Offering, while management stands to realize benefits from significant stock ownership, the payment of a portion of the proceeds in salaries and other compensation (See "USE OF PROCEEDS" and "CONFLICTS OF INTEREST").

Competition

The Company in the future may face competition from other firms with established relationships within the Industry and which may have significantly greater capital than does the Company. There may be other companies that may enter into the same business as the Company and there is no assurance that the Company will be able to compete effectively against these other companies.

Government Regulation

The Company will be subject to applicable provisions of federal and state securities laws and to regulations specifically governing the entertainment industry. The operations of the Company will also be subject to regulations that are normally incident to business operations. Although the Company will make every effort to comply with applicable regulations, it can provide no assurance of its ability to do so, nor can it predict the effect of these regulations on its proposed activities.

Additional Financing May Be Required

The funds raised in this offering will be sufficient for the Company's working capital needs for approximately twelve months (thirty-six months if the maximum is subscribed. Nevertheless the availability of additional funds may be desirable to the conduct of the Company's business. (See "USE OF PROCEEDS"). The Company may encounter difficulty in obtaining these funds. Moreover, even if financing were to become available, it is likely that the cost of such funds would be high and possibly prohibitive due to the fact that the Company is a small start-up company with a limited record of operations.

Discretion in Allocation of Proceeds

In order to accommodate changing circumstance, the Company's management may reallocate the proceeds of this offering among the purposes specified in the section of this Prospectus captioned "Use of Proceeds." In addition, a substantial portion of the proceeds of this offering will be applied to working capital of the Company. Accordingly, the Company's management will have broad discretion in the application of the proceeds of this offering. (See "USE OF PROCEEDS.")

Escrow of Investors' Funds

Under the terms of this Offering, the Officers of the Company and/or certain selected NASD member firms will be offering the Units on a 100,000 or none, best efforts" basis, and if the minimum number of Units are sold, the remaining 800,000 Units will be offered on a "best efforts" basis. No commitment exists by anyone to purchase all or any part of the Units offered hereby. Consequently, it is uncertain that the Units being offered will be sold, and subscribers' funds may be escrowed for as long as 180 days and then returned without interest thereon, in the event the Units are not sold within the prescribed period. Investors, therefore, will not have the use of any funds paid for the subscription to the Units during the subscription period. In the event the Company is unable to sell the Units within such period, the offering will be withdrawn. (See "PLAN OF DISTRIBUTION")

POTENTIAL CONFLICTS OF INTEREST

Other Activities

Some of the Company's current officers and directors (generically referred to as the Company's "Principals") may be involved in other business ventures. The Company's principals will therefore be required to make decisions as to allocation of time, resources and business opportunities which may adversely affect either the Company or other business entities to which the Company's Principals owe fiduciary duties. However, the Company's Chairman and CEO has entered into an Employment Agreement, which specifies that "beginning immediately upon commencement of said regular payments of salary, the CEO shall devote his full time, attention and energies to the Company and shall not seek nor accept any employment outside of the Company; nor shall he directly or indirectly, alone or as a member of a partnership, or as an officer, director or shareholder of a corporation, be engaged be engaged in or connected with any other commercial duties or pursuits which are in any manner competitive with the Company". The failure of Dan Scheuer to substantially comply with those terms and conditions of said employment contract limiting potential conflicts of interest and/or the failure or inability of the Company to effectively enforce said terms and conditions could adversely affect the profitability of the Company. However, a court asked to enforce these provisions may refuse to enforce them, in whole or in part. Although the Company's principals will endeavor to act fairly in their relationship with and among their various business interests, there can be no assurance that their allocation decisions will prove to be in the Company's best interests.

Dealings with the Company

The Company's officers and directors currently hold all of the seats on the Company's Board of Directors (the "Board") and also control approximately 75% of the Company's common stock. Consequently, they will be in a position to significantly influence their own compensation and to significantly influence dealings, if any (there being none currently contemplated), by the Company with other entities with which Company Principals are also involved. The Company has not adopted any policies with respect to the Company's entering into business relationships with affiliated parties. Although the Company's Principals intend to act fairly and in full compliance with their fiduciary obligations, there can be no assurance that the Company will not, as a result of the conflict of interest described above, sometimes enter into arrangements under terms less beneficial to the Company than it could have obtained had it been dealing with unrelated persons.

FOR ALL OF THE AFORESAID REASONS, *AND* OTHERS, INCLUDING THOSE SET FORTH HEREIN, THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK *ANY* PERSON CONSIDERING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE *AND* OTHER FACTORS SET FORTH IN THIS CIRCULAR. THESE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY *AND* HAVE NO IMMEDIATE NEED FOR A RETURN ON THEIR INVESTMENT.

DILUTION

Dilution Dilution is a reduction in the value of the purchaser's investment, measured by the difference between the purchase price and the net tangible book value of the shares after the purchase takes place. Founders have been issued 9,300,000 shares of the common stock of Martians Incorporated for an aggregate consideration of $862,700. The company's net worth is approximately $67,738. The net tangible book value per share is therefore approximately $0.0073.

Dilution Under Maximum Subscription Assuming that the maximum subscription of this offering is attained, investors in the securities offered herein, purchasing their shares for $5.00 per unit, will own 2.7 million shares (inclusive of the warrants) or approximately 22.5 percent and present shareholders will own 9.3 million shares or approximately 77.5 percent of the outstanding shares of Martians Incorporated. The investors herein will have contributed an aggregate of $4.5 million, while present shareholders will have contributed an aggregate of $862,700 with a current net tangible book value per share of approximately $0.0073, thereby resulting in an immediate reduction in the net tangible book value of the investors' shares from $5.00 per share to approximately $0.3806 per share for a dilution of approximately $4.6194 per share and an increase in the net tangible book value of the shares of present shareholders from approximately $0.0073 to approximately $0.3806 per share or appreciation of approximately $0.3733 per share.

Dilution Under Minimum Subscription In the event that only the minimum subscription of this offering is attained, the dilution per share would be even greater. Assuming that only the minimum subscription of this offering is attained, investors in the securities offered herein, purchasing their shares for $5.00 per share, will own 270,000 shares (inclusive of the warrants) or approximately 2.82 percent and present shareholders will own 9.3 million shares or approximately 97.18 percent of the outstanding shares of Martians Incorporated. The investors herein will have contributed an aggregate of $450,000, while present shareholders will have contributed an aggregate of $862,700 with a current net tangible book value per share of approximately $0.0073, thereby resulting in an immediate reduction in the net tangible book value of the investors' shares from $5.00 per share to approximately $0.0541 per share for a dilution of approximately $4.9459 per share and an increase in the net tangible book value of the shares of present shareholders from approximately $0.0073 to approximately $0.0541 per share or an appreciation of approximately $0.0468 per share.

PLAN OF DISTRIBUTION

Certain selected NASD member firms may agree to use their best efforts to sell the Units on a "best efforts, 100,000 Units or none" at an offering price of $5.00 per unit. The selected NASD member firms will not make a commitment to purchase or take down all or any part of the Units. If 100,000 Units are not sold within 90 days from the date of this Circular, which 90 day period may be extended for an additional 90 days at the option of the Company, all funds received will be promptly refunded to subscribers in full without interest or deduction. All funds received by the selected NASD member firms with respect to the sale of Units will, in accordance with the requirements of Rule 15c2-4, promulgated under the authority of the Securities Exchange Act of 1934, as amended, be immediately deposited into an escrow account pursuant to the Escrow Agreement between the Company, the selected NASD member firms and the Escrow Agent. Shares will be sold and certificates will be issued to purchasers thereof only if the proceeds from the sale of at least 100,000 Units, less commissions and non-accountable expenses are deposited in escrow account and released to the Company during the Offering. Until such time as the funds have been released from escrow and the certificates delivered to the purchaser thereof, such purchasers will be deemed subscribers and not security holders. The funds in escrow will be held for the benefit of those subscribers until released to the Company and will not be subject to the creditors of the Company or used for the expenses of this Offering. When certificates for the Shares and Warrants are to be issued in the name of a participating dealer or for the benefit of its customer, the Escrow Agent may hold such funds with the dealer reflected as the subscriber. The public offering price of the Units offered hereby bears no relationship to any recognized criterion of value. The Company has determined the offering price of the Units arbitrarily. Among the factors considered was the present limited revenue producing operations, estimates of the Company's business potential, the amount of equity or control desired to be retained by the Company's current shareholders, the amount of dilution in the investment made by the public investors and the general condition of the securities market. During the twelve months immediately preceding this Offering, the Company issued 293,000 shares of its common stock and 40,000 warrants to purchase additional shares of common stock through a private placement at an average price of $0.372 per share. Management gave no consideration to the selling price of those shares in determining the arbitrary offering price of $5 per Unit in this Offering. As compensation for its services, the selected NASD member firms will receive a commission equal to ten percent (10%) and a non-accountable expense allowance in a sum equal to three percent (3%) of the gross proceeds from the sale of the Units by such firms. In addition, the selected NASD member firms will have the right to purchase warrants at a nominal cost of $.001 per Warrant entitling the selected NASD member firms to purchase one share for every 10 shares sold in the offering. Such Warrants are exercisable by the selected NASD member firms, or its designees, upon payment of an exercise price of $5.00 per share. Such Warrants will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of issuance.

The Company has agreed to indemnify its officers, directors and the selected NASD member firms against certain liabilities including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to Directors, Officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

INDEMNIFICATION ARRANGEMENTS

The sales agreements with the selected NASD member firms will provide for cross-indemnification arrangements between the Company and the selected NASD member firms, and the Company and the Escrow Agent (see"PLAN OF DISTRIBUTION") are parties to an agreement pursuant to which the Company will indemnify the Escrow Agent for most liabilities arising as a consequence of its participation in this Offering. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the forgoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

THE UNITS BEING OFFERED ARE SUBJECT TO PRIOR SALE, ALLOTMENT, WITHDRAWAL, CANCELLATION OR MODIFICATION OF THE OFFER WITHOUT NOTICE; TO APPROVAL OF CERTAIN LEGAL MATTERS BY COUNSEL; AND TO THE EXCLUSIVE RIGHT TO REJECT ANY ORDER, IN WHOLE OR IN PART, AND TO CERTAIN OTHER CONDITIONS. SUBSCRIBERS PURCHASING THE UNITS SHOULD MAKE THEIR CHECKS PAYABLE TO "MARTIANS INCORPORATED ESCROW ACCOUNT".

(This page left partially blank intentionally.)

ESTIMATED USE OF PROCEEDS TO ISSUER

Maximum Subscription

If fully subscribed, the 900,000 Units offered at 5.00 per unit would generate $4.5 million of paid in capital, which the issuer intends to use as follows (See Footnotes):

$450,000 (maximum) commissions to broker/dealers and money finders (1)
$50,000 Offering Expenses (2)
$150,000 Equipment Purchases (3)
$150,000 Leasehold Improvements (4)
$3,700,000 Operating Capital (5)

Footnotes to Use of Proceeds – Maximum Subscription

(1) To facilitate the distribution of this offering, the issuer will pay placement or referral fees of 10% (ten percent) of any securities sold hereunder, to certain licensed broker/dealers and/or certain individuals who are neither officers nor directors of the company, assisting in the sale or placement of these securities. The total of such commissions, placement or referral fees paid from the proceeds of the offering shall not exceed $450,000. Any amount not so paid will be added to working capital.

(2) Offering expenses (advertising, etc.) are expected to be approximately $50,000 including printing, legal, accounting, advertising and escrow fees of $1500.00.

(3) The company intends to use a portion of the proceeds in the approximate amount of $150,000 to make improvements to its leased properties, approximately 40 percent for general office space, 5 percent for storage, shipping and receiving, and the other 55 percent for recording areas including "sound-proof" rooms, an engineering room, and a central stage dance rehearsal area.

(4) The company intends to use a portion of the proceeds in the approximate amount of $150,000 to purchase new state of the art recording and engineering equipment, upgrade some existing computer hardware and install its own web server.

(5) Remaining funds in the amount of approximately $3,700,000 will be used for operating capital, contingencies and obligations including salaries to officers, directors and others as approximated below.

Television Broadcast Costs	1,200,000
Cartoon Production Costs (Outside Services)	280,000
Merchandise Purchases (Proprietary Products, Cds, etc.)	250,000
Download Costs	5,000
Live Performance Costs	30,000
Artist & Producer Royalty Costs (Music)	55,000
Marketing	1,000,000
General & Administrative	400,000
Research, Development & Support	300,000
Legal & Professional	100,000
Contingencies	80,000

THE FOREGOING FIGURES ARE ESTIMATES ONLY AND MAY NOT REFLECT THE ACTUAL APPLICATION OF THE PROCEEDS OF THIS OFFERING PARTICULARLY IF THE OFFERING IS LESS THAN FULLY SUBSCRIBED.

NEED FOR SUBSEQUENT FINANCING NOT ANTICIPATED

If fully subscribed, management forecasts that the revenue and profitability levels previously mentioned can be achieved with the capital provided by this offering without need for subsequent rounds of debt or equity financing.

ESTIMATED USE OF PROCEEDS TO ISSUER

Minimum Subscription

If only the minimum subscription ($500,000 - 100,000 units) is attained during the offering period hereof, the issuer shall continue indefinitely to seek subscribers for the remaining, unsubscribe units while applying the funds obtained from said minimum subscription as follows:

$50,000 Commissions to broker/dealers and money finders (1)

$1500.00 Escrow Fees (2)

$20,000 Leasehold Improvements (3)

$40,000 Equipment Purchases (4)

$20,000 Legal & Professional (5)

$368,500 Operating Capital (6)

Footnotes to Use of Proceeds—Minimum Subscription

(1) To facilitate the distribution of this offering, the issuer will pay placement or referral fees of 10% (ten percent) of any securities sold hereunder, to certain licensed broker/dealers and/or certain individuals who are neither officers nor directors of the company, assisting in the sale or placement of these securities. The total of such commissions, placement or referral fees paid from the proceeds of the offering shall not exceed $50,000. Any amount not so paid will be added to working capital.

(2) The company intends to use a portion of the proceeds in the approximate amount of $20,000 to make improvements and to further utilize its leased properties, approximately 40 percent for general office space, 5 percent for storage, shipping and receiving, and the other 55 percent for recording areas including a "sound-proof" rooms and an engineering room.

(3) The company intends to use a portion of the proceeds in the approximate amount of $40,000 to purchase new state of the art recording and engineering equipment.

(4) The company intends to use a portion of the proceeds in the approximate amount of $20,000 to pay the costs of Legal & Professional Fees incurred for Offering Memorandum.

(5) Remaining funds in the approximate amount of $290,000 will be used for operating capital, contingencies and obligations including salaries to certain officers, directors and others.

THE FOREGOING FIGURES ARE ESTIMATES ONLY AND MAY NOT REFLECT THE ACTUAL APPLICATION OF THE PROCEEDS OF THIS OFFERING PARTICULARLY IF THE OFFERING IS LESS THAN FULLY SUBSCRIBED.

BUSINESS OF THE COMPANY

THE COMPANY

Introduction

Martians Incorporated is a California corporation that is actively engaged in the business of creating, marketing, and offering the licensing of its characters for a wide range of merchandise, products, and venues aimed at the children's and young teenage markets.

On June 1st 2003, the company tested public reaction to a new group called "Martians Incorporated". The group consists of four 13 to 16 year old girls who sing and dance, dressed in uniquely fashioned Martian costumes. A concert was held before a live audience at one of the best-known theaters in the world, The Henry Fonda Music Box Theater in Hollywood, CA. Over 400 people waited in line to attend the world's first live "Martians Incorporated" concert. The company hired and trained four young people to dance and lip-synch to music that was written and pre-recorded on a CD exclusively for the company. This first live concert came off exactly as planned and scheduled. Because of the positive response from the first show, the company felt that "Martians Incorporated" was destined for success. The next step was to refine and perfect the show by assembling the best group of performers possible. The company immediately began its search for four extraordinary young people who could both sing and dance.

After six weeks, hundreds of auditions and more than a thousand man hours, the group of four talented teenage girls was selected. Next, the company's team went to the recording studio and completed the first CD.

The company plans to focus its attention on the "kids" through early teens' market. This new "Kid Pop" group directs its musical message to the younger generation. The company plans for every activity the Martians Incorporated characters will be involved in will be socially responsible, uplifting, educational and encouraging. There will be no denigrating or negative messages or hidden meanings in the music performed or recorded.

Also, plans are in the making to develop "cartoon" characters that resemble the "Stage Performers". Numerous story lines and products can be created utilizing the likenesses of the individual characters, or both entities as a whole. For example, a Saturday morning cartoon show that can be produced that features the "Martian Performers" as hosts and also includes a live performance taped for each episode.

Long Term Possibilities – Licensing & Sponsorships

Licensing

Basics and background

When people think of licensing, usually sports or entertainment licensing is the first thing that comes to mind but there is far more to the licensing business than that. Licensing is no longer simply the domain of a few specialized people. Nowadays all major companies and the media consider licensing a significant marketing tool. One could even say that it has become one of the most powerful contemporary forms of marketing and brand extension and that it is being used in ever increasingly sophisticated ways. To clarify what the business of licensing is all about, there is a clear need for some definitions and basic terms that are explained at this point.

Terms and definitions

Licensing is the process of leasing a legally protected (that is, trademarked or copyrighted) entity known as property which could be a name, likeness, logo, graphic, saying, signature, character or a combination of several of these elements, in conjunction with a product or a product line. A property can also be licensed for many non-product purposes as well, as for example a promotion or a service, but as the Company will focus mainly on merchandise licensing, these aspects will be ignored here.

Licensing is usually based on a contractual agreement between two business entities: the owner or agent of the property, also known as the licensor and the renter of the rights, and the prospective licensee who is usually a manufacturer. The formal permission to use the owner's property is subject to certain terms and conditions, such as a specific purpose, a defined geographic area, and a finite time period. In exchange for granting the rights for a certain property to the licensee, the licensor obtains a financial remuneration. The basic component of this payment is the royalty, which is a percentage of the licensee's sales of products which are incorporate in the property rights. In addition to that, a guaranteed minimum royalty, the guarantee, is usually required. The licensee has to pay this guarantee even in the face of total failure of the property. A percentage of this guarantee is normally paid as an advance.

Characteristics

Today there are overwhelming licensing opportunities that did not exist a little more than a decade ago. The availability of licensed merchandise has proliferated over the last decade, and corporate America has finally recognized the value of its brand names developed over decades. Now these invaluable, easily identified marks are licensed as a cost-effective means of brand extension and additional consumer awareness for the primary brand. It is the popularity and familiarity of these marks that help otherwise undistinguished products to stand out from the crowd.

As mentioned previously, licensing is a marketing tool. It generates recognition, maintains ongoing brand awareness and can also reinforce brand image. By bringing the brand and its message into the retail environment "a nontraditional venue for publicizing" and by using various other promotional and advertising vehicles, merchandise licensing is primarily a means of multiplying viewer impressions and expanding consumer association. For example, a strong brand often evokes consumer associations that also might be desirable in other product categories. In order to take advantage of this value, a company may license its name, logo or other facets of its brand to another firm for use on their products and merchandise. In this manner merchandise licensing offers opportunities and benefits to both the owners of the properties as well as the manufacturers of the licensed goods. Through the usage of an already established brand name or character Image which has been built up successfully over the years, licensing helps the manufacturers of licensed products use the brand identity to create immediate consumer awareness and quickly establish and reinforce brand awareness. This can be accomplished without making an investment that would usually be required for launching and building up his own brand. This way the licensee's products instantly gain the benefits of the brand recognition and the brand image lent by the trademark or copyright, and the consumers will also be willing to pay more for the licensee's products. Furthermore, the brand benefits are realized instantly whereas for a new brand it could take years until it develops brand benefits similar to those that consumers associate with already well-established brands.

The rationale for the licensor to license a product is linked to brand extension and the enhancement of brand image and goodwill at a consumer level without having to develop, produce, or market a new product. Furthermore, the licensor receives legal protection, since licensing a brand for use in certain product categories prevents potential competitors from legally using the brand name to enter those categories.

The economic advantage for the licensor lies within the profits from royalty payments. Spoken in financial terms, a company receives from the licensee an average royalty payment of about 10 percent of the wholesale price of each sold product. Due to the fact that there are no manufacturing or marketing costs, these revenues translate directly to profits.
As soon as our first venue was over (and recorded on video), we started to initiate the sale of National Merchandising and Licensing rights to manufacturers of anything they wish to apply our likenesses and artwork on. It is estimated that there are over 500 different licensing categories. At the World's Fair in 1904, the "Buster Brown" character entered into as many as 200 different contracts placing the likeness on everything from shoes to cigarettes. In 2001 licensed products generated retail sales of $74 billion in the U.S. and Canada. The largest and fastest-growing segment of the industry is corporate brands and trademarks, which produced almost 25% of that $74 billion. More than 100 different company principals expressed an interest in obtaining licensing agreements to use the Martians likenesses on their products. In the near term a very large income stream will be activated when the Company starts signing contracts and collecting advance royalty payments. Advance royalty payments run between $25,000 and $100,000, depending on the specific category and quarterly royalty payments typically are 10% of wholesale sales.

Manufacturers will only buy licenses that have a schedule of events and/or a scheduled publicity campaign in order. Kathy Barnum our Director of Marketing and Public Relations will coordinate a publicity campaign complete with free local news coverage well in advance of each performance. This schedule will be developed as the budgets permit. With the facts being that we are not limited to our performers' true identities, hypothetically we could have a group perform at 8:00 in New York, 8:30 in Detroit, 9:00 in Dallas; and 9:00 in California all on the same night. They could end the concert with a statement such as: "We've got to go now...got another gig in Detroit in five minutes". Also, the first Martians Incorporated CD will be available for retail purchase in mid January along with DVDs. At that time we will send a completed CD to radio stations throughout the United States and Canada. We are certain to get a lot of airplay and will be offering each station a few CDs to give away as well as "on-air interviews" with one of the Martians.

Licensing Industry Background

The licensing industry is a highly lucrative, rapidly growing, multi-billion dollar annual industry. Currently, over half of the industry royalties are related to the entertainment business. At the World's Fair in 1904, the "Buster Brown" character entered into as many as 200 different contracts placing the likeness on everything from shoes to cigarettes. Today, it is estimated that there are over 500 different licensing categories. In 2001, licensed products generated retail sales of $75 billion in the U.S. and Canada. The largest and fastest-growing segment of the industry is corporate brands and trademarks, which produced almost 25 percent of that $75 billion. Character and entertainment licensing, both very much intertwined, captured 4.4 percent increases in 2002 (or an increase of $1.7 billion for character and $2.6 billion for entertainment), with the success of Spider-Man and the superhero genre leading the way.

Entertainment Licensing Market

The top two leading licensor firms in the industry by far, according to *License!* Magazine (December 2002), are entertainment licensors Disney Consumer Products and Warner Bros., grossed an estimated $13 billion and $6 billion in 2002 respectively. Sixth-ranked Nickelodeon had sales of $2.4 billion, largely from the highly profitable *SpongeBob SquarePants* and *Rugrats* franchises.

Sponsorship Licensing

The company is preparing brochures and contracts for its sales team to raise capital for a limited license allowing sponsorship and the sale of items at our venues as well as national sponsorship licenses. Also, we will be in contact with Pepsi, Coke and other major corporations, inviting them to attend. This should open the door for some serious negotiations about potential future venues and financing. The company fully expects to contract with a large toy manufacturer such as Playmates Toys, Fisher Price and/or Mattel.

Promotional Support

1. Concerts

Zarbie and the Martians will appear in concert in key cities throughout North America. In addition, numerous publicity appearances will be made during the time preceding and shortly after each concert. The purpose of the concerts is primarily promotional, i.e. to build public awareness of the characters. Venues for the concerts will vary in size and type, ranging from school auditoriums to the larger theaters around North America.

2. Guest Appearances

Opportunities are currently being explored to have Zarbie and the Martians as guest performers on cable television shows for children.

3. Radio

A very strong feature of the company's intellectual properties is the music. All of our songs have been written and produced by a team of seasoned professionals. Distribution of the first Zarbie and the Martians CD is scheduled to begin in the third quarter of 2005. The music is diverse and designed for a variety of audiences. For example, there are songs that appeal to the traditional rock and roll audience as well as more 'hip-hop' type pieces. Also covered is a song with a 'country' type melody that rounds out the repertoire. We are sure this musical diversity is sure to result in significant radio-play time. Each radio station will be offered a few CDs to use for promotional giveaway.

4. Print Media

As an added support for our licensees, the company will run display advertisements in large metropolitan newspapers and magazines whenever "Zarbie and the Martians" make a public appearance. Also, some ads will be offering free "Zarbie and the Martians" CDs and Internet downloads and contests.

5. Interactive Web Site

All licensees will be given free space at the "Zarbie and the Martians" web site to help promote their products. To help insure the success of the licensees, their products will be sold on the company's web site, and shipped directly to the consumer. The site will have a 'screen door' allowing people with slow connections to visit a static web site, while those with high-speed access will be able to visit a site utilizing state of the art programming employing Macromedia Flash presentations; Real-Player, Apple QuickTime and Windows Media Player streaming audio/video technology. Each site will include an abundance of interactivity including games; chat-rooms; fan clubs; newsletters; message boards and downloads. The high-speed site will also feature "Morph" animation, special effects and a user-friendly shopping cart that actually moves through a store and exits at a checkout counter.

Each week, the site will be updated to reflect recent and future events of the group, as well as the activities and events of each individual girl's life and professional appearances in non-Martian venues.

6. Public Introduction Schedule

The first "Zarbie and the Martians" CD is due to be released in September 2005 and sent to 1000 radio stations a month for three months. We expect radio stations in all of the major metropolitan cities will be airing the music by October 2005 and for a long time after. A large percentage of these stations will be giving away CDs to random callers. A video will be taken of all live events, which will be edited, and distributed free, to all of the children-oriented cable television stations in the U.S. and Canada.

7. Continual Promotional Activities

The company will also be donating packages of Martian products to elementary schools across the country. Licensees will be offered the opportunity to include their products in this package. The package will initially include four Martians Incorporated helmets, four sets of Martian gloves, four "Zarbie and the Martians" CDs, and four Karaoke versions of the CD with complete sets of lyrics along with a DVD of a live performance. We anticipate that many classrooms will be performing their versions of our act at their yearly parent entertainment shows.

8. Charitable tie-in promotions

To further brand awareness, Martians Incorporated and "Zarbie and the Martians" will lend their trade dress and likenesses to Charitable Organizations. This will serve to promote trademark familiarity and at the same time benefit various worthy causes. The organizations we are working with will include: The Boy Scouts, Girl Scouts, YMCA, YWCA, Make a Wish Foundation, and various children's hospitals nationwide.

Proprietary Products

The Company's plans are synergistic in that in addition to licensing our property to manufacturers of various items, we will also contract the production of some items for retail sale that we plan to be the sole distributor of. One of these items is of course the Martian's CD. Management feels quite certain that we can sell a minimum of 500,000 of these in our first full year of its introduction. That will net the Company gross revenue of approximately $1,000,000. Another product that we be proprietary of the firm is the "Helmet" that the group wears during a performance. Every kid that has seen these helmets wanted to get one. We can mass-produce them after initial setup costs for less than $5.00 each complete with a four color lithographed box for retail display. We will wholesale these for $9.95 and stores will sell them for $19.95. We should be able to see at least 1,000,000 of these in 2005. Also, we will be selling the Martian gloves with LCD lights on the fingers as our own product line. We can import these from Taiwan at a cost of $1.75 each and will wholesale them out a 100% profit. These three products alone should generate earnings in the range of 12 to 15 million dollars. These revenues of course will be in addition to the 10% royalty payments we will receive from each manufacturer who licenses our property and sells their own unique products. Another revenue stream that is currently under development is a Martians Inc. (KIDS) web site that will be interactive and will sell at retail not only our proprietary product lines but also we will include for sale all of our licensee's products as a bonus for their participating in our project.

DESCRIPTION OF PROPERTY

Intellectual Properties

The company has received and owns U.S. copyrights for the audio sound recording CD of "Zarbie and the Martians", the "Martians Incorporated" logo, the Martian Atmosphere Induction Gear (the Martian helmet), and the four Martian characters; Zarbie; Dingodongopingozangaloo; Xzenzx; and Deonz Zeonz. All of the music contained on the CD *Zarbie and The Martians* was written by Randell Young. The company obtained the exclusive right from Randell Young to use this music for Martians Incorporated projects. However, per a Production Agreement (See Exhibit D – Material Contracts) the company has agreed to pay separately both a Producers Royalty and an Artist Royalty of either five percent (5%) of the manufacturer's listed wholesale price or five percent (5%) of the actual monies received by the manufacturer (Martians

Incorporated), whichever sum shall be greater, of all work product released pursuant to the recording contract, including foreign and domestic releases. In addition, the company shall pay separately both a Producers Royalty and an Artist Royalty equal to fifty cents ($0.50) each per CD manufactured excepting 5,000 to be manufactured for promotional purposes. Also, publishing royalties to the songs on the CD are owned by Dan Scheuer and Randell Young, either jointly or separately.

Real Property The Company has no real property or real estate holdings. The Company currently leases 2,000 square feet of commercial office space at its corporate headquarters at 1000 Quail Street, Suite 250, Newport Beach, California 92660.

(This page left partially blank intentionally.)

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The Company's bylaws authorize a board of directors consisting of three to nine members. The company's present board of directors consists of the following three members:

Chairman, President, Chief Executive Officer and Acting Chief Financial Officer Dan Scheuer

Dan Scheuer is Chairman of the Board of Directors, President, Chief Executive Officer and Acting Chief Financial Officer of the company, and has served in these positions for the company since its inception in February 2003.

Prior to forming the company, from November 2000 to February 2003, Mr. Scheuer worked as a Customer Relations Management consultant for "The Taxman, Inc.", a Newport Beach, California Certified Public Accounting firm.

From February 1992 until March 2000, Dan was independently working as a marketing consultant to a gourmet specialty foods company, "Old Jerusalem" as well as running his own wholesale distribution company, "Just-In-Time, Inc.", which bought licenses from Nintendo, Warner Bros. (Ghostbusters), Surge Licensing (Teenage Mutant Ninja Turtles), and others and created a product line of iron-on embroidered emblems that sold to nearly all-major retail chains in the country.

From September 1985 to February 1988, Dan served as the National Sales Manager for Pride Plastics in Buena Park, California; a family owned custom injection molding company. His activities at Pride Plastics were to develop a new line of proprietary products and subsequently build a national sales organization of independent manufacturers sales representatives. Dan secured a license for the company with Nintendo of America and also was responsible for contract negotiations with major retailers such as Wal-Mart, K-Mart, Sears, Toys R' Us and Blockbuster Entertainment.

Director, Executive Vice-President, Chief Operating Officer and Secretary Edwin J. Vaughn

Edwin J. Vaughn is the company's Executive Vice-President, Chief Operating Officer, Secretary and a member of its Board of Directors and has served in these positions for the company since its inception in February 2003. Prior to joining the company, Mr. Vaughn was an Account Representative with Monex Deposit Company, a retail precious metals firm, from June 2001 to May 2003.

From July 2000 to June 2001, he functioned as a logistics and protocol contractor with Acotec, Inc., a software and internet management services provider.

From June 1998 to June 2000, he worked as a Retail and Wholesale Loan Manager with Americash Mortgage Bankers in Buena Park, CA..

From 1979 to 1986, Mr. Vaughn served as Test Center Director at Union College in Cranford, New Jersey. While at Union College, he collaborated with a team of leaders from the college, State and County governments to establish the Employment Skills Center in Elizabeth, NJ.

As a Director with The Family Service and Child Guidance Center in Orange, New Jersey, Mr. Vaughn supervised a staff of approximately 12 psychologists and social workers in addition to psychology and social work interns. In addition, he worked several years as a Substance Abuse Program Coordinator at the East Orange General Hospital in East Orange, New Jersey.

Mr. Vaughn has taught at several colleges including Kean College, Essex County College, Union County College while living in New Jersey.

From 1982 to 1987 he served on the Board of Directors of the Newark Daycare Council. As a Board member, he was also Chairman of the Finance Committee. He has also produced and managed numerous courses, events and projects for Landmark Education Corporation at its New York, New Jersey and California locations.

Mr. Vaughn received his Bachelor of Arts in Psychology from Rutgers University in New Jersey in 1972 and earned his Masters in Psychology from the University of Kansas in 1977.

UPON COMPLETION OF THIS OFFERING THE FOLLOWING PERSONS HAVE AGREED TO ASSUME POSITIONS ON THE COMPANY'S BOARD OF DIRECTORS AND AS OFFICERS IN THE FOLLOWING CAPACITIES:

Director and Chief Financial Officer - William P. Lyons Jr., CPA, MBA

Director and Chief Financial Officer William P. Lyons Jr., CPA, MBA is an entrepreneur who started Lyons Financial Services in 1992 to offer accounting, tax and management consulting services to business firms and individuals in Orange County, Ca. Mr. Lyons is familiar with SEC reporting procedures; and he examines client financial records and reports, and attests to their conformity with standards of reporting by performing compilation, review and financial statement audits. As a consultant, he has assisted firms in improving their "bottom-line" profits by implementing money management techniques. Mr. Lyons prepares tax returns for a variety of business firms and individual clients; and he advises clients on the tax benefits of certain business decisions. He has prepared tax returns for individuals, corporations, partnerships, LLC's, trusts, estates and exempt organizations. He has also represented clients in tax matters before the Internal Revenue Service and other tax agencies.

During the period 1980 to 1991, he was the Treasurer and a Director of Security Trust Company. This financial institution, with offices in Los Angeles and San Francisco, provided banking and record keeping services primarily for the corporate/institutional market. Mr. Lyons is experienced in cash management services including lock-box systems and controlled disbursements. He designed and installed "Profit Center Financial Statements" which enabled senior management to monitor the monthly performance of all profit centers.

Before starting this trust company in 1981, he spent two years as the Chief Financial Officer at Cantor, Fitzgerald & Co., an investment-banking firm in Beverly Hills, California. Mr. Lyons received his basic training in public accounting with "Big 5" firm - Pricewaterhouse-Coopers, where he spent three years on the audit staff, and two years in the management-consulting department.

A veteran of the United States Marine Corps, Mr. Lyons earned his Bachelor of Business Administration in Marketing from Manhattan College. He earned his Master of Business Administration in Accounting, Finance and Investments from New York University. Mr. Lyons is a Certified Public Accountant in California.

Vice-President of Marketing and Public Relations Kathy Barnum

Kathy is the owner of the Kathy Barnum Agency, Inc., from June 1970 to present an Advertising/Public Relations firm that has been involved in marketing and promotion of some of Orange County's premier events, international media campaigns for major corporations worldwide, new product introductions, and almost every regional and national election campaign.

Kathy earned her BA in Communications from the University of Colorado, and has implemented many award winning strategic marketing plans, providing an assortment of communication production services in support of her client's media relations efforts and in alignment with their consumer-oriented brand campaigns. Kathy's work was recently nominated for a Pulitzer Prize for a feature story she wrote, "Taking Your Widgets Over the Top." Her peers have her listed as one of the best PR Wizards in the Industry.

Throughout the years clients have received increased name recognition, high visibility, corporate positioning, and prestige through carefully orchestrated and innovative special events, grand openings, fundraisers, sporting venues, concerts, multi-faceted entertainment productions, and community and public outreach programs. Kathy Barnum's talents include production of television shows, commercials, documentaries, public service announcements, video productions and radio, print and electronic press.

Kathy's diverse client database includes: Walt Disney, Baskin-Robbins International, Tiffany & Co., Master Show Productions, Boy Scouts of America, American Cancer Association, Proud to Be An American Parade for CNN, Washington, DC, NBC, Fox Sports Network, 7/UP, Van Camp Sea Foods, Ritz-Carlton Hotels, and Meeting Masters International, including promoting and working with many celebrities over the years.

Prior to owning her own Agency, Kathy worked for Meeting Masters as the assistant to President, Jim Fish. She managed all administration and project planning, oversaw budgets, personnel, travel, and implementation for all conventions, concerts, trade shows, and annual corporate meetings for an impressive client list. She was responsible for contract negotiations, and production of all collateral materials. Kathy worked on the Opening/Closing Ceremonies for the last two Olympics and has been a staff consultant for several major television stations.

Director - Frank J. Celecia

Frank Celecia has 25 years experience in all facets of broadcast operations, television productions and direct response television. From June 1999-Present Frank has been the President of "Rude Honey Design Group" (and VP Sales & Marketing and Executive Producer, supervising the sales staff. He has brought the company from start up to 10 million in sales.

From May 1994 to June 1998 Frank was CEO and Director of Marketing & Sales for "Emerald Multimedia", a direct response advertising company making interactive CD-ROM catalogs to enhance publisher sales. Frank created distribution channels, and Direct market sales through TV ads. The company was sold to public company for 85 million.

He was President and CEO of Vidcom Post, Inc. (NASDAQ - VDPI) from 1985 to 1993, where he developed and led an engineering team to design and route multiple video and audio signals to a 20,000 square foot television post production center for video formats DI, D2, D3, digital edit suites, Quantel Harry DI Graphics, and film-to-tape transfer suites. The facility was used on a daily basis by major studios, such as Disney, Paramount, NBC, ABC, CBS, Sony Pictures, and Columbia Pictures.

Director and Information Technology Officer/Web Services Jerry Michael Jose

Director and Information Technology Officer/Web Services Jerry Michael Jose

Jerry Michael Jose is a focused leader and programmer with over 10 years of experience as a software developer and technology implementer. Mr. Jose is experienced with design, development, and deployment of client/server, n-tier, and web-based applications. His professional experience includes programming in a variety of different areas, from writing business IT applications, to technically advanced, commercially available, network monitoring software.

Since September 2004 to present Mr. Jose has ran his own independent consulting practice devoted to designing and providing technology solutions for companies looking to maximize their technology investments. Prior to this time, from February 2000 until September 2004, Jerry worked for Opux, LLC. in Newport Beach, Ca. His responsibilities included high-profile work in a leadership role on multi-million dollar projects for Fidelity National Financial building an Internet-based software application to automate their real estate title and escrow processes. This application supports Fidelity's network of more than 1000 offices nationwide. Mr. Jose was the lead developer and designer for a web application to manage Koch Pipelines Canada's oil movements through their pipelines throughout Canada. Jerry has also consulted for, and developed on a multi-million project for the international shipper ANZDL/CP Ships. This project integrated the entire shipping and resource management process for ANZDL's global shipping business.

Prior to joining Opux, from January 1998 to February 2000, he worked as the Information Technology Manager for the Lanware Corporation, a software development company. His responsibilities included being the lead developer of Lanware's NTManage Software, a commercial network monitoring solution. Lanware was later purchased by Intuit. Mr. Jose was also a lead developer for web based trucking management systems for Herman Miles Trucking which was subsequently acquired by UPS.

Mr. Jose holds a Bachelor of Science Degree in Computer Science with a minor in Business Analysis from Texas A&M University.

Director - Kenneth E. Grubbs, Jr., Lit.D.

Director Kenneth E. Grubbs, Jr., Lit.D. currently serves as Managing Director of The National Journalism Center and Editor-in-Chief of The Reporter. Dr. Grubbs is a former Associate Editor of Investors Business Daily, the former Vice President and Editorial Director of The Orange County Register and the former Editor-in-Chief of World Trade Magazine which, under his editorship, was awarded the 1998 "Maggie" for Best Business and Finance Magazine by the Western Publications Association. Dr. Grubbs has also served as National Edition Editor and Deputy Editorial Page Editor of The Washington Times, Editorial Page Editor of The Anaheim Bulletin, Editor of The New Guard, Staff Writer for Human Events and Editor and Publisher of Greenhow Newspapers (two dailies, five weeklies and six shoppers distributed in upstate New York).

Dr. Grubbs has appeared on The Phil Donahue Show, The McNeil-Lehrer Newshour, CNN's Inside Politics, ABC's Nightline, Britain's Independent Television, Japanese public and commercial television, C-SPAN and the Christian Broadcasting Network. A former host of The Clearinghouse (KEZY-FM), Anaheim, California), he has been the subject of interviews on German and Swiss radio as well as on radio talk shows in Los Angeles, San Francisco, San Antonio, Dallas, New York and Boston.

A past Chairman of the Ethics Committee of the National Conference of Editorial Writers, Dr. Grubbs has written dispatches from Europe, North America, Latin America, New Zealand, Australia and Asia and has been published in The Wall Street Journal, National • Review, Reason and other periodicals. He currently serves as Mentor/Coordinator of the Phillips Foundation Journalism Fellows Program.

Dr. Grubbs is a former Chairman of the World Affairs Council of Orange County, a founder and former Vice President of The Orange County Forum and a former Director, Senior Fellow and past chair of the Media Advisory Committee of the Pacific Research Institute. He is a member of the Philadelphia Society and the Pacific Council of International Policy. He has been appointed a Media Fellow at the Hoover Institution of Stanford University, has lectured at the John Fitzgerald Kennedy School of Government at Harvard University, and holds an honorary Doctor of Letters degree from City University Los Angeles.

Dr. Grubbs also currently serves on the boards of directors of wwwINTERNETS, a research-oriented Internet portal; and Settle Express Corporation, an Internet-based alternative dispute resolution service.

SIGNIFICANT EMPLOYEES

Production Crew – The following musicians are a partial list of professionals who will participate in future productions for the company. Each has performed on the "Zarbie and the Martians" CD. They will be paid for any production time as independent contractors on a "when needed" basis.

Biographies of Artists

Head of Music Development-Randell Young, MBA, D.Mus.

A venerated guitarist credited by the Los Angeles Times with "a tight, cosmopolitan sound" and described by the Orange County Register as "a masterful blues player", Dr. Young has balanced and complemented his entrepreneurial career with a lifelong, serious pursuit of musical excellence and expression.

He began playing professionally right out of high school working initially in R&B clubs in his hometown of Washington, D.C. He has since gone on to gig with numerous recording artists including Max Bennett, Nicolette Larson, Poncho Sanchez, Mayuto Correa, Rob Mullins, Billy Mitchell, John Bolivar, Tony Guerrero, Dan St. Marseille, Reed Gratz, Tyrone Brunson, James Harris, Melvin "Deacon" Jones, Harvey "Harmonica Fats" Blackston, Jeff "Skunk" Baxter (of Steely Dan), Nesbert "Stix" Hooper (of The Jazz Crusaders), Margot Chapman (of The Starland Vocal Band) and Rusty Cox (of The Dazz Band).

Dr. Young has authored instructional articles for such publications as Jazz Review, *Guitar Review*, Just Jazz Guitar, *Indie Music*, GuitarNoise, Six String Soul, Music Gear Review, *Guitarist*, InterMusic, Galaris and *Jazz Guitar* magazines. His piece entitled
On Soloing is still archived by *FenderForum* as The Best Guide to Soloing I've Ever Read!

A former member of the house band for NBC's *The David Allen Grier Show*, he has also written and produced original music for Gemstone Pictures' feature film True Blues as well as the complete soundtrack for *Zarbie and The Martians*.
His composition Don't Know How To Love You is featured on MP3.com's original Best of MP3 CD and in *The Complete Idiot's Guide to MP3: Music on the Internet* (illustrated text with CD published by Alpha Books).

He has recorded three solo albums, *Nefarious Rhythms & Blues*, *Guitar Noire* and the soon-to-be-released Tsarabanjina. A fourth, Soiree at the Cafe Creole, is in progress. As a featured performer, he has opened for such luminaries as Larry Carlton, Etta James, Steve Lukather, The Fabulous Thunderbirds, Canned Heat and John Mayall.

Ron Shumake

Ron "The Iceman" Shumake began his professional career working R&B clubs in his hometown of St. Louis, Missouri, the birthplace of the blues. He moved to Los Angeles to accept a gig with The Blossoms and has since gone on to play with Willie Nelson, Roger Miller, Danny Gatton, Gary Muledeer, Papa John Creech, Delaney Bramlett, John Lee Hooker, Reed Gratz, Kris Kristofferson, Steve Gaines, Bill Medley, Ray Price, The Crystals, Harvey Mandel, Tammy Wynette, Glen Campbell, Lester Chambers, Gary Lewis and the Playboys, Doug Kershaw and Canned Heat. With the "Master of the Telecaster", D.ny Gatton, he co-authored Sky King which is featured on the late virtuoso's Unfinished Business and Crusin'

Dueces albums. Ron has performed with the Dallas, El Paso and Houston Symphony Orchestras and appeared on numerous television shows including Austin City Limits, Soundstage, HBO Las Vegas and Farm Aid.

For more than a dozen years, Ron served as musical director for country music legend Roger Miller and, as a former member of Canned Heat, he is featured in The Rolling Stone Encyclopedia of Rock and Roll.

Rick Schlosser

A graduate of the Berklee School of Music, Rick is one of the greatest R&B drummers of all time having played on over 100 gold and platinum records including such landmark recordings as Rod Stewart's A Night On The Town, Dionne Warwick's Deja Vu and Van Morrison's Tupelo Honey. At one point in his career, four of the top 10 records listed on Billboard's Hot 100 Singles featured his drum tracks. His live performance and recording credits include: Etta James, Jack Mack and the Heartattack, Little Feat, James Taylor, Waylon Jennings, Cher, Hughes Corporation, Burton Cummings, Stephen Bishop, Eric Carmen, Bill Quateman, Tommy Johnson, Dusty Springfield, Alice Cooper, The Carpenters, Harry Nilsson, Nicolette Larson, Adam Mitchell, George Benson, John Stewart, Juice Newton, Maria Muldaur, The Commodores, Paul Anka, Ronnie Hawkins, Leo Sayer, Manhattan Transfer, Barry Manilow, Diana Ross, Lionel Ritchie, Nils Lofgren, Ricky Nelson, Stanley Clarke, Kenny Rogers, Patrick Simmons, Emilio Sesto, Sara Dash, Lee Ritenour, Rita Coolidge, Bill Medley, Mike Bloomfield, Joan Baez, Dolly Parton, Del Shannon, Garland Jeffreys, Rory Block, Art Garfunkel, David Soul, Janice Ian, The Dirt Band, Air Supply, The Bellamy Brothers, Gilberto Gil, Chuck Berry, Andy Pratt, Edgar Winter and White Trash, Boz Scaggs, Bonnie Raitt, Johnny Rivers, Emmylou Harris, Linda Ronstadt and Natalie Cole.

Rick Dellefield

Keyboardist Rick Dellefield spent his formative years in "Sweet Home" Chicago, Illinois and has since gone on to work with numerous artists of note including John Elefante of the multi-platinum rock group Kansas; Ian Gillan (of Deep Purple); Alan Hewitt, producer of Earth, Wind & Fire; Mack, producer of Queen, ELO and Billy Squire; and Andy Johns, producer of Led Zeppelin. He appears on the Atlantic Record's debut album of vocalist Michael White as well as the KLOS' Rock to Riches album. He has recorded one solo album, Gemini, and produced the debut CD for contemporary Christian vocal group Karis. He holds a masters in music (M.Mus.) from California State University Fullerton and currently serves as the musical director for Saint Edward Catholic Church in Dana Point, California where he produces and conducts a diverse program of live performances ranging from modern Gospel to Mozart.

Reggie McBride

Reggie grew up in Detroit and began playing talent shows and union halls at the age of eight. By the time he was 14, he was playing bass for Aretha Franklin and at age 16 he was touring with James Brown. At age 19, he received a scholarship to attend the Berklee School of Music but had to pass... to take an offer from Stevie Wonder to join his band Wonderlove. So it was off to New York to begin recording Fulfillingness 1st Finale. He has since gone on to tour and record with Minnie Ripperton, Rufus, Chaka Khan, Syreeta Wright, Rare Earth, Parliment, The Funkadelics, Elton John, Al Jarreau, Van Morrison, Ry Cooder, David Lindley, Rick Springfield, Rod Stewart, Keb Mo and B.B. King.

Mayuto Correa

A true legend of Latin Jazz, Mayuto has often been called "the best conga player in the world" by numerous critics including John Levy, Earl Palmer and Sondra Oei. John Dants has called Mayuto "the Coltrane of Congas" and Gabor Szabo touts Mayuto as "a fiery percussionist, full of lyricism and romantic beauty".

This Rio de Janeiro-born percussionist has earned such laurels participating in thousand of recording sessions with world-class artists including Cannonball Adderley; Nat Adderley; Stevie Wonder; Henry Mancini; Paul Anka; Frank Sinatra; Sammy Davis, Jr.; Harry Belafonte; Burt Bacharach; The Temptations; Santana; The Crusaders; George Benson; Herbie Hancock; Ron Carter; Freddie Hubbard; Patrice Rushen; N'dugo Chancler; Ernie Watts; Joe Sample; Wilton Felder; Wayne Henderson; Lawrence Welk; Sonora Matansera; Oscar Brown, Jr.; Ronnie Laws; Dave Grussin; Joe Pass; Herb Alpert; Tony Williams; Branford Marsalis; Donald Byrd; Gato Barbieri; Della Reese; Minnie Ripperton; Sarah Vaughan; Trini Lopez; Mirian Makeba; Hugh Mazekela; Don Ellis; Gerald Wilson; Nancy Wilson; Cal Tjader; Kenny Burrell; Lee Ritenour; Gabor Szabo; Carmen McRae; Sarita; Leta N'bulo; Joe Williams; Neil Sedaka; Joao Gilberto; Tamba Four; Amad Jamal; Ray Brown; Marvin Gaye and, of course, fellow Brazilian Milton Nascimento.

Mayuto has appeared on numerous TV shows including The Tonight Show with Johnny Carson, The Merv Griffin Show, The Midnight Special, The Nancy Wilson Show, The Harry Belafonte Show, Fantastico, Show do Mes, Sexta Super, Silvio

Santos, Cidade Aberta, Aqui e Agora and Jacy Campos and played on the soundtracks of M.A.S.H., Baretta, Death Squad, Shaft, Chips, Trouble Man, Lost in the Stars and Cinderella Liberty.

Mayuto has performed (on multiple occasions) at virtually all of the planet's foremost concert venues including Carnegie Hall, the Hollywood Bowl, the Fillmore, Lincoln Center, the Apollo Theatre, the L.A. Coliseum, the Dorothy Chandler Pavilion, the Shrine Auditorium the Palladium and Rio's Copacabana Palace.

He has been featured at every major jazz festival worldwide including The Playboy Jazz Festival, The Concord Jazz Festival, The Monterey Jazz Festival, The Newport Jazz Festival, The Kool Jazz Festival, Jazz at Drew, The Mexico Jazz Festival and The Berlin Jazz Festival.

A former record producer for ABC Dunhill Records, Mayuto is also an accomplished playwright and director having written and directed at the Orpheus; Shubert Theater; Sortilege; I.C.C.C. Theatre; Negra Elza; Carlos Gomes Theatre; Municipal Theatre; She Dances; U.S.C. Theater Fantastico;and TV Globo. He has composed several hundred songs and written many scripts for film, television and stage including Zarina, Skid Row, Brazilian Wave, Ultimate Plan and Hector's Castle.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

None of the Officers, Directors, key personnel or principal stockholders is related by blood or marriage and none of them has either guaranteed or co-signed any debt on behalf of the Company. Further, the Company has not, nor does it propose to do so in the future, make loans of any kind to affiliates of the Company or their relatives. Additionally, the company does not and has never leased or bought any goods, property or services from an affiliate of the Company or any of their relatives and has no plans to do so in the future.

REMUNERATIONS OF OFFICERS, DIRECTORS AND KEY PERSONNEL PREVIOUS YEAR

In the two years immediately preceding this offering the following Officers and Directors were remunerated for their services as follows:

Officer/Director	Common Shares/Warrants	Total Cash Payments
Dan Scheuer, President/CEO/CFO	962,000/665,625(1)	$31,000
Edwin J.Vaughn, VP/COO	962,000/665,625(2)	$31,000

1) Dan Scheuer holds stock and warrants through his interest in Modoc Trading Company, his affiliate.
2) Edwin J. Vaughn holds stock and warrants through his interest in Hitmeeze, Inc., his affiliate.

Dan Scheuer entered into an employment contract with Martians Incorporated dated May 5th, 2004. The contract provides for a salary beginning at One Hundred Fifty Thousand Dollars ($150,000) per year for the first year with raises at the discretion of the board of directors not to exceed ten percent per annum or the previous calendar year's percentage increase in the Consumer Price Index, whichever is greater. The term of the contract is five years. (see Exhibit D – Material Contracts)

(This page left partially blank intentionally.)

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the beneficial ownership of the company's outstanding capital stock by: (i) each person or entity or person who is an officer or partner in such entity known by the company to beneficially own more than five percent of the company's common stock; (ii) each of the company's officers and directors; and (iii) all of the company's officers and directors as a group. Pre-Offering Shares as of March 16th, 2005 assume all outstanding warrants for common shares have been exercised. The Post Offering Shares assume that the offering is fully-subscribed and all outstanding warrants have been exercised.

	As of March 16th, 2005		**Post Offering**	
	Common Shares	Equity	Common Shares	Equity
F. G. Hunter, Inc.[1]	2,500,000	26.88%	2,500,000	20.83%
Modoc Trading Company[2]	1,627,625	17.50%	1,627,625	13.56%
Hitmeeze, Inc.[3]	1,627,625	17.50%	1,627,625	13.56%
All Officers and Directors as a Group	5,755,250	61.88%	5,755,250	47.96%

[1] F.G. Hunter is an affiliate of Dan Scheuer, Chairman, President, CEO and CFO; Edwin J. Vaughn, Director, Executive VP, Secretary and COO; William P. Lyons, Jr., CPA, MBA,; and Jerry Michael Jose. Its address is 1000 Quail Street, Suite 250, Newport Beach, CA 92660

[2] Modoc Trading Company is an affiliate of Dan Scheuer, Chairman, President and CEO. Its address is 1000 Quail Street, Suite 250, Newport Beach, CA 92660

[3] Hitmeeze, Inc. is an affiliate of Edwin J. Vaughn, Director, Executive VP, Secretary and COO. Its address is 1000 Quail Street, Suite 250, Newport Beach, CA 92660

Note: Upon completion of funding of the offering (maximum only), vacancies on the Board of Directors will be filled with the following people whose combined security ownership is 130,000 shares of the Company's Common Stock:

Kathy Barnum - Vice-President of Marketing and Public Relations
William P. Lyons Jr., CPA, MBA - Director and Chief Financial Officer
Jerry Michael Jose - Director and Information Technology Officer/Web Services
Frank J. Celecia – Director
Kenneth E. Grubbs, Jr., Lit.D. – Director

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

All agreements, obligations and transactions involving shareholders and the issuer, other than the issuance of founders' shares previously discussed, are summarized as follows:

(1)Dan Scheuer entered into an employment contract with Martians Incorporated dated May 5th, 2004. The contract provides for a salary beginning at One Hundred Fifty Thousand Dollars ($150,000) per year for the first year with raises at the discretion of the board of directors not to exceed ten percent per annum or the previous calendar year's percentage increase in the Consumer Price Index, whichever is greater. The term of the contract is five years.

The intent of this contract is to provide the CEO with adequate executive compensation while insuring shareholders that opportunities do not exist for the CEO, who is also the majority stockholder of the company, to take money out of the corporation, other than a reasonable salary and benefits, without properly compensating minority shareholders.

The contract also severely limits the CEO's ability to participate in outside ventures or to direct financial resources or opportunities to entities other than Martians Incorporated. Additionally, all intellectual property rights related to the business of the company obtained or created by Dan Scheuer during his tenure as CEO, including all inventions and discoveries, must be disclosed to Martians Incorporated. Investors are advised to read this agreement in its entirety. (See Exhibit D – Material Contracts)

(2)F.G.Hunter, Inc., the majority shareholder of Martians Incorporated, has executed on behalf of Martians Incorporated a license agreement with Randell Young dated June 21st, 2003. All of the music contained on the CD *Zarbie and the Martians* was written by Dr. Young. The company obtained the exclusive right from Dr. Young to use this music for Martians Incorporated projects. The agreement provides that Dr. Young is to be paid a producer's royalty equal to $0.50 for each CD unit sold and that an artist royalty of $0.50 per CD sold is to be deposited into escrow and distributed equally amongst the musicians, vocalists and engineers who performed on the CD. Dr. Young has obtained 1,000,000 shares of F.G. Hunter, Inc., representing the shares of his entitlement per the Production Agreement. Dr. Young has no shares in Martians Incorporated. (See Exhibit D – Material Contracts)

RELATED PARTY TRANSACTIONS

The Company's has three majority shareholders. One is Dan Scheuer, the CEO & CFO of Martians Incorporated. Another is Edwin Vaughn, the Company's Executive V.P. and COO. Third is F.G. Hunter, Inc., which is a California Corporation with majority ownership by Mr. Scheuer and Mr. Vaughn in which they hold offices as the CEO, CFO and COO respectively.

Beverly Skyline Media, Inc. is a third company in which F.G. Hunter, Inc., Mr. Scheuer and Mr. Vaughn also are majority shareholders and hold the offices of CEO, CFO and COO. Beverly Skyline Media inc. (BSMI) was developed with the intention of becoming the music, video and print production company for future productions of F.G. Hunter, Inc. and Martians Incorporated.

Martians Incorporated has been issued warrants to purchase up to thirty percent (30%) of authorized shares of Beverly Skyline Media, Inc. at a price of $0.25 per share. As of March 31, 2005 Martians has made investments totaling $53,000 and is the owner of 212,000 of these common shares. Additionally, BSMI has signed an agreement with Martians Incorporated to be the Master Distributor of the soon to be released "Zarbie and the Martians" CD. Presently BSMI is the Executive Producer of a CD being made as a Tribute to Bob Dylan and is scheduled to release it in the fall of 2005. The CD is to feature a minimum of 13 well known artist and 5 or more newly discovered talents including Kristina Garnett of "Zarbie and the Martians". (See Exhibit D – Material Contracts)

LEGAL PROCEEDINGS

There is no material legal proceeding pending to which the company is a party and the company knows of no material legal proceedings threatened or material judgments entered against the company. Further, the company knows of no cause of action or circumstances which may give rise to any cause of action which may imperil the company.

COMMON SHARES

Common Stock The Company has issued 7,418,900 common shares to date for a total consideration of $862,700. The company has also issued 1,881,100 warrants to purchase additional shares of common stock (see "Warrants"). During the last twelve months immediately preceding this Offering, the Company issued 825,300 shares of its common stock and 357,000 warrants to purchase additional shares of common stock through a private placement. During the last twelve months immediately preceding this Offering, the Company sold 551,800 common shares and 85,000 warrants to purchase additional shares of common stock through a private placement at an average price of $0.5886 per share. The aggregate offering price for common stock of $0.5886 was determined by management based on market conditions. During this time 273,500 shares of common stock and 272,000 warrants to purchase additional shares of common stock were issued for no consideration. (See Exhibit H – Sample Documents)

SECURITIES BEING OFFERED

The Company is offering nine hundred thousand (900,000) Units consisting of one (1) share of Series A Preferred Stock no par value (the "Preferred Stock") of Martians Incorporated (the "Company") and two (2) Class A Non-Redeemable Warrants, which are immediately detachable, and separately tradable (the "Non-Redeemable Warrants"), (See "PLAN OF DISTRIBUTION"). The Units are being offered on a 100,000 Units or none basis. This means that at least 100,000 of the Units must be sold if any are to be sold. Subscription funds, to be held in an escrow account, will be returned to subscribers without interest, should at least 100,000 of the Units not be sold within the allotted time. If the minimum number of Units is sold the remaining 800,000 Units will be offered on a "best efforts" basis. The Company may, at its discretion, organize a selling group of NASD member firms to assist it in selling the Units.(See Exhibit H – Sample Documents)

SERIES A PREFERRED SHARES

Dividend Rights The holders of the outstanding shares of the company's preferred stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefore. Beginning in Year Two, the Series A Preferred Shares will receive a 6 percent per annum cumulative preferred dividend which must be fully paid to all such Series A Preferred shareholders before any other dividend may be declared for any other class of stock. After payment of their cumulative dividend has been made, the Series A Preferred Shares shall then also participate in any additional dividend declared by the board of directors from funds legally available therefore. The Company's ability to pay these dividends will be contingent on the success of the company in attaining its financial goals as set forward in its pro forma financial projections, included in Section F/S of this offering circular.

Voting Rights Martians Incorporated is authorized to issue an aggregate of 20 million shares of common stock and 10 million shares of preferred stock. All common and all Series A Preferred Shares have equal rights with respect to voting. Each holder of record of Series A Preferred Stock is entitled to one vote for each outstanding share of the Series A Preferred Stock owned by such shareholder on every matter properly submitted to such shareholders for their vote. Cumulative voting of shares in the election of directors of the corporation is authorized.

Liquidation Rights In the event of a liquidation, dissolution or the winding up of the affairs of the company, following the satisfaction of all creditors and bond holders, any assets which may remain, following the satisfaction of all creditors and bond holders, shall be ratably divided and distributed equally among all common and preferred shareholders.

Preemptive Rights The holders of outstanding shares of preferred stock of the company have no preemptive or redemption rights and all of the issued and outstanding shares of preferred stock are, and the unissued shares when sold or issued will be, duly authorized, validly issued and fully paid and non-assessable. To the extent that the company issues additional shares in the future, the relative interests and share holding percentages of company ownership may be diluted.

Conversion Rights All 1 million Series A Preferred Shares are convertible to common stock on a one share for one share basis at any time at the option of the holder. The issuer presumes that, preceding the registration of common shares for an initial public offering or following the establishment of a public market for the common stock of the company, Series A Preferred shareholders would be desirous of increasing the liquidity of their shares by converting them into common shares. All Series A Preferred shares are also convertible to common on a one share for one share basis at the option of the company in the event that the company's stock becomes eligible for trading on either the New York or American Stock Exchange or becomes listed on the National Association of Securities Dealers Automatic Quotation system (NASDAQ).

Redemption Provisions In the event of a future public offering of equity securities of the corporation, all existing common shareholders (as of 30 calendar days precedent to the effective date of such public offering) shall have the right to register in such initial public offering a maximum of 20 percent of their total common shares. At least 60 calendar days prior the effective date of any such public offering, the company will provide written notice to all shareholders that said public offering is contemplated.

Sinking Fund Provisions There are no sinking fund provisions for preferred stock of the Issuer.

Liability to Further Calls or to Assessment by the Issuer There are no liabilities to further calls or to assessment by the Issuer for its preferred stock.

Potential Liabilities There are no specific potential liabilities to purchasers of the preferred stock of the offering that require specific disclosures since the financial resources of the Issuer are such that disclosure is immaterial and it is unlikely that any such liability would ever be imposed.

WARRANTS

Warrants offered as part of this offering include 1,800,000 Class A Non-Redeemable Warrants exercisable at a price of $5.00 per share, only during a period commencing twelve months after the closing of this Offering and ending five years from said closing date, and upon exercise entitle the holder to one (1) share of Common Stock for each Warrant exercised. The Non-Redeemable Warrants exercise term may be extended and the exercise price may be decreased at the Company's sole discretion without notice to warrant holders. The Company has issued a total of 1,881,100 warrants to purchase additional shares of common stock to date. (see "Description of Securities" and Exhibit B – Instruments Defining Rights of Security Holders).

Part F/S
Financial Statements

Martians Incorporated

Financial Statement from Date of Incorporation
February 4, 2003 through December 31, 2004
And From January 1, 2005 to June 30, 2005
(Unaudited)

The Company can best be described as a Development- Stage Enterprise. Our company has no revenues to date. The company's development has been supported by stock purchases totaling $862,700 through June 30, 2005. As of June 30, 2005 the company has an accumulated deficit of $791,900; cash on hand of $247; and stockholders equity of $70,800.

These financial statements have been prepared by William P. Lyons, Jr., CPA, MBA, of Lyons Financial Services, whose office is located at 1000 Quail Street, Suite 230, Newport Beach, California 92660.

They have been reviewed by Eric H. Woolery, CPA, of Woolery Accountancy, Inc., whose office is located at 1000 Quail Street, Suite 225, Newport Beach, California 92660.

Martians Incorporated

Statements of Operations
Fiscal years Ending 12/31/03 and 12/31/04
and Period from 01/01/05 to 06/30/05

	06/30/05	12/31/04	12/31/03
INCOME:			
Total Income			
OPERATING EXPENSES:			
Advertising		186	25,211
Auto Expenses	95	2,438	2,295
Bank Service Fees	97	845	6,610
Depreciation	2,289	6,155	2,838
Dues & Subscriptions	288	1,123	1,033
Insurance		766	1,250
Marketing	2,446	2,986	73,994
Office Rent	2,873	29,751	33,724
Office Supplies	734	7,719	9,358
Outside Services	5,187	94,586	150,058
Performance		96,189	106,312
Professional Fees	7,000	27,895	25,313
Telephone	1,285	8,020	6,139
Travel & Entertainment		3,040	2,873
Other Expenses	1,057	17,149	22,693
Total Expenses	**23,351**	**298,848**	**469,701**
Operating Profits or (Loss)	**($23,351)**	**($298,848)**	**($469,701)**
Deficit Accumulated in Development Stage	**($791,900)**	**($768,549)**	**($469,701)**
Total Common Shares Issued and Outstanding	**9,300,000**	**9,061,000**	**7,972,200**
Loss Per Common Share (Period)	**-$0.003**	**-$0.033**	**-$0.060**
Accumulated Loss Per Common Share thru 06/30/05	**-$0.085**		

See accompanying notes to financial statements.

Balance Sheet

Martians Incorporated

Years Ending December 2003 & 2004
and period ending June 30, 2005

	2005	2004	2003
Assets			
Current Assets:			
Cash	247	1,697	3,790
Accounts receivable	0	0	0
Investments	53,000	45,000	0
Total current assets	**53,247**	**46,697**	**3,790**
Fixed Assets:			
Office Equipment Net	17,553	19,404	25,059
Total Fixed Assets	**17,553**	**19,404**	**25,059**
Total Assets	**70,800**	**66,101**	**28,849**
Liabilities and Equity			
Current liabilities:			
Accounts payable			12,400
Total current liabilities			**12,400**
Long-term liabilities:			
Notes Payable		8,400	0
Total long-term liabilities		**8,400**	**0**
Equity:			
Capital Stock	862,700	826,250	486,150
Accumulated retained earnings	(768,549)	(469,701)	
Net income	(23,351)	(298,848)	(469,701)
Total owner's equity	**70,800**	**57,701**	**16,449**
Total liabilities and owner's equity	**70,800**	**66,101**	**28,849**

MARTIANS INCORPORATED
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS EQUITY

	Common Stock	Retained Earnings	Total Shareholders Equity
Balance, March 1, 2003	0	0	0
Issuance of 7,972,200 Shares of Common Stock	$486,150		$486,150
Net Loss for the year	($469,701)	($469,701)	($469,701)
Balance, Dec. 31, 2003	$16,449	($469,701)	$.002 per share
Balance, Jan.1, 2004	$16,449	($469,701)	$.002 per share
Issuance of 1,088,800 Shares of Common Stock	$340,100		$826,250
Net Loss for the year	($298,848)	($298,848)	($768,549)
Balance Dec. 31, 2004	$57,701	($768,549)	$0.006 per share
Balance, Jan. 1, 2005	$57,701	($768,549)	$0.006 per share
Issuance of 239,000 Shares of Common Stock	$36,450		$862,700
Net Loss for the period	($23,351)	($23,351)	($791,900)
Balance June 30, 2005	$70,800	($791,900)	$0.008 per share

See accompanying notes to financial statements

MARTIANS INCORPORATED
STATEMENTS OF CASH FLOWS
January thru December 2003 January thru December 2004
and January thru June 2005

	6 Months 06/30/05	Annual 12/31/04	Annual 12/31/03
OPERATING ACTIVITIES:			
Operating Loss	-$23,351	-$298,848	-$469,701
Adjustments to reconcile net loss to net cash provided by operations:			
(Increase) decrease in:			
Accounts Payable	____	-12,400	12,400
Net cash provided by Operating Activities	-$23,351	-$311,248	-$457,301
INVESTING ACTIVITIES:			
Office Equipment Purchases	-438	-500	-27,897
Depreciation	2,289	6,155	2,838
Investment in Media Company	-8,000	-45,000	____
Net cash provided by investing activities	-$6,149	-$39,345	-$25,059
FINANCING ACTIVITIES:			
Loans Payable	-8,400	8,400	
Capital Stock	36,450	340,100	486,150
Net cash provided by Financing Activities	$28,050	$348,500	$486,150
Net cash increase for period	-1,450	-2,093	3,790
Cash at beginning of period	1,697	3,790	
Cash at end of period	$247	$1,697	$3,790

Notes to Financial Statements

MARTIANS INCORPORATED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Nature and Continuance of Operations

Martians Incorporated ("The Company" or "Martians") was formed to be engaged in the business of entertainment, specializing in the youth oriented market creating, marketing, and licensing the commercial rights to certain creative character properties for a wide range of merchandise, products, and venues aimed at the children's and young teenage market. To test audience reaction, on June 1st, 2003, the Company held a successful introductory performance of "Martians Incorporated" to a live audience at one of the most well known theaters in the world, The Henry Fonda Music Box Theater in Hollywood, California. As expected, audience reaction was highly enthusiastic and the Company decided to develop the concept further. After an intensive search involving hundreds of auditions, four extraordinary talented young women were selected to comprise the first Martian ensemble, which was renamed "Zarbie and the Martians". To introduce a forthcoming audio CD, a concert was held on March 17th, 2004 at the Beverly Hills Hotel.

These financial statements have been prepared on a going concern basis. As of June 30, 2005 the Company has accumulated losses of $791,900 since inception on February 4, 2003. Continuation as a going concern is dependent upon the Company's ability to generate profitable operations in the future, and/or obtain the necessary financing to meet its obligations and its liabilities arising from normal business operations as they come due. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Martians Incorporated is presented to assist in understanding the Company's financial statements. These financial statements have been prepared on the accrual basis of accounting. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles, and have been consistently applied in the preparation of the financial statements. The Company complies with Financial Accounting Board Statement No. 7 and the Securities and Exchange Commission Act Guide for its characterization of the Company as a development stage business firm.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid investments and investments with original maturities of three months or less to be cash and cash equivalents.

Concentration of Credit Risk arising from cash deposits in excess of insured limits

The Company maintains most of its cash balances at one financial institution, and the Federal Deposit Insurance Corporation insures up to $100,000 of these balances per account. As of June 30, 2005 the Company did not have any uninsured cash balances.

MARTIANS INCORPORATED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

Summary of Significant Accounting Policies (continued)

The Company has not experienced any losses in such accounts, and Management does not believe that it is exposed to any significant risks for cash in this particular bank account at this time.

Fixed Assets

Property and Equipment assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization shall be computed on a straight-line basis over the estimated useful lives of the acquired assets. The related cost and accumulated depreciation of assets retired or otherwise disposed of will be removed from the accounts, and the resulting gain or loss will be reflected in the statement of operations. Maintenance and repairs will be expensed currently, while major renewals and betterments will be capitalized and written-off over their estimated useful lives.

The Company's long-term assets will be reviewed annually as to whether their carrying value has been impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. Also, management will re-evaluate the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives: (1) Machinery and equipment – 3 to 10 years, (2) Furniture and fixtures – 3 to 10 years. Leasehold improvements are amortized over the shorter of the remaining term of the lease, or the useful life of the improvement utilizing the straight-line method.

Revenue and Receivables

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, and collectability is reasonably assured. The Company will sell licenses embracing the Company's copyrighted and trademarked characters and music (the "Properties"). Licensing fees from companies employing the Company's Properties is recognized when licenses are issued. It is anticipated that the Company will grant credit to the majority of its customers on terms ranging from 30 to 90 days. Potential loss amounts associated with the granting of credit to customers will be included in Management's estimate for the allowance for doubtful accounts. It is not the policy of the Company to require collateral from its customers in order to grant credit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The company uses the liability method of accounting for income taxes pursuant to the Statement of Financial Accounting Standards, ("FAS") No. 109 "Accounting for Income Taxes". Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if it is uncertain as to the future realization of those benefits.

Basic and Diluted Loss Per Share

The Company reports basic loss per share in accordance with the FAS No. 128, "Earnings per Share". Basic loss per share is computed using the weighted number of shares outstanding during the period.

Fair Value of Financial Instruments

The carrying value of cash and accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 3 – Income Taxes

The significant component of the Company's deferred tax asset is a net operating loss carry-forward. The Company has provided an allowance of 100% against the deferred tax asset, as it is unknown at this time whether the Company will be able to utilize this asset. No provision for income taxes has been provided in these financial statements due to the net loss.

MARTIANS INCORPORATED
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

Note 4 – Office Lease

The Company has entered into a verbal month-to-month operating lease for office space at $1,975 per month. There are no future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2005.

Note 5 – Related Party Transactions

There are no potential related party transactions.

Note 6 – Capital Transactions

Common Stock Issued For Cash

The company's development has been supported by stock purchases totaling $862,700 through June 30, 2005.

Stock Options

The Company has set aside 100,000 shares of the common stock at a price of $0.001 per share for the benefit of future employees of the Company. The Board of Directors have yet to hold a meeting and set forth the plan of distribution for these shares, however they are included in all calculations as to dilution and per share value figures.

Stock Warrants

The company has granted the right to purchase shares of Common Stock to the present holders of the Common shares. The Warrants are included in all calculations as to dilution and per share value figures. Information regarding these warrants for the period ended June 30, 2005 is as follows:

Total Balance Issued and Outstanding	1,881,100

Note 7 -- Contract Obligations and Indemnification

In the course of doing business, the Company shall enter into various agreements related to the use of the Properties. These agreements typically include commitments and indemnifications that could create a liability for the Company in the event of damages or injuries related to a product defect on a project. Management believes that the Company shall be adequately insured and will require all licensees to bind the Company as additional insured on their Product Liability Policies. However, future claims related to these agreements could significantly affect the Company's financial results if a loss was incurred as a result of these agreements.

EXHIBIT A

CHARTER AND BY LAWS

2457124


State of California
OFFICE OF THE SECRETARY OF STATE

SECRETARY OF STATE

I, *Kevin Shelley*, Secretary of State of the State of California, hereby certify:

That the attached transcript of 1 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

FEB 0 4 2003

Kevin Shelley

Secretary of State

Sec/State Form CE-107 (rev. 1/03)

OSP 03 74699

2457124

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

JAN 2 9 2003

KEVIN SHELLEY
Secretary of State

ARTICLES OF INCORPORATION

I

The name of this corporation is **Martians Incorporated.**

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

Name Dan Scheuer

Address 1000 Quail ST. #250

City Newport Beach State **CALIFORNIA** Zip 92660

IV

This corporation is authorized to issue only one class of shares of stock: and the total number of shares which this corporation is authorized to issue is one million shares.

Dan Scheuer, Incorporator


OFFICE OF THE SECRETARY OF STATE

A0625930


OFFICE OF THE SECRETARY OF STATE

State of California
Secretary of State

I, BRUCE McPHERSON, Secretary of State of the State of California, hereby certify:

That the attached transcript of ___/___ page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

APR 1 2005

BRUCE McPHERSON
Secretary of State

A0625930

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

The undersigned certify that:

1. They are the President and the Secretary, respectively, of Martians Incorporated, a California corporation.

2. Article IV of the Articles of Incorporation of this corporation is amended to read as follows:

   This corporation is authorized to issue two (2) classes of shares of stock which shall be designated Preferred Stock and Common Stock. The total number of shares of Preferred Stock authorized to be issued is ten million (10,000,000) shares with no par value per share and the total number of shares of Common Stock authorized to be issued is twenty million (20,000,000) shares with a par value of one tenth of a mil ($0.0001) per share.

   The Preferred Stock may be divided into such numbers of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and/or imposed upon the Preferred Stock, or any series thereof, with respect to any wholly unissued series of Preferred Stock and to fix the number of shares and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any previously adopted resolution or resolutions of the Board of Directors originally fixing the number of shares constituting a series, may increase or decrease the number of shares of any series subsequent to the issuance of shares of that series provided that any such decrease does not reduce the number of shares of any series below the number of shares of that series then outstanding.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 7,418,900. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

   We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: 2/24/05

OFFICE OF THE SECRETARY OF STATE

Dan Scheuer, President

Edwin Vaughn, Secretary

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

FEB 28 2005

BY-LAWS

OF

Martinas Incorporated

A California Corporation

ARTICLE I - OFFICES

The registered office of the Corporation in the State of California shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the State of California as the Board of Directors may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings: (Section 600)

The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors.

Section 2 - Special Meetings: (Section 600)

Special meetings of the shareholders may be called by the Board of Directors or such person or persons authorized by the Board of Directors.

Section 3 - Place of Meetings: (Section 600)

Meetings of shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of California as the Directors may from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the State of California.

Section 4 - Notice of Meetings: (Section 601)

(a) Written or printed notice of each meeting of shareholders, whether annual or special, shall be signed by the president, vice president or secretary, stating the time and place where it is to be held, and (i) in the case of a special meeting, the general nature of the business to be treated, or (ii) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders, and (iii) when such meeting is being called for the election of Directors, the names of the Director nominees intended at the time of the notice to be presented by the Board for election.

(b) Notice of any shareholders' meeting or any report shall be given either personally or by first-class mail, or, if the Corporation has outstanding shares held of record by five-hundred or more persons on the record date for the shareholders' meeting, notice may be sent by third-class mail, or other means of written communication addressed to the shareholder at the address of such shareholder appearing on the Corporation's books or given by the shareholder to the Corporation for the purpose of notice; or if no such address appears or is given, at the place where the principal executive office of the Corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located.

---

*Unless otherwise stated herein, all references to "Sections" in these By-Laws refer to those sections contained in Title 1 of the California General Corporation Law.

Such notice shall be given not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. If mailed, such notice shall be deemed to be given when deposited in the United States mail, or sent by other means of written communication, addressed to the shareholder as it appears on the share transfer records of the Corporation or to the current address, which a shareholder has delivered to the Corporation in a written notice.

(b) An affidavit of mailing of any notice or report in accordance with the California Corporations Law, executed by the secretary, assistant secretary or any transfer agent, shall be prima facie evidence of the giving of the notice or report.

(c) If any notice or report addressed to any shareholder at the address of such shareholder appearing on the Corporation's books is returned to the Corporation by the United States postal service marked to indicate that the United States postal service is unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the Corporation for a period of one year from the date of the giving of the notice or report to all other shareholders.

(d) Upon written request to the Chairman of the Board, President, Vice president or Secretary by any person, other than the board, entitled to call a special shareholders' meeting, the officer receiving such notice shall give notice to the shareholders entitled to vote that such a meeting shall be held not less than thirty-five nor more than sixty days after the receipt of such request. If notice is not given within twenty days after receipt of such request, the person making such request may give the notice or the superior court of the proper county shall summarily order the giving of the notice, after notice to the Corporation giving it an opportunity to be heard. The court order to give such notice may include, without limitation, orders designating the time and place of the meeting, the record date for determination of shareholders entitled to vote and the form of notice to be given.

(e) Further notice of a shareholders' meeting is not necessary when such meeting is adjourned to another time or place if the time and place thereof are announced at the meeting at which the adjournment is taken; provided that if such adjournment is more than forty-five days after the meeting at which the adjournment it taken or that after the adjournment a new record date is fixed for the adjourned meeting, than a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

<u>Section 5 - Waiver of Notice:</u> (Section 601)

Notice shall not be required to be given to any shareholder who signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes of such meeting or who attends such meeting without objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Such waiver, consent or approval shall be filed with the Corporation records or made a part of the minutes of the meeting.

Section 6 - Quorum: (Section 602)

(a) Except as otherwise provided herein, or by law, or in the Articles of Incorporation* (such Articles and any amendments thereof being hereinafter collectively referred to as the "Articles of Incorporation"), a quorum shall be present at all meetings of shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

(b) The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

*In no event shall a quorum consist of less than one-third of the Corporation's shares entitled to vote, and if the Corporation is a close corporation, a quorum shall not exceed a majority of the shares entitled to vote.

(c) Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

Section 7 - Voting and Acting: (Sections 602 & 700)

(a) Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, any corporate action shall be taken by the affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present and shall represent the act of all the shareholders of the Corporation.

(b) Except as otherwise provided by statute, the Articles of Incorporation, or these bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to vote thereat, shall be entitled to one vote for each share registered in his name on the books of the Corporation.

(c) Where appropriate communication facilities are reasonably available, any or all shareholders shall have the right to participate in any shareholders' meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8 - Proxies: (Section 705)

Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself, his authorized officer, director, employee or agent or by causing the signature of the stockholder to be affixed to the writing by any reasonable means, including, but not limited to, a facsimile signature, or by his attorney-in-fact hereunto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. A telegram, telex, cablegram, or similar transmission by the shareholder, or a photographic, photostatic, facsimile, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the shareholder. If it is determined that the telegram, cablegram or other electronic transmission is valid, the persons appointed by the Corporation to count the votes of shareholders and determine the validity of proxies and ballots or other persons making those determinations must specify the information upon which they relied. No proxy shall be valid after the expiration of six months from the date of its execution, unless otherwise provided in the proxy. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation. If any shareholder designates two or more persons to act as proxies, a majority of those persons present at the meeting, or, if one is present, then that one has and may exercise all of the powers conferred by the shareholder upon all of the persons so designated unless the shareholder provides otherwise.

Section 9 - Action Without a Meeting: (Section 603)

Unless otherwise provided for in the Articles of Incorporation of the Corporation, any action to be taken at any annual or special shareholders' meeting, may be taken without a meeting, without prior notice and without a vote if written consents are signed by a majority of the shareholders of the Corporation, except, however, the Directors of the Corporation may not be elected by less than unanimous written consent of all shares entitled to vote for the election of such Directors, and if a different proportion of voting power is required by law, the Articles of Incorporation or these Bylaws, than that proportion of written consents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of the Corporation.

ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Term, Election and Qualifications: (Section 301 & 308)

(a) The first Board of Directors and all subsequent Boards of the Corporation shall consist of (*), unless and until otherwise determined by vote of a majority of the entire Board of Directors. The Board of Directors or shareholders shall have the power, in the interim between annual and special meetings of the shareholders, to increase or decrease the number of Directors of the Corporation. A Director need not be a shareholder of the Corporation unless the Certificate of Incorporation of the Corporation or these Bylaws so require.

(b) Except as may otherwise be provided herein or in the Articles of Incorporation, the members of the Board of Directors of the Corporation shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Articles of Incorporation of the Corporation or these Bylaws, by a plurality of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) The first Board of Directors shall hold office until the first annual meeting of shareholders and until their successors have been duly elected and qualified or until there is a decrease in the number of Directors. Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, unless their terms are staggered in the Articles of Incorporation of the Corporation or these Bylaws, or until his prior death, resignation or removal.

(d) All Directors of the Corporation shall have equal voting power unless the Articles of Incorporation of the Corporation provide that the voting power of individual Directors or classes of Directors are greater than or less than that of any other individual Directors or classes of Directors, and the different voting powers may be stated in the Articles of Incorporation or may be dependent upon any fact or event that may be ascertained outside the Articles of Incorporation if the manner in which the fact or event may operate on those voting powers is stated in the

* 2 to 9 members

Articles of Incorporation. If the Articles of Incorporation provide that any Directors have voting power greater than or less than other Directors of the Corporation, every reference in these Bylaws to a majority or other proportion of Directors shall be deemed to refer to majority or other proportion of the voting power of all the Directors or classes of Directors, as may be required by the Articles of Incorporation.

Section 2 - Duties and Powers: (Section 300)

The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under California state law, in the Articles of Incorporation or by these Bylaws, are expressly conferred upon or reserved to the shareholders or any other person or persons named therein.

Section 3 - Regular Meetings; Notice: (Section 307)

(a) A regular meeting of the Board of Directors shall be held either within or without the State of California at such time and at such place as the Board shall fix.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting.

Section 4 - Special Meetings; Notice: (Section 307)

(a) Special meetings of the Board of Directors may be called by the Chairperson of the Board or the President or any Vice President or the Secretary or any two Directors.

(b) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waivers of notice thereof.

(c) Except as otherwise required by statute, written notice of special meetings of the time, date and place of such meeting, shall be mailed directly to each Director, addressed to him at his residence or usual place of business, or delivered personally or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him at such place by telegraph, electronic mail or other electronic means, not later than four days, if mailed and if delivered personally or by telephone or telegraph, forty-eight hours before the day on which the meeting is to be held. If mailed, the notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mails, so addressed, with postage prepaid. If notice is given by telegram, it shall be deemed to be delivered when the telegram is delivered to the telegraph company. A notice, or waiver of notice, except as required by these Bylaws, need not specify the business to be transacted at or the purposes or purpose of the meeting.

Section 5 - Waiver of Notice: (Section 307)

Notice of any meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior to its commencement, the lack of notice to him, or who submits a signed waiver of notice, or a consent to holding the meeting or an approval of the minutes thereof whether before or after the meeting. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 6 - Notice of Adjourned Meetings: (Section 307)

Notice of an adjourned meeting need be given to all Directors who were not present at the time of the adjournment prior to the time of the adjourned meeting, unless such meeting is adjourned for twenty-four hours or less.

Section 7 - Chairperson:

The Chairperson of the Board, if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his absence, any other director chosen by the Board of Directors shall preside.

Section 8 - Quorum and Adjournments: (Section 307)

(a) At all meetings of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

Section 9 - Manner of Acting: (Section 307)

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by law, by the Articles of Incorporation, or these bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes.

(c) Where appropriate communications facilities are reasonably available, any or all directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 10 - Vacancies: (Section 305 & 306)

(a) If the Articles of Incorporation of the Corporation or if this is a shareholder adopted Bylaw, except for a vacancy created by the removal of a Director, a vacancy in the Board of Directors may be filled by an affirmative vote of a majority of the Directors, or if less than a quorum, by a majority of the unanimous written consent of the Directors then in office or by the affirmative vote of a majority of the Directors then in office or at a special meeting held for such purpose or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose.

(b) A vacancy in the Board of Directors may be filled, at any time by a majority of the shareholders entitled to vote.

(c) If after the Directors fill any vacancy on the Board of Directors the Directors then in office who have been elected by the shareholders shall constitute less than a majority of the Directors then in office then:

(i) Any shareholder or shareholders of an aggregate of 5 percent or more of the total number of shares at the time outstanding having the right to vote for those Directors may call a special meeting of shareholders to elect the entire board; or

(ii) Any shareholder or shareholders of an aggregate of 5 percent or more of the total number of shares at the time outstanding having the right to vote for those Directors may make application to the superior court of the proper county to summarily order a special meeting of shareholders to elect the entire board. The term of office of any Director shall terminate upon the election of a successor in such summary order issued by the court.

(d) Unless otherwise provided for by law, the Articles of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

(e) If the Corporation has not issued shares and all the Directors resign, die or become incompetent, the superior court of any proper county may appoint Directors of the Corporation upon the application of any officer, shareholder or party in interest.

Section 11 - Resignation: (Section 305)

A Director may resign at any time by giving written notice of such resignation to the Chairman of the Board, the President, the Secretary or the Board of Directors of the Corporation.

Section 12 - Removal: (Section 302, 303 & 304)

(a) Unless otherwise provided for by the Articles of Incorporation, one or more or all the Directors of the Corporation may be removed with cause at any time by a vote of the shareholders entitled to vote thereon, at a special meeting of the shareholders called for that purpose, unless the Articles of Incorporation provide that Directors may only be removed for cause, provided however, such Director shall not be removed if the Corporation states in its Articles of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that Director.

(b) A Director may be removed without cause in the manner set forth in subsection (a) above, prior to the expiration of the Director's term of office only if such Director has been declared of unsound mind by an order of the court or convicted of a felony or if a shareholders' suit by at least ten percent of the number of outstanding shares of any class, has been brought in the superior court of the proper county claiming that such Director has engaged in fraudulent or dishonest acts or gross abuse of authority or discretion.

Section 13 - Compensation:

The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Section 14 - Committees: (Section 311)

(a) Unless otherwise provided for by the Articles of Incorporation of the Corporation, the Board of Directors, may from time to time designate from among its members one or more committees, consisting of two or more Directors of the Corporation, and alternate members thereof, as they deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Unless the Articles of Incorporation or Bylaws state otherwise, the Board of Directors may appoint natural persons who are not Directors to serve on such committees authorized herein. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Articles of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

(b) Any such committee so designated by the Board in compliance with the provisions stated in this section shall have all the authority of the Board except with respect to:

(i) any action which requires shareholders' approval;

(ii) the filling of vacancies on the Board or in any committee thereof;

(iii) the amendment or repeal of Bylaws or the adoption of new Bylaws;

(iv) the fixing of compensation of the Directors for serving on the Board or on any committee thereof;

(v) the amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable; or

(vi) the appointment of other committees of the Board or the members thereof.

Section 15 - Provisional Directors Appointed By Court:
(Section 308)

(a) Unless otherwise provided for in the Articles of Incorporation or these Bylaws, if the Corporation has an even number of Directors equally divided and cannot agree as to the management of the Corporation's affairs so that the Corporation's business can no longer be conducted or there is danger that the Corporation's property and business will be impaired or lost, an action may be brought by any Director or shareholders holding at least 33 and 1/3 percent of shares entitled to vote in the superior court of the proper county to appoint a Provisional Director to serve on the Board of Directors of the Corporation.

(b) Unless otherwise provided for in the Articles of Incorporation or these Bylaws, if the Corporation has an uneven number of Directors and the shareholders are deadlocked so that they cannot elect the Directors to be elected at an annual meeting of shareholders, a shareholder or shareholders holding at least fifty percent of the shares entitled to vote may petition the superior court of the proper county to appoint a Provisional Director or Directors or order such other equitable relief as the court deems appropriate.

(c) A Provisional Director shall have all the rights and powers of a Director until the deadlock in the Board of Directors or among the shareholders is broken or until such provisional Director is removed by order of the court or by approval of the shareholders of the Corporation entitled to vote thereon. A Provisional Director shall be entitled to such compensation as shall be fixed by the court unless otherwise agreed with by the Corporation.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and term of office: (Section 312)

(a) The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of a Chairman of the board or a president, or both, a secretary and chief financial officer, and such other officers as the Board of Directors may from time to time deem advisable. Any officer may hold two or more offices in the Corporation.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section 2 - Resignation: (Section 312)

Any officer may resign at any time by giving written notice of such resignation to the Corporation.

Section 3 - Removal: (Section 312)

Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 4 - Vacancies: (Section 312)

(a) A vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors may be filled by the Board of Directors.

Section 5 - Compensation: (Section 312)

The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock: (Section 416)

(a) The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.

(b) Certificated shares of the Corporation shall be signed in the name of the corporation, (either manually or by facsimile), by the chairman or vice chairman of the board or the president or a vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and class or series of shares owned by the shareholder in the Corporation. If any officer who has signed or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(c) If the Corporation issues uncertificated shares as provided for in these Bylaws, within a reasonable time after the issuance or transfer of such uncertificated shares, and at least annually thereafter, the Corporation shall send the shareholder a written statement certifying the number of shares owned by such shareholder in the Corporation.

(d) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 2 - Lost or Destroyed Certificates: (Section 419)

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed if the owner:

(a) files with the Corporation a sufficient indemnity bond or other adequate security sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate; and

(b) satisfies such other requirements, including evidence of such loss, theft or destruction, as may be imposed by the Corporation.

Section 3 - Transfers of Shares: (Section 8401 - California Commercial Code)

(a) Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney-in-fact, only if all of the following conditions have been met:

(i) in the case of a certificated share, the certificate is endorsed or in the case of an uncertificated share, the instruction was originated and signed by the registered holder thereof, or by his attorney-in-fact; and

(ii) after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date: (Section 701)

(a) The Board of Directors may fix, in advance, which shall not be more than sixty days nor less than ten days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for a shareholders entitled to notice of a shareholders' meeting, shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, or if notice is waived, at the close of business on the day before the day on which the meeting is held.

(b) If no record date is fixed for any action requiring the shareholders to give written consent to a corporate action without a meeting, the record date shall be, when no prior action by the Board has been taken, the day on which the first written consent is given. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the board adopts the resolution relating thereto, or the sixtieth day prior to the date of such other action, whichever is later.

(c) A record date for shareholders entitled to notice of or to vote at a shareholders' meeting shall apply to any adjournment of the meeting unless the Board fixes a new record date for the adjourned meeting; but the Board must fix a new record date if the meeting is adjourned for more than forty-five days from the date set for the original meeting.

Section 5 - Fractions of Shares/Scrip: (Section 407)

The Board of Directors may authorize the issuance of certificates or payment of money for fractions of a share, either represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in any assets of the Corporation in the event of liquidation, in proportion to the fractional holdings; or it may authorize the payment in case of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the manual or facsimile signature of an officer or agent of the Corporation or its agent for that purpose, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of shareholder, except as therein provided. The scrip may contain any provisions or conditions that the Corporation deems advisable. If a scrip ceases to be exchangeable for full share certificates, the shares that would otherwise have been issuable as provided on the scrip are deemed to be treasury shares unless the scrip contains other provisions for their disposition.

ARTICLE VI - DIVIDENDS (Section 500)

(a) Dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine and shares may be issued pro rata and without consideration to the Corporation's shareholders or to the shareholders of one or more classes or series so long as:

(i) the amount of the retained earnings of the Corporation immediately prior to the distribution of such dividend equals or exceeds the amount of the proposed dividend; and

(ii) immediately after the distribution of such dividend the sum of the Corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) are at least equal to one and one-quarter times the Corporation's liabilities (not including deferred taxes, deferred income and other deferred credits; and the Corporation's current assets are at least equal to its current liabilities or otherwise in compliance with Section 500 of the California Corporations Code).

ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors. The use of a seal or stamp by the Corporation on corporate documents is not necessary and the lack thereof shall not in any way affect the legality of a corporate document.

ARTICLE IX - AMENDMENTS

Section 1 - By Shareholders: (Section 211)

All Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section 2 - By Directors: (Section 211)

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, Bylaws of the Corporation, except if such power is restricted or eliminated by the Articles of Incorporation.

ARTICLE X - INTERESTED DIRECTORS: (Section 310)

(a) No contract or transaction shall be void or voidable if such contract or transaction is between the Corporation and one or more of its Directors or Officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are directors or officers, or have a financial interest, when such Director or Officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction or his, her or their votes are counted for such purpose, if:

(i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and are noted in the minutes of such meeting, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(ii) the material facts as to his, her or their relationship or relationships or interest or interests and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(iii) if the contract or transaction is not approved as provided for in subparagraphs herein, the person asserting the validity of the contract or transaction proves that the contract or transaction was just or reasonable as to the corporation at the time it was authorized.

(b) Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors' or committee meeting authorizing the contract or transaction.

CERTIFICATE OF ADOPTION OF BYLAWS

I, the undersigned person named in the Articles of Incorporation as the Incorporator and Initial Director of Martians Incorporated, a California corporation, do hereby adopt the foregoing Articles as the Bylaws of this corporation.

IN WITNESS WHEREOF, I have hereunto affixed my hands and seal on this 7th day of March 2003.

Dan Scheuer

DAN SCHEUER
as Incorporator and Initial Director

DATE: 3/07/2003

EXHIBIT B

INSTRUMENTS DEFINING RIGHTS OF SECURITIES HOLDERS

Common Stock Warrant

Martians Incorporated

1. Principal Terms.___________________, or their permitted [registered] assigns ("Holder(s)"), are entitled, subject to the terms below, at any time before 5:00 p.m., Pacific Standard time, on ___________, to purchase from Martians Incorporated, a California corporation (the "Company"), up to _________ shares ("Shares" or "Common Shares") of the Company's common stock ("Shares") at $5.00 per share (the "Purchase Price"), upon surrender of this Warrant at the principal office of the Company, with a duly executed subscription form (the "Subscription Form") and simultaneous payment of the aggregate Purchase Price in Acceptable Currency, meaning: wire; cashier's check; Common Shares equal in Fair Value to the Purchase Price; a recourse promissory note on such terms as the Company shall reasonably approve; or any reasonably acceptable (to the Company) combination thereof. Fractional shares shall be paid out in cash, at Fair Value. Common Share certificates must be delivered within 5 business days of the exercise date, at Holder's direction. Upon partial exercise, a new and adjusted Warrant shall be exchanged for the old and, on total exercise, this Warrant physically voided. All Common Shares, when issued, will be non-assessable, fully paid, validly issued and free of tax, fee or government charge payable by the Holder. Sufficient Common Shares will be authorized and reserved for issuance, free of restrictions, upon Warrant exercise.

2. Certain Adjustments.

(a) The number of Warrant Shares or the Purchase Price shall be equitably adjusted to preserve (but not enlarge) the Holder's' economics in the case of stock splits and dividends; distributions (in cash, notes, securities or property) to the extent in excess of a regularly paid (if any) dividend. For purposes of simplicity, no adjustment shall be made (i) that would be *de minimis*, (ii) by reason of PIK dividends on shares of preferred stock; or (iii) warrant, restricted stock, or option issuances to employees, investors, creditors, directors, placement agents and like compensatory or incentive grants

For avoidance of doubt, a two for one common stock split, or a 100% stock dividend, doubles the number of Warrant Shares obtainable upon Warrant exercise and halves the Purchase Price; a $10 cash dividend (if extraordinary) means, on subsequent exercise, the Company pays the Holder $10 (without interest, for purposes of simplicity) per Warrant Share; if the Common Shareholders participate in a rights offering, the same shall be extended to the Holder on an as-if-exercised basis; a reverse stock split of two for one means the Purchase Price is unchanged and the number of Warrant Shares halved.

(b) Reorganization, Consolidation, Merger. If the Common Shareholders are entitled to receive cash and/or property in a merger, consolidation or like reorganization, including dissolution following an asset sale, the Holder will receive reasonable advance notice, in reasonable detail, of the transaction and be entitled to exercise her Warrants (including unvested Warrants, vesting being accelerated); and receive the appropriate consideration *pari passu* with the Common Shareholders; unless otherwise provided, if the Common Shares are being sold, exchanged, surrendered or cancelled (so that none except dissenting rights remain outstanding), unexercised Warrants will lapse COB the business day prior to the date of surrender or exchange.

(c) No adjustments (full ratchet or weighted average) as a result of down rounds.

(d) If the provisions of Section 2 are not strictly applicable, but the failure to make an adjustment would not fairly protect the economic rights represented by this Warrant in accordance with the essential intent and principles of such Section, then, in each such case, the Company shall employ an independent expert to make the appropriate adjustments, the Holding having the right to challenge the adjustment and convene a three party final decision including process, each of the Company and Holder appointing a representation, the two appointees appointing the third, expenses shred equally, the decisions final except in the case of actual fraud, time of the essence and best efforts cooperation by all parties.

Dilution or Impairment. This Agreement is a contract between the Holder and the Company, which can only be modified or terminated in accordance with its express terms.

Reorganization, Consolidation, Merger. If the Common Shareholders are entitled to receive cash and/or property in a merger, consolidation or like reorganization, including dissolution following an asset sale ("Merger"), the Holder will receive reasonable advance notice, in reasonable detail, of the transaction and be entitled to exercise her Warrants (including unvested Warrants [vesting being accelerated]) and receive the appropriate consideration *pari passu* with the Common Shareholders. If the Merger entails consideration to the Company's Common Shareholders including (in whole or in part) equity securities ("Securities") of the acquiring entity (or affiliate(s) thereof), unexercised Warrants will be assumed by the issuer of the Securities; the terms of the Warrant shall remain the same, *mutatis mutandis* (except all vesting restrictions, which shall lapse) and the number of underlying Securities shall be that number the Warrant would have received if exercised, plus the maximum number of Warrant Securities which could be purchased with the Other Consideration at the Notional Price. "Other Consideration" means the fair value of cash and property other than Securities payable or paid to the Common Shareholders; "Notional Price" means the fair value of each Security as of the date of the Merger's closing.

3. Cashless Exercise.

(a) At Holder's option, Holder may elect to exercise the Warrant for Warrant Shares, using the following formula:

$$X = \frac{Y(A-B)}{A}$$

Assume: X = number of Warrant Shares issuable to Holder upon exercise under this Section; Y = number of Warrant Shares issuable to Holder upon exercise under Section 1 hereof;
A = the Fair Value of one Common Share as of the exercise date; and
B = the Purchase Price

(b) "Fair Value." The last trading price (bid) on the prior trading day; final prospectus price; the value of the consideration upon the closing of an acquisition; fair value as per the Company's board or, if the Holder timely objects, an independent valuation expert, time being of the essence.

4. Registration Rights. If the Company effects an underwritten public offering:

[The Warrant shall lapse if, and to the extent, not exercised, provided the Company first releases all contractual restrictions on exercise and on the Warrant Shares.

[The Warrant Shares are included, at the option of the Holder, in the Shares registered for sale pro rata, as if the Holder were a party beneficiary of the Company's registration rights agreement (if any).]

[The Company shall offer to purchase the Warrant for cash at its value, meaning value of the Spread (final prospectus price per Common Share minus Purchase Price per share) times the number of Warrant Shares.]

5. Restrictions on Transfer. Neither this Warrant nor the Warrant Shares may be assigned, disposed of, encumbered, or otherwise transferred (any such action, a "Transfer"), without Company consent, except to an Affiliate (as defined in Securities Act Rule 405), the Transferee agreeing to become a party hereto, or to the underwriters of a Company IPO. If the Transfer is involuntary, the Company shall purchase the same at the Fair Value of the Spread.

6. No Rights as Shareholder. Prior to exercise and except as herein provided, the Holder shall not be entitled to any rights of a shareholder with respect to the Warrant Shares, including the right to vote, receive dividends or other distributions, exercise preemptive rights or be notified of stockholder meetings or the business or affairs of the Company. Nothing contained herein shall obligate Holder to purchase any Company securities (upon exercise of this Warrant or otherwise).

7. Compliance with Securities Act. Holder agree, and will reconfirm on exercise, that this Warrant and Warrant Shares are being acquired for investment and not with a view towards resale and it will not sell or otherwise dispose of this Warrant or Warrant Shares except in compliance with the Securities Act. Warrant Shares (unless registered under the Securities Act) shall be stamped with the customary legend.

8. Loss or Mutilation. If the Warrant is lost or otherwise rendered unusable, the Company will replace it against, at the Company's option, satisfactory indemnification.

9. Notices. All notices shall be mailed by first-class registered or certified mail, postage prepaid, to the Holder's address last furnished to the Company.

10.Waiver. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally, but only by a written instrument signed by the party seeking enforcement of the change, waiver, discharge or termination.

11. Law Governing. This Warrant shall be construed and enforced in accordance with and governed by the internal laws, and not the law of conflicts, of California.

ACCEPTED AND AGREED TO:

MARTIANS INCORPORATED

By: ______________________________

Its: President and CEO

EXHIBIT C

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

I, the undersigned subscriber, hereby represent, warrant and attest unto the issuer, Martians Incorporated, a California corporation, the following:

1. I have received and read a copy of the Offering Circular of the issuer dated , 2005;

2. I have read and consent to the terms and conditions of the Escrow Instructions contained in said Offering Circular;

3. I have relied solely upon the information contained in said Offering Circular and the independent investigations made by me with respect to the securities offered therein and no other representations, either oral or written, not included in said Offering Circular have been made unto me;

4. If I have relied upon the advice or assistance of a professional advisor in evaluating this investment, such professional advisor has executed a Professional Advisor's Affidavit, submitted herewith;

5. That during the course of this offering and prior to any purchase of these securities, I and my Professional Advisor, if any, were afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information, to the extent that representatives of the issuers possessed such information or could acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information contained in the Offering Circular dated March 16th, 2005 or any other matters pertaining to the issuers or any persons associated with the issuer;

6. I understand that my payment for the securities subscribed hereunder will be placed into escrow pursuant to the terms and conditions of said Escrow Instructions and that I will receive my stock certificate within five (5) banking days after the minimum subscription of the private offering is attained or within five (5) banking days hereafter, whichever shall subsequently occur, and that in the event said minimum subscription is not attained, my payment will be returned to me in full within five (5) banking days subsequent to the closing date of the offering which is June 16th, 2005;

7. I further understand that in the event my payment is returned I shall receive no interest thereon and no escrow fees shall be deducted therefrom;

8. I understand that William P. Lyons, Jr., CPA, MBA is acting solely as escrow holder in connection with this offering and that he has made no investigation regarding this offering, the issuer, its officers and directors or any other person or entity associated with this offering. I further understand that prospective investors should not rely on said memorandum as an endorsement or other recommendation of this offering by William P. Lyons, Jr., CPA, MBA and that such investors are urged to conduct their own independent analysis of the matters discussed therein.

9. I understand that the acceptance of my payment herewith does not constitute a commitment on the part of the issuer to sell or issue me the securities subscribed hereunder and that the issuer reserves the right to return my payment in full at any time prior to the closing date of the offering;

10. I understand that the minimum subscription of this offering is five hundred thousand dollars ($500,000);

11. I understand that the purchase price of these securities is five dollars ($5.00) per unit;

12. I understand that if fully subscribed each share will represent an ownership interest equal to approximately one twelve millionth (1/12,000,000th) of the issuer;

13. I understand that in the event said minimum subscription is attained, the total dollar amount of such commissions, placement or referral fees paid from the proceeds of this offering would equal $50,000.

14. I am purchasing these securities for my own account (or for a trust account) for investment and not with a view to or for sale in connection with any distribution of the security;

15. I have such knowledge and experience in financial and business matters that I am capable of evaluating the risks inherent in this investment;

16. I am ready, willing and able to bear the economic risk of this investment, including the complete loss of the entire investment, without serious adverse consequences to my career, family or financial solvency;

17. I understand that the securities offered have not been registered under the Securities Act of 1933 nor have they been qualified under the California Corporate Securities Law of 1968;

18. I further understand that there is no public market for these securities nor is any expected to develop in the immediate future;

19. I have adequate means of providing for my current needs and personal contingencies and have no need for liquidity in this investment and as such I am ready, willing and able to bear the economic risk of this investment for an indefinite period of time;

20. I further understand that the securities of the issuer subscribed herein shall constitute "restricted securities" and be subject to the resale restrictions imposed by SEC Rule 144;

21. I understand that in selling these securities the issuer is relying upon registration exemptions provided by SEC Regulation A and California Corporations Code Section 25102(n);

22. I represent and warrant that I am a qualified and eligible purchaser of these securities under said exemptions and I have executed and submitted herewith an Eligibility Affidavit which truthfully and accurately identifies and describes the circumstances of my eligibility to purchase these securities;

23. I represent that my name, address, telephone number and social security number (or federal tax identification number) are as follows:

NAME: ______________________________

ADDRESS: ______________________________

____

TELEPHONE: ______________________________

SS NUMBER: ______________________________;

24. I understand that, in the event the issuer shall accept this subscription, title to these securities shall be vested as follows:

____;

25. If I am a natural person, I represent that I am a resident of the state of:

____;

26. If this investment is being made in the name of a corporation, trust, partnership or other entity, I represent that such organization is properly incorporated or organized in the state of:

____;

and

27. I represent and warrant that the issuer and its promoters may rely on the representations herein made by me and those contained in the attached Eligibility Affidavit and I further warrant to hold harmless the issuer and its promoters in the event that any of the representations contained therein is false or inaccurate in any way.

WHEREFOR, I hereby offer to purchase and herewith tender my draft in the amount indicated below made payable to:

Bank of America Escrow Account -- Martians Incorporated

payment in full for the number of shares of preferred stock of Martians Incorporated, a California corporation, indicated below:

AMOUNT OF PAYMENT: ______________________

NUMBER OF SHARES: ______________________

IN WITNESS WHEREOF, I have hereunto affixed my hand on the date hereinafter written.

____ Date: ____________________

EXHIBIT D
MATERIAL CONTRACTS

EMPLOYMENT CONTRACT

THIS AGREEMENT is made this 5Th day of May 2004, by and between Dan Scheuer hereinafter referred to as "the CEO", and Martians Incorporated, a California corporation, hereinafter referred to as "the Company".

IN CONSIDERATION of the CEO's employment by the Company, of the mutual covenants contained herein, the mutual reliance of the parties thereon and the mutual benefits to be derived therefrom, including, but not limited to, the enhancement of the Company's ability to raise capital, solicit investors, increase the value of its stock, (of which the CEO is a major shareholder) and to generally conduct its business; the parties hereto hereby agree as follows.

(1) Dan Scheuer shall be employed by the Company in the capacities of Chairman of the Board of Directors, President and Chief Executive Officer. The CEO shall have and exercise such duties, responsibilities, privileges, powers and authority as may be assigned to him by the Board of Directors and the Bylaws of the Company.

(2) The CEO shall receive a salary of one hundred fifty thousand dollars ($150,000) per annum for the first year; one hundred seventy-five thousand dollars ($175,000) per year for the second year; and two hundred thousand dollars ($200,000) per year for the third year, and for each additional year of the term of employment, payable in substantially equal semimonthly installments, commencing immediately upon receipt of funds by the Company, from any source, in any aggregate amount equal to or greater than two million dollars ($2,000,000). The CEO shall be entitled to receive raises in salary, at the discretion of the Board of Directors of the Company, in an amount not to exceed ten percent (10%) per annum or the previous calendar year's percentage increase in the Consumer Price Index, whichever is greater. The term of the CEO's employment shall extend for a period of five (5) years.

(3) Other than the capital appreciation of the CEO's stock in the Company or a uniformly disbursed dividend payment, or successions thereof, properly declared by the Board of Directors, or normal employee benefits in an amount or of a value not to exceed twelve percent (12%) of the CEO's gross salary; the abovementioned salary shall be the only compensation received by the CEO from the Company during the term hereof. The CEO shall not be eligible to participate in any profit-sharing or employee stock option program until at least ninety (90) calendar days subsequent to the listing of The Company's stock on either the New York or American Stock Exchange or the National Association of Securities Dealers Automatic Quotation system (NASDAQ). If a profit-sharing plan is established by the Board of Directors, the CEO shall not be eligible to receive more than twenty percent (20%) of the total annual disbursements from such plan and the total pool available for such plan shall not exceed five percent (5%) of the net pre-tax profit of the company.

(4) The CEO is hereby authorized to incur reasonable expenses for promoting the business of the Company. At the end of each month, upon presentation of receipts therefor, the Company shall reimburse the CEO for all expenses, including entertainment, travel and miscellaneous other expenses reasonably incurred in the promotion of the business of the Company or in performance of his duties as an employee hereunder.

(5) It is mutually understood that from the date hereof until the commencement of regular payments of said salary, the CEO shall be permitted to financially support himself by whatever means necessary; however, beginning immediately upon commencement of said regular payments of salary, the CEO shall devote his full time, attention and energies to the Company and shall not seek nor accept any employment

outside of the Company; nor shall he directly or indirectly, alone or as a member of a partnership, or as an officer, director or shareholder of a corporation, be engaged in or connected with any other commercial duties or pursuits which are in any manner competitive with the Company.

(6) The CEO shall promptly disclose to the Company, in writing and form satisfactory to the Board of Directors thereof, all discoveries, developments, improvements and inventions, whether or not patentable, (hereinafter referred to as "Inventions"), conceived or made by the CEO during the term hereof, whether or not related to the business of the Company and whether conceived or made during regular working hours or any other time. The CEO shall likewise disclose unto the Company any such Inventions conceived or made by others which may be of benefit to the Company knowledge of which the CEO shall obtain during the term hereof.

(7) Except as permission may be specifically granted to the CEO by the Board of Directors of the Company, the CEO agrees to hold in confidence and not to disclose to any third party, except to authorized persons in the course of his work for the Company, said Inventions and any and all information of a confidential nature not generally known or available to the public which is delivered or made available to the CEO in the course of his work for the Company, or which the CEO may obtain in connection with his employment with the Company, relating to the business or operations of the Company, or its clients or customers, including, without limitation, scientific or technical information, market or marketing information, personal contacts, designs, processes, procedures, formulas or improvements. The CEO further agrees to hold and use articles representing or disclosing said Inventions and information only in such manner as would benefit and protect the Company including holding such information in confidence until the release thereof is authorized by the Board of Directors.

(8) The CEO agrees to hold all such Inventions, contacts and information as Trade Secrets and proprietary information of the Company and further warrants never to use any such Inventions, contacts or information to compete with or against the Company either during the term of this Agreement or at any time thereafter. The CEO further warrants that during the term hereof he will maintain full fidelity to the stockholders of the Company and guard and protect the interests thereof with the same prudence and diligence as he would his own.

(9) In the event that the CEO is mentally or physically incapacitated or otherwise unable to perform his duties hereunder, all of the terms and conditions prescribed herein shall remain in full force and effect, except that the Board of Directors may elect to reduce his salary by a maximum of fifty percent (50%) and delegate or assign such duties, responsibilities, privileges, powers or authority previously held or exercised by the CEO unto whatever party or parties such assignment shall be deemed to be in the best interests of the Company including the naming of a temporary or permanent successor or successors as Chief Executive Officer.

(10) All rights of the Company hereunder shall extend to its successors and assigns. If the Company shall at any time be merged or consolidated into or with any other corporation or entity or if substantially all of the assets of the Company are transferred to another corporation or entity, the provisions of this Agreement shall survive any such transaction and shall be binding upon and inure to the benefit of the corporation resulting from such merger or consolidation of the corporation to which such assets will be transferred, and this provision shall also apply in the event of any subsequent merger, consolidation or transfer. The Company, upon the occasion of any of the above-described transactions, shall include in the appropriate agreements the obligation that the payments herein agreed to be paid to or for the benefit of the CEO shall be paid and that the provisions of this paragraph shall be performed.

(11) Neither this Agreement nor any of his rights or duties hereunder may be assigned by the CEO without the written consent of the Board of Directors of the Company.

(19) **IN WITNESS WHEREOF** the parties hereto have hereunto affixed their hands and seals on the date first hereinabove written in the City of Newport Beach, County of Orange, State of California.

_______________________________ DATE: 05/05/04

DAN SCHEUER

Production Agreement

THIS AGREEMENT, made this 21st day of June 2003 by and between F. G. Hunter Incorporated, a California corporation whose principal office is located at 1000 Quail Street, Suite 250, Newport Beach, CA 92660 (hereinafter referred to as "The Martians"); and Randell Young, 2910 Bonanza, San Clemente, CA 92673 (hereinafter referred to as "The Producer").

(1) The initial term of this Agreement shall be for a period of five (5) years commencing from the date first hereinabove mentioned. The Martians shall have the irrevocable option to extend and renew this Agreement for a period of one (1) year thereafter. If so renewed by The Martians, upon expiration of said one (1) year extension, thereafter, this Agreement may be renewed by the mutual consent in writing of both of the parties hereto for additional one (1) year periods or such other period or periods as may be mutually agreed upon.

(2) Services to be provided unto The Martians by The Producer hereunder shall include the following:

a. Aid in the selection of material to be recorded;

b. Selection of a professional facility or facilities in which to record and mix;

c. Scheduling of recording sessions necessary and sufficient to produce at least thirty (30) minutes of recorded music suitable for the production of a compact disc;

d. Selection and procurement of the services of all musicians, vocalists, engineers, arrangers, orchestrators and copyists necessary and appropriate for said production;

e. Arrangement and/or supervision of the arrangement of the rhythm tracks, background vocal harmony and any and all additional instrumental enhancement necessary and appropriate for said production;

f. Direction and supervision of the performances and, when necessary, the rehearsals of all musicians and vocalists participating in said production;

g. Direction and supervision of all recording and mixing sessions;

h. Production of CD-ROM mixed master or digital audiotape master of said production suitable for preparation of a glass master CD suitable for the commercial manufacture of CDs.

(13) The Martians may assign this Agreement or any portion hereof, or any rights hereunder to: (a) any parent, subsidiary, sister corporation or other affiliate; (b) any person or business entity acquiring all or substantially all of The Martians' assets; or (c) any entity into which The Martians may merge. The foregoing shall not prohibit or in any way restrict The Martians from assigning or licensing any of its rights hereunder in the ordinary course of business.

(14) The parties hereto, and each of them, acknowledge that (i) they have independent legal counsel and (ii) their execution of this agreement is not taken upon the instruction or recommendation of the legal counsel of the other parties, the legal counsel of the corporation to be formed hereunder or that of legal counsel referred or recommended by the other parties.

(15) No breach of this agreement shall be deemed material, unless the complaining party shall have given the other party written notice of such breach and (i) such noticed party shall thereafter fail to discontinue the practice complained of (if a practice of such noticed party is the basis of the claim of breach) or otherwise cure such breach within thirty (30) calendar days subsequent to receipt of said written notice, if such breach is reasonably capable of being fully cured within such thirty (30) calendar day period; or (ii) if such breach is not reasonably capable of being fully cured within such thirty (30) calendar day period and if said noticed party commences to cure such breach within such thirty (30) calendar day period and proceeds with reasonable diligence to complete the curing of such breach.

(16) Any notice, answer, interrogatory or other communication required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been sufficiently given or made when delivered personally to the party, or an officer of the party, to whom same is directed, or, except in the event of a postal strike, five (5) days after being mailed by first-class mail, postage prepaid, if to The Martians at 1000 Quail Street, Suite 250, Newport Beach, CA 92660; or if to The Producer at 2910 Bonanza, San Clemente, CA 92673. Either party may change its address for the purpose hereof by giving notice of such change to the other party in the manner herein provided, such change to become effective on the tenth (10th) day after such notice is so given.

(17) This agreement is complete and all negotiations and understandings are merged herein. This agreement cannot be modified except by an instrument in writing executed by the parties. A waiver or breach by any party in any one instance shall not constitute a waiver of any subsequent breach, whether or not similar. Nothing herein contained shall constitute a partnership between or joint venture by the parties hereto or designate any party the agent or employee of any other.

(18) The parties hereto agree that this Agreement shall be enforced and interpreted according to the laws of the State of California and pursuant to the jurisdiction of the Superior Court of the State of California, County of Orange.

(19) In the event that any provision of this Agreement is declared by a court of competent jurisdiction to be void, invalid or unenforceable, such provision shall thus be deemed severed from the Agreement and the remaining portions and provisions thereof shall remain in full force and effect.

(20) In the event that litigation is commenced between the parties hereto relative to this Agreement or the rights and duties of the parties under same, the prevailing party therein shall be entitled, in

completion pursuant to the anticipation of the execution of this Agreement. These compositions are entitled:

"Funk From Mars"
"Hey, Hey, We're The Martians"
"That's Why"
"That Thing You Do"
"The Martian Wave"
"Dingo Dango"
"I Feel Your Presence"
"I've Taken That Trip"
"Time Out!"
"Blast Off"
"Funk From Mars - Reprise"

(10) The parties further acknowledge that lyrics were composed to the following compositions by the persons indicated below:

"Funk From Mars" (lyrics by Dan Scheuer)
"Hey, Hey, We're The Martians" (lyrics by Dan Scheuer and Randell Young)
"That's Why" (lyrics by Dan Scheuer and Randell Young)
"That Thing You Do" (lyrics by Cydney Davis, Theresa Walker and Randell Young)
"The Martian Wave" (lyrics by Randell Young)
"Dingo Dango" (lyrics by Dan Scheuer)
"I Feel Your Presence" (lyrics by Randell Young
"I've Taken That Trip" (lyrics by Dan Scheuer)
"Time Out!" (lyrics by Dan Scheuer and Randell Young)
"Blast Off" (lyrics by Dan Scheuer and Randell Young)

(11) In consideration for the right to purchase one million (1,000,000) shares of the common stock of The Martians for an aggregate purchase price of one hundred dollars ($100), receipt of which is hereby acknowledged, and upon issuance shall represent an equity interest of not less than fifteen-point-seven percent (15.7%) of then outstanding shares of The Martians, The Producer hereby grants unto The Martians an exclusive and non-revocable license to manufacture and sell CDs containing the recordings of these musical compositions as reproduced from the master recording(s) to be supplied hereunder. The parties acknowledge that all publishing rights to said compositions shall remain with their creators. The parties further acknowledge that the recordings of "That's Why", "Time Out!" and "I've Taken That Trip" were created by adapting lyrics to compositions previously written by The Producer and that nothing contained herein shall preclude or prohibit The Producer from licensing, recording, releasing or otherwise utilizing these compositions as originally written.

(12) The parties acknowledge The Producer shall retain creative control over all aspects of production hereunder and that all multi-track and master recordings produced pursuant to this Agreement shall remain the sole and exclusive property of The Producer.

(3) The Martians shall reimburse The Producers for all reasonable expenses associated with the records to be made hereunder according to such written budgets as shall be approved by the parties.

(4) In the event that, during the term hereof, The Martians shall enter into a recording contract with a company and on terms and conditions acceptable to The Martians, or in the event that during the term hereof, The Martians shall enter into negotiations with a recording company which subsequently results the consummation of a contract with such company on terms and conditions acceptable to The Martians, The Martians hereby agree: (i) to guarantee royalty payments to The Producer ("Producer Royalty") in an amount not less than five percent (5%) of the manufacturer's listed wholesale price or five percent (5%) of the actual monies received by the manufacturer, whichever sum shall be greater, of all work product released pursuant to said recording contract, including, without limitation, all foreign as well as domestic releases; (ii) to guarantee royalty payments to the musicians, vocalists and engineers participating in the production of said mixed master tape or CD-ROM ("Artist Royalty") in an aggregate amount not less than five percent (5%) of the manufacturer's listed wholesale price or five percent (5%) of the actual monies received by the manufacturer, whichever sum shall be greater, of all work product released pursuant to said recording contract, including, without limitation, all foreign as well as domestic releases. All royalties to be paid pursuant to paragraph 5(ii) hereunder shall be paid in good funds to Alan W. Curtis, J.D., trust account for the benefit of Randell Young, Rick Shlosser, Ronnie Shumake, Stuart Elster, Reggie McBride, Rick Dellefield, Mayuto Correa, Cydney Davis, Theresa Walker, Taylor Harvey, John Prpich and Stephan Villanueva.

(5) In the event that, during the term hereof, The Martians shall commercially release any or all of the music to be produced hereunder on their own efforts (or in partnership with a recording company of their own creation or affiliation), The Martians shall pay a Producers Royalty equal to fifty cents ($0.50) for each CD manufactured and an Artist Royalty equal to fifty cents ($0.50) for each CD manufactured excepting only that a total of five thousand (5,000) CDs may be manufactured and used for promotional purposes only upon which no such royalty payments shall be due.

(6) All royalty payments referred to herein shall survive, indefinitely, the expiration of the term hereof and shall be made in accordance with, and referenced in, appended to, and made a part of, all of the parties subsequently negotiated agreements with any and all record companies, distributors and publishers.

(7) The Martians hereby grant unto The Producers, and Producers' agents and attorneys, the irrevocable right to inspect The Martians' personal and corporate records, at any reasonable time during regular business hours and upon reasonable written notice, in order to insure equitable disbursement of the royalties referred to herein.

(8) For the purpose of this Agreement, the terms "record" and "phonograph record" shall mean any device for the reproduction of sound of any type, character or description, whether now or hereafter known, which device or contrivance is intended for retail sale to the public or for jukebox use.

(9) The parties acknowledge that recordings of eleven (11) original musical compositions written and owned by Randell Young (The Producer) have been commenced and are in various stages of

addition to such relief as may be granted, to the actual sum expended for attorney's fees and court costs as determined by the court in such action.

(21) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have hereunto affixed their hands and seals on the date first hereinabove written in the City of Newport Beach, County of Orange, State of California.

_______________________ DATE: 6/21/03

F. G. HUNTER INCORPORATED
by Dan Scheuer, President and CEO

_______________________ DATE: 21 JUNE 03

RANDELL YOUNG

LICENSE AGREEMENT
MARTIANS INCORPORATED

PUBLISHING LICENSE AGREEMENT made December 20, 2004, by and between Martians Incorporated, (hereinafter referred to as "LICENSOR") and Beverly Skyline Media, Inc. hereinafter referred to as "LICENSEE").

The parties hereto hereby agree as follows:
1. DEFINITIONS.

As used in this Agreement the following terms shall have the following respective meanings:
(a) CONTRACTUAL MARKETING COMMITMENT: Licensee shall spend $50,000 in advertising in print and On-line mediums; $20,000 of which will be spent no later than September 31, 2005 and the remainder being spent over the Term of this Agreement.
(b) LICENSED PROPERTY: The "Zarbie and the Martians" compact disc including said characters' likenesses, names, representations and all environmental settings, artwork and other materials associated therewith. Without limitation to any other reservations, terms and conditions herein, specifically excluded herein are rights to any and all other versions including without limitation sequels, spin-offs or live action versions of said characters. Only sound bites, voices, music or other audio is included herein. If Licensee wishes to use any other elements, Licensee must separately procure the necessary rights and any rights clearance or related fees arising from same shall be at Licensee's sole expense.
(c) LICENSED PRODUCT(S): Line of action/adventure products for the following platforms:

i) Zarbie and the Martians CD entitled "Funk from Mars"

ii) Digital Video Disc duplication of a live performance taped at the "Beverly Hills Hotel" March 2004.

iii) Compact disks containing single songs.

iv) MP3 formatted music for internet download.

IT IS UNDERSTOOD AND AGREED THAT APPLE IPOD MAY BE ADDED AS AN ADDITIONAL PLATFORM UPON THIRTY (30) DAYS PRIOR WRITTEN NOTICE FROM LICENSEE TO LICENSOR. THE ADDITIONAL GUARANTEED CONSIDERATION FOR SUCH PLATFORM SHALL BE $1,000, PAYMENT TO BE MADE WITH THE NOTICE.
(d) MARKETING DATE: For purposes of subdivision 15(a)(vii), the Marketing Date for the first Licensed Product(s) set forth above shall be no later than September 1, 2005. It is understood and agreed that all Licensed Product(s) must be marketed no later than December 1, 2005.

(e) TERRITORY: Worldwide excluding China, Guam and Saipan and for purposes of this Agreement will be described as the following Regions:

NORTH AMERICA (UNITED STATES AND CANADA)
LATIN AMERICA
EUROPE
JAPAN

2. GRANT OF LICENSE.
(a) Upon the terms and conditions hereinafter set forth, Licensor hereby grants to Licensee and Licensee hereby accepts for the Term of this Agreement, as hereinafter defined, a license to utilize the Licensed Property solely upon or in connection with the manufacture, distribution and sale of the Licensed Products solely for retail sale throughout the Territory; no license is granted hereunder for the manufacture, distribution or sale of the Licensed Product(s) for publicity purposes, for sale or gift in combination with other products or services, as giveaways, as premiums used for the purpose of publicizing, promoting or increasing sales of any other product(s) or service(s), or in connection with any similar method of merchandising. Notwithstanding anything to the contrary contained herein, Licensee may, i) distribute up to 1000 units for each format in the United States and 200 units for each format in International territories of each Licensed Product for publicity purposes, as well as 200 "time limited" or reduced feature "demo" versions, subject to Licensor's approval rights set forth in Paragraph 10; and ii) on a case-by-case basis, with prior written approval by Licensor, bundle Licensed Products with other products.
(b) EXCLUSIVITY: The License granted herein shall be nonexclusive for the Licensed Property with respect to the Licensed Product(s) in the Territory during the Term, as hereinafter defined.
(c) Licensee specifically understands and agrees that no rights are granted herein with respect to the Zarbie and the Martians "shield" logo or trademark, or any other trademark(s), logo(s) or copyrights owned by Licensor other than those specifically set

forth above in the Licensed Property, it being understood that all rights in and to said properties are reserved exclusively to Licensor for use and/or licensing as it deems appropriate to third party(s) of its choice.
(d) Notwithstanding anything to the contrary contained herein, including the general prohibition on use of the Zarbie and the Martians Shield, the Licensed Property shall also include the Martians Incorporated Name/Logo (the "Name/Logo") as shall be provided by Licensor and as such may be changed by Licensor from time to time. Licensee shall utilize the Name/Logo on such Licensed Products and in such manner as Licensor shall designate. The parties agree that, notwithstanding anything to the contrary contained elsewhere in this Agreement, Licensee's use of the Name/Logo shall be on a non-exclusive basis.
(e) Without limiting any other approval rights of Licensor as contained herein, no television commercials may be utilized under this Agreement without the specific prior written approval of Licensor.
3. TERM.
The term ("Term") of the Agreement with respect to Licensed Product(s) referred to above shall commence on December 20, 20004 and terminate on March 15, 2006.

4. CONSIDERATION.
In full consideration for the rights, licenses and privileges herein granted to Licensee, Licensee shall pay to Licensor the following royalty payments:
(a) GUARANTEED CONSIDERATION: For the rights herein granted the sum of $100.00 payable upon execution of this Agreement . All Guaranteed Consideration paid by Licensee pursuant to this Subparagraph (a) shall be applied against such royalties as are or have become due Licensor under Subparagraph (b). No part of the Guaranteed Consideration shall be repayable to Licensee.
(b) ROYALTY PAYMENTS: With respect to the Licensed Product(s) referred to above, Licensee shall pay to Licensor a sum equal to twenty percent (20%) of all net sales (as such term "net sales" is defined herein) by Licensee or any of its affiliated, associated or subsidiary companies of the Licensed Product(s) covered by this Agreement.
The term "Net Sales" shall mean all monies billed or billable by Licensee, from the exercise of its rights to distribute and sell Licensed Product(s) in the Territory before any allowances or discounts which have been deducted from the normal selling price, and any other payment charges whatsoever, less the following items only:

(i) any sales, excise or value added taxes, which are separately stated, and which are required to be collected from customers as part of Net Sales, and which are payable to taxing authorities;

(ii) quantity discounts; and

(iii) actual returns not exceeding 10% of total sales.

It is specifically understood and agreed that no deduction may be made for any bad debts, or any reserves therefor, any manufacturing costs, importing costs, selling costs, advertising costs, any real estate taxes, business license taxes, net income taxes, franchise taxes, withholding taxes or any other taxes not billed as part of net sales.

Net Sales shall not include any sales by Licensee or its affiliated companies to Licensee or its affiliated companies, the primary purpose of which is the transfer of Licensed Product for eventual resale. Royalties as a result of such sales shall be based upon and paid when the Licensed Product is ultimately sold to the distributor, retailer, consumer or other unaffiliated third party.

Licensee will pay all taxes, customs, duties, assessments, excise except as provided in sub-paragraph (i), and other charges levied upon the importation of or assessed against the Licensed Product under this Agreement, as well as all Licensee's costs of doing business and Licensor shall have no liability therefor.

Royalties shall be payable concurrently with the periodic statements required in Paragraph 6 hereof except to the extent offset by Guaranteed Consideration theretofore remitted. It is a material term and condition of this Agreement that Licensee report net sales and report and pay royalties on a country-by-country basis. In the event Licensee fails to do so, Licensor shall have the right to terminate this Agreement, in accordance with the provisions of Paragraph 15 herein.

Royalties earned in excess of the Guaranteed Consideration applicable to the Term hereof shall not offset any Guaranteed Consideration required in respect of the succeeding renewal term (if any); likewise, royalties earned in excess of the Guaranteed Consideration applicable to the renewal term shall not offset any Guaranteed Consideration applicable to any prior term.
5. RESERVATION OF RIGHTS; PREMIUMS.
(a) Licensor reserves all rights not expressly conveyed to Licensee hereunder, and Licensor may grant licenses to others to use the Licensed Property, artwork and textual matter in connection with other uses, services and products without limitation.

(b) Notwithstanding anything to the contrary stated herein, Licensor, for itself and its affiliates, specifically reserves the right, without limitation throughout the world, to use, or license any third party(s) of its or their choice to use the Licensed Property for the marketing, promotion, manufacture, distribution and sale of products similar or identical to those licensed herein in Paragraph 1(c) above including without limitation for sale through any catalogue(s) produced or distributed by or on behalf of Licensor or its affiliated companies, or for sale or distribution in any theaters or arenas, or for sale or distribution in connection with any home video product, including DVD or other formats, or for sale or distribution in any retail stores operated by or on behalf of Licensor, its affiliated companies or franchisees, or for sale or distribution in any theme/amusement parks operated by or on behalf of Licensor or its licensees. Further, Licensor reserves the right to use, or license others to use, and/or manufacture products similar or identical to those licensed herein for use as premiums.
(c) Licensee agrees that it will not use, or knowingly permit the use of, and will exercise due care that its customers likewise will refrain from the use of, the Licensed Products as a premium, except with the prior written consent of Licensor. Subject to Licensor's prior written approval as aforesaid, Licensee shall pay to Licensor a sum equal to ten percent (10%) of all premium sales. For purposes of this paragraph, the term "premium" shall be defined as including, but not necessarily limited to, combination sales, free or self-liquidating items offered to the public in conjunction with the sale or promotion of a product or service, including traffic building or continuity visits by the consumer/customer, or any similar scheme or device, the prime intent of which is to use the Licensed Products in such a way as to promote, publicize and or sell the products, services or business image of the user of such item.
6. PERIODIC STATEMENTS.
(a) Within thirty (30) days after the end of the third calendar quarter after the date of execution of the License Agreement and promptly on the 15th day after the end of each calendar quarter. Thereafter, Licensee shall furnish to Licensor complete and accurate statements certified to be accurate by Licensee by an officer of Licensee, showing with respect to all Licensed Products distributed and sold by Licensee during the preceding calendar quarter the (i) number of units; (ii) country in which manufactured, sold and/or to which shipped; (iii) description (as such term is defined below) of the Licensed Products; (iv) gross sales price; and (v) itemized deductions from gross sales price, and net sales price together with any returns made during the preceding calendar month. Such statements shall be furnished to Licensor whether or not any of the Licensed Products have been sold during calendar month to which such statements refer. In the event Licensee has Royalties earned in currencies other than in U.S. Dollars, then Licensee shall convert said amounts into U.S. Dollars based upon the exchange rate published by the Wall Street Journal as of the fifteenth day of the applicable month or if such day shall fall on a non-business day then as of the first business day following said fifteenth day. Receipt or acceptance by Licensor of any of the statements furnished pursuant to this Agreement or of any sums paid hereunder shall not preclude Licensor from questioning the correctness thereof at any time, and in the event that any inconsistencies or mistakes are discovered in such statements or payments, they shall immediately be rectified and the appropriate payments made by Licensee. Upon demand of Licensor, Licensee shall at its own expense, but not more than once in any twelve (12) month period, furnish to Licensor a detailed statement by an independent certified public accountant showing the (i) number of units; (ii) country in which manufactured, sold and/or to which shipped; (iii) description of the Licensed Products; (iv) gross sales price; and (v) itemized deductions from gross sales price and net sales price of the Licensed Products covered by this Agreement distributed and/or sold by Licensee up to and including the date upon which Licensor has made such demand. For purposes of this Subparagraph, the term "Description" shall mean a detailed description of the Licensed Products including the nature of each of the Licensed Products, any and all names and likenesses, whether live actors or animated characters, from the Licensed Property utilized on the Licensed Products and/or any related packaging and/or wrapping material, and any other components of the Licensed Property utilized on the Licensed Products and/or any related packaging and/or wrapping material. In the event Licensor is responsible for the payment of any additional third party participations based on Licensee not reporting by character name and likeness as provided above, Licensee shall be responsible for reimbursing Licensor for the full amount of all such third party claims, including without limitation, the participation itself, interest, audit and attorneys' fees. Licensee understands and agrees that it is a material term and condition of this Agreement that Licensee include the Description on all statements. In the event Licensee fails to do so, Licensor shall have the right to terminate this Agreement, in accordance with the provisions of Paragraph 15 herein.
(b) For the statements and payments required hereunder (please reference the contract number(s) on all statements and payments) and deliver to the following:

MARTIANS INCORPORATED
1000 Quail St. #250
Newport Beach, CA 92660

(c) Any payments which are made to Licensor hereunder after the due date required therefor, shall bear interest at the then current prime rate plus six (6%) percent (or the maximum rate permissible by law, if less than the current prime rate) from the date such payments are due to the date of payment. Licensor's right hereunder to interest on late payments shall not preclude Licensor from exercising any of its other rights or remedies pursuant to this Agreement or otherwise with regard to Licensee's failure to make timely remittances.

(d) Licensee hereby grants to Licensor (subject to any liens or security interests granted by Licensee which are approved in writing by Licensor) a first-priority lien and security interest in Licensee's inventory, contract rights and accounts receivable, and all proceeds thereof, with respect to the Licensed Products only. In the event Licensee defaults in any of its obligations under this Agreement, Licensee further agrees to provide, at Licensor's request:
(i) a letter of credit issued in favor of Licensor from a financial institution as approved by Licensor in an amount up to the Guaranteed Consideration; and/or (ii) such other form of security acceptable to Licensor. Licensee agrees to execute all documentation as Licensor may require in connection with perfecting such security interests.

7. BOOKS AND RECORDS.
(a) Licensee shall keep, maintain and preserve (in Licensee's principal place of business) for at least two (2) years following termination or expiration of the Term of this Agreement or any renewal(s) hereof (if applicable), complete and accurate records of accounts including, without limitation, purchase orders, inventory records, invoices, correspondence, banking and financial and other records pertaining to the various items required to be submitted by Licensee as well as to ensure Licensee's compliance with local laws as required pursuant to Paragraph 13(k) hereof. Such records and accounts shall be available for inspection and audit at any time or times during or after the Term of this Agreement or any renewal(s) hereof (if applicable) during reasonable business hours and upon reasonable notice by Licensor or its nominees. Licensee agrees not to cause or permit any interference with Licensor or nominees of Licensor in the performance of their duties. During such inspections and audits, Licensor shall have the right to take extracts and/or make copies of Licensee's records as it deems necessary.
(b) The exercise by Licensor in whole or in part, at any time of the right to audit records and accounts or of any other right herein granted, or the acceptance by Licensor of any statement or statements or the receipt and/or deposit by Licensor, of any payment tendered by or on behalf of Licensee shall be without prejudice to any rights or remedies of Licensor and such acceptance, receipt and/or deposit shall not preclude or prevent Licensor from thereafter disputing the accuracy of any such statement or payment.
(c) If pursuant to its right hereunder Licensor causes an audit and inspection to be instituted which thereafter discloses a deficiency between the amount found to be due to Licensor and the amount actually received or credited to Licensor, then Licensee shall, upon Licensor's demand, promptly pay the deficiency, together with interest thereon at the then current prime rate from the date such amount became due until the date of payment, and, if the deficiency is more than twp percent (2%) of all royalties paid by Licensee during the period covered by the audit, then Licensee shall pay the reasonable costs and expenses of such audit and inspection.

8. INDEMNIFICATIONS.
(a) During the Term, and continuing after the expiration or termination of this Agreement, Licensor shall indemnify Licensee and shall hold it harmless from any loss, liability, damage, cost or expense, arising out of any claims or suits which may be brought or made against Licensee by reason of the breach by Licensor of the warranties or representations as set forth in Paragraph 12 hereof, provided that Licensee shall give prompt written notice, and full cooperation and assistance to Licensor relative to any such claim or suit and provided, further, that Licensor shall have the option to undertake and conduct the defense of any suit so brought. Licensee shall not, however, be entitled to recover for lost profits. Licensee shall cooperate fully in all respects with Licensor in the conduct and defense of said suit and/or proceedings related thereto.
(b) During the Term, and continuing after the expiration or termination of this Agreement, Licensee shall indemnify Licensor, Martians Incorporated and each of its affiliates and shall hold them harmless from any loss, liability, damage, cost or expense arising out of any claims or suits which may be brought or made against Licensor, or any of its affiliates, by reason of: (i) any breach of Licensee's covenants and undertakings hereunder; (ii) any unauthorized use by Licensee of the Licensed Property; (iii) any use of any trademark, or copyright (except trademarks or copyrights in the Licensed Property used in accordance with the terms of this Agreement), design, patent, process, method or device; (iv) Licensee's noncompliance with any applicable federal, state or local laws or with any other applicable regulations; and (v) any alleged defects and/or inherent dangers (whether obvious or hidden) in the Licensed Products or the use thereof.
(c) With regard to 8(b) above, Licensee agrees to obtain, at its own expense, Comprehensive Commercial General Liability Insurance, including product liability and contractual liability coverage providing adequate protection for Licensor and Licensee against any such claims or suits in amounts no less than one million dollars ($1,000,000) per occurrence, combined single limits. Such insurance shall at all times be primary and not contributory with any insurance carried by Licensor. Further the delivery of the policy or certificate, as provided in this Paragraph 8(c) are material obligations of Licensee and a copy is to be delivered to licensor prior to any sales or distribution of product.
9. ARTWORK; TRADEMARKS AND COPYRIGHTS.
Licensee shall, within thirty (30) days of receiving an invoice, pay Licensor for artwork executed for Licensee by Licensor (or by third parties under contract to Licensor) for use in the development of the Licensed Products
and any related packaging, display and promotional materials at Licensor's prevailing commercial art rates. The foregoing shall include any artwork that, in Licensor's opinion, is necessary to modify artwork initially prepared by Licensee and submitted for approval. Estimates of artwork charges are available upon request.
(a) TRADEMARKS:

(i) Licensee agrees that it will cause to appear indelibly and legibly on each of the Licensed Product(s) and all advertising material, tags, labels and devices bearing the Licensed Property, the following notice or such other notice as may be approved by Licensor:

ZARBIE AND THE MARTIANS AND ALL RELATED CHARACTERS AND ELEMENTS ARE TRADEMARKS OF MARTIANS INCORPORATED(C) 20XX. (The year date shall be as instructed by Licensor)

(ii) Licensee further agrees that it will not apply for or seek to obtain trademark registration for the Licensed Property and that Licensor may, at its option, apply for and obtain in its own name trademark registrations for the Licensed Product(s), and that, upon request, Licensee will furnish necessary specimens or facsimiles for such purpose free of cost, as well as evidence of the date of first shipment or sale of each Licensed Product in interstate or foreign or other federally regulated U.S. commerce and, if earlier, also in intrastate commerce.

(iii) Licensee agrees that if Licensee receives knowledge of the use of the Licensed Property by anyone other than Licensee on Licensed Product(s) or products confusingly similar thereto, Licensee will call such fact to the attention of Licensor. Licensor shall then have the option to institute legal proceedings to prevent such use, and Licensee shall cooperate and assist in the prosecution of any such action. If demanded by Licensor, Licensee shall join in or cooperate in the prosecution of any such legal proceeding as may be instituted by Licensor. Any such legal proceedings shall be solely at Licensor's expense. If Licensee is joined in such proceeding, Licensor shall indemnify and hold harmless Licensee from and against any claim, sanction, liability, damages, attorney's fees, judgments or orders of any kind arising out of such proceeding.

(b) COPYRIGHTS:

(i) PACKAGING, ADVERTISING AND PROMOTIONAL MATERIALS: Except as otherwise provided herein, the copyrights in and to any original material, other than the Programs and the Audio-Visual Displays, which is created by or for Licensee for the purpose of packaging, advertising or promoting the Licensed Product(s), including but not limited to the enclosure for the Licensed Product(s), all cartons, containers, packing and wrapping material, tags, labels, imprints or other devices, and all advertising and promotional materials (all such material hereinafter referred to as the "Other Materials"), shall be owned solely and exclusively by Licensee. Providing that the copyright in and to all elements of the Other Materials that constitute Licensor's Pre-Existing Material, material furnished to Licensee by or on behalf of Licensor, or any material that is derivative of the foregoing, is hereby acknowledged to be owned solely and exclusively by Licensor and shall remain the sole and exclusive property of Licensor.

(ii) LIMITATIONS ON OWNERSHIP RIGHTS: The parties agree and acknowledge that each shall have the same right as any person or party with regard to any material incorporated in the Licensed Product (s), Other Materials, Programs, or Audio-Visual Displays which is in the public domain (provided that it has not entered into the public domain as the result of an act or omission in breach of this Agreement or any other written agreement by or between the parties hereto).

(iii) WORK-MADE-FOR-HIRE: Licensee agrees and acknowledges that any Artwork created by Licensee or for Licensee hereunder is a "work made for hire" for Martians Incorporated under the U.S. Copyright Act, and any and all similar provisions of law under other jurisdictions, and that Martians Incorporated is the author of such works for all purposes, and that Martians Incorporated is the exclusive owner of all the rights comprised in the undivided copyright and all renewals, extensions and reversions therein, in and to such works in perpetuity and throughout the universe. Licensee hereby waives and releases in favor of Martians Incorporated all rights (if any) of "droit moral," rental rights and similar rights in and to the Artwork (the "Intangible Rights") and agrees that Martians Incorporated shall have the right to revise, condense, abridge, expand, adapt, change, modify, add to, subtract from, re-title, re-draw, re-color, or otherwise modify the Artwork, without the consent of Licensee. Licensee hereby irrevocably grants, transfers and assigns to Licensor all right, title and interest, including copyrights, trademark rights, patent rights and other proprietary rights, it may have in and to the Artwork, in perpetuity and throughout the universe, and to all proprietary depictions, expressions or derivations of the Licensed Property created by or for Licensee. Licensee acknowledges that Licensor shall have the right to terminate this Agreement in the event Licensee asserts any rights (other than those specifically granted pursuant to this Agreement) in or to the Licensed Property or Artwork.

Licensee hereby warrants that any and all work created by Licensee under this Agreement apart from the materials provided to Licensee by Licensor is and shall be wholly original with or fully cleared by Licensee and shall not copy or otherwise infringe the rights of any third parties, and Licensee hereby indemnifies Licensor and will hold Licensor harmless from any such claim of infringement or otherwise involving Licensee's performance hereunder. At the request of Licensor, Licensee shall execute such form(s) of assignment of copyright or other papers as Licensor may reasonably request in order to confirm and vest in Licensor the rights in the properties as provided for herein. In addition, Licensee hereby appoints Licensor as Licensee's Attorney-in-Fact to take such actions and to make, sign, execute, acknowledge and deliver all such documents as may from time to time be necessary to confirm in Licensor, its successors and assigns, all rights granted herein. If any third party makes or has made any contribution to the creation of Artwork authorized for use hereunder, Licensee agrees to obtain from such party a full confirmation and assignment of rights so that the foregoing rights shall vest fully in Licensor, in the form of the Contributor's Agreement attached hereto as Exhibit 1 and by this reference made a part hereof, prior to commencing work, and subject to the prior written approval of Licensor, and subject to the prior written approval of Licensor ensuring that all rights in the Artwork and Licensed Property arise in and are assigned to Licensor. Promptly upon entering into each such Contributor's Agreement, Licensee shall give Licensor a copy of such Contributor's Agreement. Licensee assumes all responsibility for such parties and agrees that Licensee shall bear any and all risks arising out of or relating to the performance of services by them and to the fulfillment of their obligations under the Contributor's Agreement.

(iv) USE OF THIRD PARTY CONTENT: Licensee shall not use any third party content or technology in the Licensed Product(s), including without limitation any audio elements from the soundtracks of any motion picture or television series based upon the Licensed Property without Licensor's prior written approval, and unless: (i) Licensee is expressly permitted to use such third party content or technology pursuant to written agreements with all third party rights holders; and (ii) Licensee has acquired for Licensee and Licensor all rights, permissions, clearances, releases or other authorizations necessary to use such third party content or technology in conjunction with the development and exploitation of the Licensed Products(s) anywhere in the Territory by Licensee or Licensor or by either party's licensees, successors or assigns in perpetuity. Licensee shall be responsible, in perpetuity, for all payments in connection with the use of third party content or technology, except as the parties mutually agree upon at such time as Licensor approves of the use of such third party content or technology. Licensee shall have the right to review all Licensee agreements with third parties to ensure their acceptability and Licensee shall deliver such agreements to Licensor within fourteen (14) business days of Licensor's request therefor.

10. QUALITY OF LICENSED PRODUCT(S).

(a) Licensee agrees that the Licensed Product(s) shall be of high standard and of such style, appearance and quality as shall be adequate and suitable to their promotion, distribution and sale to the best advantage of Licensee and Licensor. The quality and style of such product and its cartons and containers shall be subject to Licensor's approval. To this end Licensee shall, before selling or distributing any of the Licensed Product(s), furnish to Licensor free of cost for its written approval as to quality and style. In the event that any product deliverable shall not have been approved, disapproved, or otherwise commented upon within ten (10) business days after receipt thereof by Licensor, then Licensee shall have the right to so notify Licensor of such fact by facsimile or by overnight delivery service. In the event that Licensor fails to then approve, disapprove or otherwise comment upon the submitted items within seven (7) business days after receipt by it of such communication, any items so submitted shall be deemed to have been approved. Licensee shall, in addition, thereafter furnish to Licensor free of cost, for its written approval, ten (10) production samples of each such Licensed Product(s) together with their cartons and containers including packaging and wrapping material, to ensure quality control simultaneously upon distribution to the public. In addition, Licensee shall provide Licensor with a catalog which displays all of Licensee's products, not just the Licensed Products, if such catalogs exist. Further, Licensor shall have the right to purchase any and all Licensed Products in any quantity at the maximum discount price Licensee charges its best customer purchasing the same quantity of Licensed Products under the same terms and conditions for delivery during the same period of time in the same general geographical area for sales throughout the same sales channel.

After samples of Licensed Product(s) have been approved pursuant to this paragraph, Licensee shall not depart therefrom in any material respect without Licensor's prior written consent or add any additional element(s) such as in-pack flyers, business reply cards and so on without Licensor's approval in each case.

Licensor shall have the right to withdraw its approval of samples if the quality of any Licensed Product ceases to be acceptable.

(b) Any modification of a Licensed Product must be submitted in advance for Licensor's written approval as if it were a new Licensed Product. Approval of a Licensed Product which uses particular artwork does not imply approval of such artwork for use with a different Licensed Product.

(c) Licensed Products must conform in all material respects to the final production samples approved by Licensor. If in Licensor's reasonable judgment, the quality of a Licensed Product originally approved has deteriorated in later production runs, or if a Licensed Product has otherwise been altered, Licensor may, in addition to other remedies available to it, require that such Licensed Product be immediately withdrawn from the market.

(d) If any changes or modifications are required to be made to any material submitted to Licensor for its written approval in order to ensure compliance with Licensor's specifications or standards of quality, Licensee agrees promptly to make such changes or modifications.

(e) Licensee shall permit Licensor to inspect Licensee's manufacturing operations, testing and payroll records (including those operations and records of any supplier or manufacturer approved pursuant to Paragraph 10(b) hereof) with respect to the Licensed Products.

(f) Subject to the terms hereof, Licensee may utilize the Licensed Property for such advertising, promotional and display materials for the Licensed Product(s) as in its judgment will best promote the sale of said Licensed Product(s). Licensee agrees that it will not use the Licensed Property or any reproduction thereof in any advertising, promotional or display material or in any other manner without Licensor's prior written approval not to be unreasonably withheld. Without limiting the foregoing no television commercials may be utilized under this License without the specific prior approval of Licensor. In the event that any advertising, promotional or display material submitted to Licensor shall not have been approved, disapproved or otherwise commented upon within thirty (30) days after receipt thereof by Licensor, then Licensee shall have the right to so notify Licensor of such fact by facsimile or by overnight delivery service. In the event that Licensor fails to then approve, disapprove or otherwise comment upon the submitted items within ten (10) business days after receipt by it of such facsimile or overnight

delivery service any items so submitted shall be deemed to have been approved. A reasonable number of production copies of all such advertising, promotional and display materials will be furnished to Licensor free of charge.
(g) To avoid confusion of the public, Licensee agrees not to associate other characters or properties with the Licensed Property on the Licensed Products or in any packaging, promotional or display materials unless Licensee receives Licensor's prior written approval. Furthermore, Licensee agrees not to use the Licensed Property (or any component thereof) on any business sign, business cards, stationery or forms, nor as part of the name of Licensee's business or any division thereof.
(h) Licensee shall use its best efforts to notify its customers of the requirement that Licensor has the right to approve all promotional, display and advertising material pursuant to this Agreement.
(i) It is understood and agreed that any animation used in electronic media, including but not limited to animation for television commercials and character voices for radio commercials, shall be produced by Martians Incorporated pursuant to a separate agreement between Licensee and Martians Incorporated, subject to Martians Incorporated customary rates. Any payments made to Martians Incorporated for such animation shall be in addition to and shall not offset the Consideration set forth in Paragraph 4 above.
(j) Licensor's approval of Licensed Product(s) (including without limitation, the Licensed Product(s) themselves as well as promotional, display, and advertising materials) shall in no way constitute or be construed as an approval by Licensor of Licensee's use of any trademark, copyright and/or other proprietary materials, not owned by Licensor.

11. DISTRIBUTION; SUBLICENSE/MANUFACTURE.

(a) Licensee shall sell the Licensed Products either to jobbers, wholesalers, distributors or retailers for sale or resale and distribution directly to the public. Licensee shall not sell the Licensed Products through any cable home shopping service or through electronic media, including on any on-line network or service. If Licensee sells or distributes the Licensed Products at a special price, directly or indirectly, to itself, including without limitation, any subsidiary of Licensee or to any other person, firm, or corporation affiliated with Licensee or its officers, directors or major stockholders, for ultimate sale to unrelated third parties, Licensee shall pay royalties with respect to such sales or distribution, based upon the price generally charged the trade by Licensee.
(b) Except as to materials set forth in Paragraph 9(b)(ii)(b), Licensee shall not be entitled to sublicense any of the materials developed by Licensee pursuant to this Agreement. In the event Licensee is not the manufacturer of the Licensed Products, Licensee shall, subject to the prior written approval of Licensor, which approval shall not be unreasonably withheld, be entitled to utilize a third party manufacturer in connection with the manufacture and production of the Licensed Products, provided that such manufacturer shall execute a letter in the form of Exhibit 3 attached hereto and by this reference made a part hereof. In such event, Licensee shall remain primarily obligated under all of the provisions of this Agreement and any default of this Agreement by such manufacturer shall be deemed a default by Licensee hereunder. In no event shall any such third party manufacturer agreement include the right to grant any rights to subcontractors.
12. GOOD WILL.
Licensee recognizes the great value of the publicity and good will associated with the Licensed Property and acknowledges: (i) such good will is exclusively that of Licensor; and (ii) that the Licensed Property has acquired a secondary meaning as Licensor's trademarks and/or identifications in the mind of the purchasing public. Licensee further recognizes and acknowledges that a breach by Licensee of any of its covenants, agreements or undertakings hereunder will cause Licensor irreparable damage, which cannot be readily remedied in damages in an action at law, and may, in addition thereto, constitute an infringement of Licensor's copyrights, trademarks and/other proprietary rights in, and to the Licensed Property, thereby entitling Licensor to equitable remedies, and costs.
13. LICENSOR'S WARRANTIES AND REPRESENTATIONS.
Licensor represents and warrants to Licensee that:
(a) It has, and will have throughout the Term of this Agreement, the right to license the Licensed Property to Licensee in accordance with the terms and provisions of this Agreement; and
(b) The making of this Agreement by Licensor does not violate any agreements, rights or obligations of any person, firm or corporation.

14. LICENSEE'S WARRANTIES AND REPRESENTATIONS. Licensee represents and warrants to Licensor that, during the Term and thereafter:

(a) It will not attack the title of Licensor (or third parties that have granted rights to Licensor) in and to the Licensed Property or any copyright or trademarks pertaining thereto, nor will it attack the validity of the license granted hereunder;
(b) It will not harm, misuse or bring into disrepute the Licensed Property, but on the contrary, will maintain the value and reputation thereof to the best of its ability;
(c) It will manufacture, sell, promote and distribute the Licensed Products in an ethical manner and in accordance with the terms and intent of this Agreement, and in compliance with all applicable government regulations and industry standards;

(d) It will not create any expenses chargeable to Licensor without the prior written approval of Licensor in each and every instance. It will not cause or allow any liens or encumbrances to be placed against, or grant any security interest (except to Licensor as provided hereunder) in, the Licensed Property and/or Licensee's inventory, contract rights and/or accounts receivables, and/or proceeds thereof, with respect to the Licensed Products without Licensor's prior written consent;
(e) It will protect to the best of its ability its right to manufacture, sell, promote, and distribute the Licensed Products hereunder;
(f) It will at all times comply with all government laws and regulations, including but not limited to product safety, food, health, drug, cosmetic, sanitary or other similar laws, and all voluntary industry standards relating or pertaining to the manufacture, sale, advertising or use of the Licensed Products, and shall maintain its appropriate customary high quality standards during the Term hereof. It shall comply with any regulatory agencies which shall have jurisdiction over the Licensed Products and shall procure and maintain in force any and all permissions, certifications and/or other authorizations from governmental and/or other official authorities that may be required in response thereto. Each Licensed Product and component thereof distributed hereunder shall comply with all applicable laws, regulations and voluntary industry standards. Licensee shall follow reasonable and proper procedures for testing that all Licensed Products comply with such laws, regulations and standards. Licensee shall permit Licensor or its designees to inspect testing records and procedures with respect to the Licensed Products for compliance. Licensed Products that do not comply with all applicable laws, regulations and standards shall automatically be deemed unapproved and immediately taken off the market;
(g) It shall, upon Licensor's request, provide credit information to Licensor including, but not limited to, fiscal year-end financial statements (profit-and-loss statement and balance sheet) and operating statements;
(h) It will provide Licensor with the date(s) of first use of the Licensed Products in interstate and intrastate commerce, where appropriate;
(i) It will, pursuant to Licensor's instructions, duly take any and all necessary steps to secure execution of all necessary documentation for the recordation of itself as user of the Licensed Property in any jurisdiction where this is required or where Licensor reasonably requests that such recordation shall be effected. Licensee further agrees that it will at its own expense cooperate with Licensor in cancellation of any such recordation at the expiration of this Agreement or upon termination of Licensee's right to use the Licensed Property. Licensee hereby appoints Licensor its Attorney-in-Fact for such purpose;
(j) It will use its best efforts to manufacture, distribute and sell the Licensed Product(s) throughout the Territory; specifically, it shall:

(i) Manufacture, distribute and sell the Licensed Product (s) in such price and quality brackets as are required to meet competition by reputable manufacturers of similar articles;
(ii) Make and maintain adequate arrangements for the distribution of the Licensed Product(s) throughout the Territory;
(iii) Supply said retail outlets with the necessary types of the Licensed Product(s)
(iv) It will not deliver or sell Licensed Product(s) outside the Territory or knowingly sell Licensed Product(s) to a third party for delivery outside the Territory.
(v) It shall at all times comply with all manufacturing, sales, distribution, retail and marketing policies and strategies promulgated by Licensor from time-to-time;

(1) If requested by Licensor to do so, it will utilize specific design elements of the Licensed Property provided to Licensee by Licensor on hangtags, labels, and other materials;

15. TERMINATION BY LICENSOR.
(a) Licensor shall have the right to terminate this Agreement without prejudice to any rights which it may have, whether pursuant to the provisions of this Agreement, or otherwise in law, or in equity, or otherwise, upon the occurrence of any one or more of the following events (herein called "defaults"):

(i) Licensee defaults in the performance of any of its obligations provided for in this Agreement; or
(ii) Licensee shall have failed to deliver to Licensor or to maintain in full force and effect the insurance referred to in Paragraph 8(b) hereof; or
(iii) Licensee shall fail to make any payment due hereunder on the date due; or
(iv) Licensee shall fail to deliver any of the statements hereinabove referred to or to give access to the premises and/or license records pursuant to the provisions hereof to Licensor's authorized representatives for the purposes permitted hereunder, and such failure shall continue for ten (10) days after written notice thereof is sent by Licensor to the Licensee; or
(v) Licensee shall fail to comply with any laws, regulations or voluntary industry standards as provided in Paragraph 14(f) hereof or any governmental agency or other body, office or official vested with appropriate authority finds that the Licensed Products are harmful or defective in any way, manner or form, or are being manufactured, sold or distributed in contravention of applicable laws, regulations or standards, or in a manner likely to cause harm; or

(vi) Licensee shall be unable to pay its debts when due, or shall make any assignment for the benefit of creditors, or shall file any petition under the bankruptcy or insolvency laws of any nation, jurisdiction, county or place, or shall have or suffer a receiver or trustee to be appointed for its business or property, or be adjudicated a bankrupt or an insolvent; or

(vii) Licensee does not commence in good faith to manufacture, distribute and sell each Licensed Products and utilize each character set forth in the Licensed Property ("Character") throughout the Territory on or before the Marketing Date and thereafter fails to diligently and continuously manufacture, distribute and sell each of the Licensed Products and utilize each Character throughout the Territory. Such default and Licensor's resultant right of termination (or recapture) shall only apply to the specific Character(s) and/or the specific Licensed Products, which or wherein Licensee fails to meet said Marketing Date requirement; or

(viii) Licensee shall manufacture, sell or distribute, whichever first occurs, any of the Licensed Product(s) without the prior written approval of Licensor as provided in Paragraph 10 hereof; or

(ix) Licensee undergoes a substantial change of management or control: or

(x) A manufacturer approved pursuant to Paragraph 11(b) hereof shall sell Licensed Products to parties other than Licensee or engage in conduct, which conduct if engaged in by Licensee would entitle Licensor to terminate this Agreement; or

(xi) Licensee delivers or sells Licensed Products outside the Territory or knowingly sells Licensed Products(s) to a third party who Licensee knows intends to, or who Licensee reasonably should suspect intends to, sell or deliver such Licensed Products outside the Territory; or

(xii) Licensee uses any labor that violates any local labor laws and/or it uses prison, slave or child labor in connection with the manufacture of the Licensed Products; or

(xiii) Licensee has made a material misrepresentation or has omitted to state a material fact necessary to make the statements not misleading; or

(xiv) Licensee shall breach any other agreement in effect between Licensee on the one hand and Licensor on the other.

(b) In the event any of these defaults occur, Licensor shall give notice of termination in writing to Licensee by facsimile and certified mail. Licensee shall have ten (10) days from the date of giving notice in which to correct any of these defaults (except subdivisions (vii), (viii), (xi) and (xiii) above which are not curable), and failing such, this Agreement shall thereupon immediately terminate, and any and all payments then or later due from Licensee hereunder (including Guaranteed Consideration) shall then be promptly due and payable in full and no portion of those prior payments shall be repayable to Licensee.

16. FINAL STATEMENT UPON TERMINATION OR EXPIRATION.

Licensee shall deliver, as soon as practicable, but not later than thirty (30) days following expiration or termination of this Agreement, a statement indicating the number and description of Licensed Products on hand together with a description of all advertising and promotional materials relating thereto. Following expiration or termination of this Agreement, Licensee shall immediately cease any and all manufacturing of the Licensed Product. However, if Licensee has complied with all the terms of this Agreement, including, but not limited to, complete and timely payment of the Guaranteed Consideration and Royalty Payments, then Licensee may continue to distribute and sell its remaining inventory for a period not to exceed sixty (60) days following such termination or expiration (the "Sell-Off Period"), subject to payment of applicable royalties thereto. In no event, however, may Licensee distribute and sell during the Sell-Off Period an amount of Licensed Products that exceeds the average amount of Licensed Products sold during any consecutive sixty (60) day period during the Term. In the event this Agreement is terminated by Licensor for any reason under this Agreement, Licensee shall be deemed to have forfeited its Sell-Off Period. If Licensee has any remaining inventory of the Licensed Products following the Sell-Off Period, Licensee shall, at Licensor's option, make available such inventory to Licensor for purchase at or below cost, deliver up to Licensor for destruction said remaining inventory or furnish to Licensor an affidavit attesting to the destruction of said remaining inventory. Licensor shall have the right to conduct a physical inventory in order to ascertain or verify such inventory and/or statement. In the event that Licensee refuses to permit Licensor to conduct such physical inventory, Licensee shall forfeit its right to the Sell-Off Period hereunder or any other rights to dispose of such inventory. In addition to forfeiture, Licensor shall have recourse to all other legal remedies available to it.

17. PAYMENTS AND NOTICES.

Except as otherwise specifically provided herein, all notices which either party hereto is required or may desire to give to the other shall be given by addressing the same to the other at the address set forth above, or at such other address as may be designated in writing by any such party in a notice to the other given in the manner prescribed in this paragraph. All such notices shall be sufficiently given when the same shall be deposited so addressed, postage prepaid, in the United States mail and/or when the same shall have been delivered, so addressed, by facsimile or by overnight delivery service and the date of transmission by facsimile, receipt of overnight delivery service or two business days after mailing shall for the purposes of this Agreement be deemed the date of the giving of such notice.

18. NO PARTNERSHIP, ETC.

This Agreement does not constitute and shall not be construed as constitution of a partnership or joint venture between Licensor and Licensee. Neither party shall have any right to obligate or bind the other party in any manner whatsoever, and nothing herein contained shall give, or is intended to give, any rights of any kind to any third persons.

19. NO SUBLICENSING/NON-ASSIGNABILITY.

This Agreement shall bind and inure to the benefit of Licensor, its successors and assigns. This Agreement is personal to Licensee. Licensee shall not sublicense, franchise or delegate to third parties its rights hereunder (except as set forth in Paragraph 11 (b) hereof). Neither this Agreement nor any of the rights of Licensee hereunder shall be sold, transferred or assigned by Licensee and no rights hereunder shall devolve by operation of law or otherwise upon any receiver, liquidator, trustee or other party.

20. BANKRUPTCY RELATED PROVISIONS.

(a) The parties hereby agree and intend that this Agreement is an executory contract governed by Section 365 of the bankruptcy Code.

(b) In the event of Licensee's bankruptcy, the parties intend that any royalties payable under this Agreement during the bankruptcy period be deemed administrative claims under the Bankruptcy Code because the parties recognize and agree that the bankruptcy estate's enjoyment of this Agreement will (i) provide a material benefit to the bankruptcy estate during its reorganization and (ii) deny Licensor the benefit of the exploitation of the rights through alternate means during the bankruptcy reorganization.

(c) The parties acknowledge and agree that any delay in the decision of trustee of the bankruptcy estate to assume or reject the Agreement (the "Decision Period") materially harms Licensor by interfering with Licensor's ability to alternatively exploit the rights granted under this Agreement during a Decision Period of uncertain duration. The parties recognize that arranging appropriate alternative exploitation would be a time consuming and expensive process and that it is unreasonable for Licensor to endure a Decision Period of extended uncertainty. Therefore, the parties agree that the Decision Period shall not exceed sixty (60) days.

(c) Licensor, in its interest to safeguard its valuable interests (including, without limitation, its intellectual property rights in the Licensed Property), has relied on the particular skill and knowledge base of Licensee. Therefore, the parties acknowledge and agree that in a bankruptcy context this Agreement is a license of the type described by Section 365(c)(1) of the Bankruptcy Code and may not be assigned without the prior written consent of the Licensor.

21. CONSTRUCTION.

This Agreement shall be construed in accordance with the laws of the State of California of the United States of America without regard to its conflicts of laws provisions.

22. WAIVER, MODIFICATION, ETC.

No waiver, modification or cancellation of any term or condition of this Agreement shall be effective unless executed in writing by the party charged therewith. No written waiver shall excuse the performance of any acts other than those specifically referred to therein. The fact that the Licensor has not previously insisted upon Licensee expressly complying with any provision of this Agreement shall not be deemed to be a waiver of Licensor's future right to require compliance in respect thereof and Licensee specifically acknowledges and agrees that the prior forbearance in respect of any act, term or condition shall not prevent Licensor from subsequently requiring full and complete compliance thereafter. If any term or provision of this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction or any other authority vested with jurisdiction, such holding shall not affect the validity or enforceability of any other term or provision hereto and this Agreement shall be interpreted and construed as if such term or provision, to the extent the same shall have been held to be invalid, illegal or unenforceable, had never been contained herein. Headings of paragraphs herein are for convenience only and are without substantive significance.

23. CONFIDENTIALITY.

The Artwork and the materials and information supplied to Licensee hereunder constitute, relate to, contain and form a part of confidential and proprietary information of Licensor, including, but not limited to, Style Guides, design elements, character profiles, unpublished copyrighted material, release dates, marketing and promotional strategies, information about new products, properties and characters, the terms and conditions of this Agreement,
and other information which is proprietary in nature or is a trade secret (collectively, the "Proprietary Information"). Licensee acknowledges and agrees that the Proprietary Information is highly confidential and that disclosure of
the Proprietary Information will result in serious harm to Licensor. Among other damage, unauthorized disclosure of the Proprietary Information will (i) damage Licensor's carefully planned marketing strategies, (ii) reduce interest in the Licensed Property, (iii) make unique or novel elements of the Licensed Property susceptible to imitation or copying by competitors,

infringers or third parties prior to Licensor's release of the information or materials, (iv) damage Licensor's proprietary protection in undisclosed or unpublished information or materials, and (v) provide unauthorized third parties with materials capable of being used to create counterfeit or unauthorized merchandise, audio-visual products or other products, all of which will seriously damage Licensor's rights and business. Except as expressly approved in writing by Licensor, Licensee shall not reproduce or use the Proprietary Information and shall not discuss, distribute, disseminate or otherwise disclose the Proprietary Information or the substance or contents thereof, in whole or in part, in its original form or in any other form, with or to any other person or entity other than Licensee's employees and third parties who have executed a Contributor's Agreement (as provided in paragraph 8(b)) or third party manufacturer's agreement (as provided in paragraph 10(b)) and been approved by Licensor as provided hereunder, and such employees and third parties shall be given access to the Proprietary Information only on a "need-to-know" basis.

24. ENTIRE AGREEMENT.

This Agreement constitutes the entire Agreement between the parties concerning the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between the parties other than as expressly set forth in this Agreement.

25. ACCEPTANCE BY LICENSOR.

This instrument, when signed by Licensee, shall be deemed an application for license and not a binding agreement unless and until accepted by Martians Incorporated by signature of a duly authorized officer and the delivery of such a signed copy to Licensee. The receipt and/or deposit by Martians Incorporated of any check or other consideration given by Licensee and/or delivery of any material by Martians Incorporated to Licensee shall not be deemed an acceptance By Martians Incorporated of this application. The foregoing shall apply to any documents relating to renewals or modifications hereof.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.

AGREED AND ACCEPTED:	AGREED AND ACCEPTED:
LICENSOR: MARTIANS INCORPORATED,	LICENSEE: BEVERLY SKYLINE MEDIA, INC.
By: Dan Scheuer	By: Edwin Vaughn
President & CEO, Martians Incorporated	Executive Vice President, Beverly Skyline Media, Inc.
Date: 12/20/04	Date: 12/20/04

Common Stock Warrant

Beverly Skyline Media, Inc.

1. Principal Terms. Martians Incorporated, or their permitted [registered] assigns ("Holder(s)"), are entitled, subject to the terms below, at any time before 5:00 p.m., Pacific Standard time, on December 31 2010, to purchase from Beverly Skyline Media, Inc., a California corporation (the "Company"), up to 300,000 shares ("Shares" or "Common Shares") of the Company's common stock ("Shares") at $0.25 per share (the "Purchase Price"), upon surrender of this Warrant at the principal office of the Company, with a duly executed subscription form (the "Subscription Form") and simultaneous payment of the aggregate Purchase Price in Acceptable Currency, meaning: wire; cashier's check; Common Shares equal in Fair Value to the Purchase Price; a recourse promissory note on such terms as the Company shall reasonably approve; or any reasonably acceptable (to the Company) combination thereof. Fractional shares shall be paid out in cash, at Fair Value. Common Share certificates must be delivered within 5 business days of the exercise date, at Holder's direction. Upon partial exercise, a new and adjusted Warrant shall be exchanged for the old and, on total exercise, this Warrant physically voided. All Common Shares, when issued, will be non-assessable, fully paid, validly issued and free of tax, fee or government charge payable by the Holder. Sufficient Common Shares will be authorized and reserved for issuance, free of restrictions, upon Warrant exercise.

2. Certain Adjustments.

(a) The number of Warrant Shares or the Purchase Price shall be equitably adjusted to preserve (but not enlarge) the Holder's' economics in the case of stock splits and dividends; distributions (in cash, notes, securities or property) to the extent in excess of a regularly paid (if any) dividend. For purposes of simplicity, no adjustment shall be made (i) that would be *de minimis*, (ii) by reason of PIK (Payments in Kind)dividends on shares of preferred stock; or (iii) warrant, restricted stock, or option issuances to employees, investors, creditors, directors, placement agents and like compensatory or incentive grants

For avoidance of doubt, a two for one common stock split, or a 100% stock dividend, doubles the number of Warrant Shares obtainable upon Warrant exercise and halves the Purchase Price; a $10 cash dividend (if extraordinary) means, on subsequent exercise, the Company pays the Holder $10 (without interest, for purposes of simplicity) per Warrant Share; if the Common Shareholders participate in a rights offering, the same shall be extended to the Holder on an as-if-exercised basis; a reverse stock split of two for one means the Purchase Price is unchanged and the number of Warrant Shares halved.

(b) Reorganization, Consolidation, Merger. If the Common Shareholders are entitled to receive cash and/or property in a merger, consolidation or like reorganization, including dissolution following an asset sale, the Holder will receive reasonable advance notice, in reasonable detail, of the transaction and be entitled to exercise her Warrants (including unvested Warrants, vesting being accelerated); and receive the appropriate consideration *pari passu* with the Common Shareholders; unless otherwise provided, if the Common Shares are being sold, exchanged, surrendered or cancelled (so that none except dissenting rights remain outstanding), unexercised Warrants will lapse on the business day prior to the date of surrender or exchange.

(c) No adjustments (full ratchet or weighted average) as a result of down rounds.

(d) If the provisions of Section 2 are not strictly applicable, but the failure to make an adjustment would not fairly protect the economic rights represented by this Warrant in accordance with the essential intent and principles of such Section, then, in each such case, the Company shall employ an independent expert to make the appropriate adjustments, the Holding having the right to challenge the adjustment and convene a three party final decision including process, each of the Company and Holder appointing a representation, the two appointees appointing the third, expenses shred equally, the decisions final except in the case of actual fraud, time of the essence and best efforts cooperation by all parties.

Dilution or Impairment. This Agreement is a contract between the Holder and the Company, which can only be modified or terminated in accordance with its express terms.

Reorganization, Consolidation, Merger. If the Common Shareholders are entitled to receive cash and/or property in a merger, consolidation or like reorganization, including dissolution following an asset sale ("Merger"), the Holder will receive reasonable advance notice, in reasonable detail, of the transaction and be entitled to exercise her Warrants (including unvested Warrants [vesting being accelerated]) and receive the appropriate consideration *pari passu* with the Common Shareholders. If the Merger entails consideration to the Company's Common Shareholders including (in whole or in part) equity securities ("Securities") of the acquiring entity (or affiliate(s) thereof), unexercised Warrants will be assumed by the issuer of the Securities; the terms of the Warrant shall remain the same, *mutatis mutandis* (except all vesting restrictions, which shall lapse) and the number of underlying Securities shall be that number the Warrant would have received if exercised, plus the maximum number of Warrant Securities which could be purchased with the Other Consideration at the Notional Price. "Other Consideration" means the fair value of cash and property other than Securities payable or paid to the Common Shareholders; "Notional Price" means the fair value of each Security as of the date of the Merger's closing.

3. Cashless Exercise.

(a) At Holder's option, Holder may elect to exercise the Warrant for Warrant Shares, using the following formula:

$$X = \frac{Y(A-B)}{A}$$

Assume: X = number of Warrant Shares issuable to Holder upon exercise under this Section; Y = number of Warrant Shares issuable to Holder upon exercise under Section 1 hereof;
A = the Fair Value of one Common Share as of the exercise date; and
B = the Purchase Price

(b) "Fair Value." The last trading price (bid) on the prior trading day; final prospectus price; the value of the consideration upon the closing of an acquisition; fair value as per the Company's board or, if the Holder timely objects, an independent valuation expert, time being of the essence.

4. Registration Rights. If the Company effects an underwritten public offering:

[The Warrant shall lapse if, and to the extent, not exercised, provided the Company first releases all contractual restrictions on exercise and on the Warrant Shares.

[The Warrant Shares are included, at the option of the Holder, in the Shares registered for sale pro rata, as if the Holder were a party beneficiary of the Company's registration rights agreement (if any).]

[The Company shall offer to purchase the Warrant for cash at its value, meaning value of the Spread (final prospectus price per Common Share minus Purchase Price per share) times the number of Warrant Shares.]

5. Restrictions on Transfer. Neither this Warrant nor the Warrant Shares may be assigned, disposed of, encumbered, or otherwise transferred (any such action, a "Transfer"), without Company consent, except to an Affiliate (as defined in Securities Act Rule 405), the Transferee agreeing to become a party hereto, or to the underwriters of a Company IPO. If the Transfer is involuntary, the Company shall purchase the same at the Fair Value of the Spread.

6. No Rights as Shareholder. Prior to exercise and except as herein provided, the Holder shall not be entitled to any rights of a shareholder with respect to the Warrant Shares, including the right to vote, receive dividends or other distributions, exercise preemptive rights or be notified of stockholder meetings or the business or affairs of the Company. Nothing contained herein shall obligate Holder to purchase any Company securities (upon exercise of this Warrant or otherwise).

7. Compliance with Securities Act. Holder agree, and will reconfirm on exercise, that this Warrant and Warrant Shares are being acquired for investment and not with a view towards resale and it will not sell or otherwise dispose of this Warrant or Warrant Shares except in compliance with the Securities Act. Warrant Shares (unless registered under the Securities Act) shall be stamped with the customary legend.

8. Loss or Mutilation. If the Warrant is lost or otherwise rendered unusable, the Company will replace it against, at the Company's option, satisfactory indemnification.

9. Notices. All notices shall be mailed by first-class registered or certified mail, postage prepaid, to the Holder's address last furnished to the Company.

10. Waiver. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally, but only by a written instrument signed by the party seeking enforcement of the change, waiver, discharge or termination.

11. Law Governing. This Warrant shall be construed and enforced in accordance with and governed by the internal laws, and not the law of conflicts, of California.

ACCEPTED AND AGREED TO:

BEVERLY SKYLINE MEDIA, INC.

By:

Its: President and CEO

Dated: 12/31/2004

Exhibit E
ESCROW INSTRUMENTS

ESCROW INSTRUCTIONS

(Securities Offering)

These Escrow Instructions are given by Martians Incorporated, a California corporation, hereinafter referred to as "Company", to William P. Lyons, Jr., CPA, MBA, hereinafter referred to as "Escrow Holder".

(1) Offering The Company desires to offer to subscribers a minimum of one hundred thousand (100,000) and a maximum of nine hundred thousand (900,000) units, consisting of one share of Series A Preferred stock at a price of five dollars ($5.00) per share, and two non-redeemable Class A Warrants to purchase one common share each at the price of five dollars ($5.00) per share, payable in cash only, as more particularly set forth in a Offering Circular dated 2005, a copy of which has been delivered to Escrow Holder (the "Disclosure Document"). Escrow Holder is not to be concerned with the Disclosure Document, except as specifically set forth below.

(2) Establishment of the Escrow Escrow Holder will open one or more escrow accounts (the "Escrow"), and the Company will deliver to Escrow Holder from time to time for deposit into the Escrow the full amount of each cash payment received from each subscriber (the "Subscription Price"), together with a copy of the Subscription Agreement executed by such subscriber showing the name, address and taxpayer identification number of such subscriber, the number of shares subscribed for, and the amount paid therefor. Escrow Holder shall have no obligation to accept monies, documents or instructions from any party other than the Company with respect to the Escrow. All monies so deposited will be in the form of a subscriber's personal check in favor of "Bank of America Escrow Account -- Martians Incorporated". Should any such check be returned to Escrow Holder as uncollectible for any reason, Escrow Holder will charge the amount of such unpaid check to the escrow, notify the Company of the amount of such returned check, the name of the subscriber and the reason for return, and hold such check subject to further instructions from the Company. Escrow Holder will hold all monies and other property in the Escrow free from any lien, claim or offset, except as set forth herein, and such monies and other property shall not become the property of the Company, nor be subject to the debts thereof, unless and until the conditions set forth in these Escrow Instructions as to the disbursement of such monies to the Company have been fully satisfied.

(3) Investment All funds deposited hereunder will be held by Escrow Holder in a Money Market Investment Account bearing interest at Escrow Holder's then-applicable rate. No funds will be so invested, or begin to accrue interest thereon, until the subscriber's check therefor has been collected in good funds.

(4) Cancellation by the Company The Company may reject or cancel any subscription in whole or in part. If the Subscription Price for such rejected or canceled subscription has been delivered to Escrow Holder, the Company will inform Escrow Holder of the rejection or cancellation, and Escrow Holder, upon receiving such notice will refund to the subscriber the Subscription Price, plus any interest accrued thereon.

(5) Cancellation by Subscribers All subscriptions are irrevocable, and no subscriber will have any right to cancel or rescind the subscription.

(6) Closing Date The Escrow will remain open until the earliest to occur of the following (the "Closing Date"):

(a) Receipt by Escrow Holder of the Subscription Prices for at least one hundred thousand (100,000) units (the "Minimum Subscription"), together with a written instruction from the Company that the Escrow be closed; or

(b) Five o'clock p.m. on

If, upon the Closing Date, Escrow Holder has received the Subscription Prices for at least the Minimum Subscription, Escrow Holder will disburse all monies, instruments and other documents in the Escrow to the Company or as otherwise instructed by the Company as soon as the Subscription Prices for said Minimum Subscription have been collected in good funds. Thereafter, the Escrow will remain open for the sole purpose of depositing therein the Subscription Prices for additional shares subsequently sold by the Company, which Escrow Holder will disburse to the Company or as instructed by the Company, provided that in no event shall the Escrow remain open after Escrow Holder has received and disbursed the Subscription Prices for nine hundred thousand (900,000) units. If, upon the Closing Date, Escrow Holder has not received the Subscription Prices for at least the Minimum Subscription, or if, subsequent to the Closing Date, checks are returned unpaid such that Escrow Holder no longer holds the Subscription Prices for the Minimum Subscription in the Escrow, Escrow Holder will refund all monies in the Escrow, plus any interest earned thereon, to the subscribers without further notice to the Company. Under no circumstances will Escrow Holder be required to disburse any monies until the check therefor has been collected in good funds.

(7) Instructions and Amendments All monies and instructions to Escrow Holder must be in writing and may be delivered personally or mailed, certified or registered mail, return receipt requested, addressed to William P. Lyons, Jr., CPA, MBA, 1000 Quail Street, Suite 230, Newport Beach, California 92660. All such notices and instructions will be deemed given when received by Escrow Holder, as shown on a receipt therefor. All instructions from the Company will be signed by Dan Scheuer, Chief Executive Officer and Managing Director. Unless otherwise provided herein, these instructions may be amended or further instructions given only to the extent that such Amendments or instructions are consistent with, and do not add materially to, the description of the Escrow contained in the Disclosure Document, unless consented to in writing by all subscribers whose Subscription Prices have been received by Escrow Holder theretofore and unless disclosed to all subscribers thereafter.

(8) Escrow Fees Escrow Holder's fees will be payable immediately upon disbursement of funds and shall be in the amount one fourth of one percent (0.25%) of the total gross amount closed, plus actual expenses, if any, incurred in the performance of its duties hereunder.

(9) Exculpation Escrow Holder will not be liable for:

(a) the genuineness, sufficiency, correctness as to form, manner or execution or validity of any instrument deposited in the Escrow, nor the identity, authority or rights of any person executing the same;

(b) any misrepresentation or omission in the Disclosure Document or any failure to keep or comply with any of the provisions of any agreement, contract or other instrument referred to therein;

(c) the failure of the Company to transmit, or any delay in transmitting, any subscriber's Subscription Price to Escrow Holder.

Escrow Holder's duties hereunder shall be limited to the safekeeping of monies, instruments or other documents received by the Escrow Holder into the Escrow, and for the disposition of same in accordance with this Escrow Agreement and any further instructions pursuant to this Escrow Agreement.

(10) Interpleader In the event conflicting demands are made or notices served upon Escrow Holder with respect to the Escrow, Escrow Holder shall have the absolute right at its election to do either or both of the following:

(a) Withhold and stop all further proceedings in, and performance of, this Escrow; or

(b) File a suit in interpleader and obtain an order from the court requiring the parties to litigate their several claims and rights among themselves. In the event such interpleader suit is brought, Escrow Holder shall be fully released from any obligation to perform any further duties imposed upon it hereunder, and the Company shall pay Escrow Holder all costs, expenses and reasonable attorney's fees expended or incurred by Escrow Holder, the amount thereof to be fixed and a judgment thereof to be rendered by the court in such suit.

(11) <u>Indemnity</u> The Company further agrees to pay on demand, and to indemnify and hold Escrow Holder harmless from and against, all costs, damages, judgments, attorneys' fees, expenses, obligations and liabilities of any kind or nature which, in good faith, Escrow Holder, may incur or sustain in connection with or arising out of the Escrow, and Escrow Holder is hereby given a lien upon all the rights, titles and interest of the Company in monies and other property deposited in the Escrow, to protect Escrow Holder's rights and to indemnify and reimburse Escrow Holder under these Escrow instructions.

(12) <u>Resignation of Escrow Holder</u> Escrow Holder may resign herefrom upon fourteen (14) calendar days written notice to the Company and shall thereupon be fully released from any obligation to perform any further duties imposed upon it hereunder. Escrow Holder will transfer all files and records relating to the Escrow to any successor escrow holder upon receipt of a copy of executed escrow instructions designating such successor.

(13) <u>Time</u> Time is of the essence of these and all additional or changed instructions.

(14) <u>Multiple Originals</u> These Escrow Instructions may be executed in counterparts, each of which so executed shall, irrespective of the date of its execution and delivery, be deemed an original, and said counterparts together shall constitute one and the same instrument.

(15) <u>Governing Law</u> These Escrow Instructions shall be governed by, and shall be construed according to, the laws of the State of California.

IN WITNESS WHEREOF, the parties have executed these Escrow Instructions as of the date set forth beside such parties' signatures below.

____________________________ DATE: ________________

MARTIANS INCORPORATED
by Dan Scheuer, *Chief Executive Officer*

____________________________ DATE: ________________

MARTIANS INCORPORATED
by Dan Scheuer, *Managing Director*

____________________________ DATE: ________________

WILLIAM P. LYONS, JR., CPA, MBA


WOOLERY
ACCOUNTANCY, INC.

Eric H. Woolery, CPA
Principal

August 29, 2005

U.S. Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549

RE: MARTIANS INCORPORATED, REGULATION A, FORM 1-A FILING AND OFFERING CIRCULAR DATED ON OR ABOUT SEPTEMBER 1, 2005.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

This firm hereby consents to the use in this Form 1-A Regulation A Offering Statement and Circular dated on or about September 1, 2005, and in the Preliminary Offering Circular dated on or about September 1, 2005, both included therewith, of Martians Incorporated, relating to the financial statements of Martians Incorporated, as of June 30, 2005, and the reference to our firm as experts in the Offering Statement and Circular.

E H Woolery

Eric H. Woolery, CPA

1000 Quail Street • Suite 225 • Newport Beach, CA 92660
(949) 225-7010 • fax (949) 222-0481 • email: ericwoolery@earthlink.net

Exhibit G
Opinion re Legality


MARTIANS
INCORPORATED

August 31, 2005

U.S. Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549

RE: OFFERING STATEMENT OPINION OF LEGALITY

OPINION OF CHIEF EXECUTIVE OFFICER OF MARTIANS INCORPORATED

RE: OFFERING STATEMENT OF MARTIANS INCORPORATED, REGULATION A, FORM 1-A FILING AND OFFERING CIRCULAR DATED ON OR ABOUT SEPTEMBER 1, 2005.

Acting In Pro Per on behalf of the Company, I Dan Scheuer, President, CEO and CFO of Martians Incorporated hereby certify that all exhibits, instruments, corporate records, certificates and other documents necessary or appropriate for this Offering Statement, are in fact genuine and authentic copies of originals or actual originals when required. I also attest that all factual matters are accurate and complete statements of facts that may be relied upon as truthful and accurate written representations.

The Company (as issuer) is relying on Rule3a4-1in not being a registered Broker Dealer as all sales of the securities will be made only by myself as the CEO of the firm. Additionally, no agents, money finders or any associates of the Company or affiliate Companies (other than an NASD member firm should we retain one), will receive compensation for said services.

Sales of the securities will be made only to residents of the State of California and must meet the requirements thereof. Upon qualification the Company will submit an application for qualification by coordination to the Department of Corporations of the State of California.

As of the date hereof it is the opinion of the Chief Executive Officer of Martians Incorporated that the Company may legally issue the securities covered by this Offering Statement and those securities, when sold, will be legally issued, fully paid and non-assessable.

BY: ______________________
Dan Scheuer, Chairman, President,
Chief Executive Officer and Chief Financial Officer

EXHIBIT H
EXAMPLE STOCK CERTIFICATES


NUMBER
SHARES
INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA
FEBRUARY 04, 20
MARTIANS INCORPORATED
Total Authorized Issue 20,000,000 Comm Shares $0.001 Par Value
Total Authorized Issue 10,000,000 Series A erred Shares $0.00 Par Value
See Reverse for Certain Definitions
SAMPLE
THIS IS TO CERTIFY THAT
IS THE OWNER OF
FULLY PAID AND
NON-ASSESSABLE SERIES A PREFERR
BOVE CORP
BLE ON THE BOOKS OF THE
CORPORATION BY THE HOLDER TH
ORNEY UPON SURRENDER OF
THIS CERTIFICATE PROPERLY END
WITNESS, THE SEAL OF THE
AUTHORIZED OFFICERS.
DATED
SECRETARY
PRESIDENT
CORPKIT NEW YORK



NUMBER

SHARES

See Reverse for Certain Definitions

MARTIANS INCORPORATED

Incorporated Under the Laws of the State of California February 04, 2003

Total Authorized Issue 20,000,000 Common Shares $0.001 Par Value

Total Authorized Issue 10,000,000 Series A Preferred Shares $0.00 Par Value

This is to Certify that ______________________ is the owner of

______________________ *fully paid and*

non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder thereof in person or by a duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, *the seal of the Corporation and the Signatures of its duly authorized officers.*

Dated

Sample

Secretary

President

Exhibit I
Copyrights

Certificate of Registration



This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

FORM VA
For a Work of the Visual Arts
UNITED STATES COPYRIGHT OFFICE

VA 1-232-285



APR 17 2003
Month Day Year

DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET

1

Title of This Work ▼ Martians Incorporated Logo Pic

NATURE OF THIS WORK ▼ See instructions: Graphics, Drawings + Pictures

Previous or Alternative Titles ▼

Publication as a Contribution If this work was published as a contribution to a periodical, serial, or collection, give information about the collective work in which the contribution appeared. **Title of Collective Work ▼**

If published in a periodical or serial give: **Volume ▼** **Number ▼** **Issue Date ▼** **On Pages ▼**

2

NAME OF AUTHOR ▼

a Martians Incorporated

DATES OF BIRTH AND DEATH Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☑ Yes ☐ No

Author's Nationality or Domicile Name of Country: OR { Citizen of ___ / Domiciled in ___ }

Was This Author's Contribution to the Work Anonymous? ☑ Yes ☐ No Pseudonymous? ☐ Yes ☐ No — If the answer to either of these questions is "Yes," see detailed instructions.

Nature of Authorship Check appropriate box(es). **See instructions**
☐ 3-Dimensional sculpture ☐ Map ☐ Technical drawing
☐ 2-Dimensional artwork ☐ Photograph ☐ Text
☑ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

Computer Colorized version of Line art

NOTE Under the law, the "author" of a "work made for hire" is generally the employer, not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

Name of Author ▼

b

Dates of Birth and Death Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

Author's Nationality or Domicile Name of Country: OR { Citizen of ___ / Domiciled in ___ }

Was This Author's Contribution to the Work Anonymous? ☐ Yes ☐ No Pseudonymous? ☐ Yes ☐ No — If the answer to either of these questions is "Yes," see detailed instructions.

Nature of Authorship Check appropriate box(es). **See instructions**
☐ 3-Dimensional sculpture ☐ Map ☐ Technical drawing
☐ 2-Dimensional artwork ☐ Photograph ☐ Text
☐ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

3

a **Year in Which Creation of This Work Was Completed** 2002 Year — This information must be given in all cases.

b **Date and Nation of First Publication of This Particular Work** Complete this information ONLY if this work has been published. Month November Day 15 Year 2002 — United States of America Nation

4

COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼

Martians Incorporated
1000 Quail St #250, Newport Beach, CA 92660

See instructions before completing this space.

Transfer If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

DO NOT WRITE HERE — OFFICE USE ONLY
APPLICATION RECEIVED APR 17 2003 AUG 12 2003
ONE DEPOSIT RECEIVED APR 17 2003
TWO DEPOSITS RECEIVED
FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

FORM VA
For a Work of the Visual Arts
UNITED STATES COPYRIGHT OFFICE

VA 1-278-555



DATE OF REGISTRATION
Jul 9 2004
Month Day Year

DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET

1

Title of This Work ▼ Martian Atmosphere Induction Gear

NATURE OF THIS WORK ▼ See instructions

Previous or Alternative Titles ▼

Publication as a Contribution If this work was published as a contribution to a periodical, serial, or collection, give information about the collective work in which the contribution appeared. **Title of Collective Work ▼**

If published in a periodical or serial give: **Volume ▼** **Number ▼** **Issue Date ▼** **On Pages ▼**

2

NAME OF AUTHOR ▼
a Martians Incorporated

DATES OF BIRTH AND DEATH
Year Born ▼ 2003 (Incorporated in Calif) Year Died ▼

Was this contribution to the work a "work made for hire"? ☒ Yes ☐ No

Author's Nationality or Domicile
Name of Country
OR { Citizen of USA / Domiciled in

Was This Author's Contribution to the Work
Anonymous? ☐ Yes ☐ No
Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions.

Nature of Authorship Check appropriate box(es). **See instructions**
☐ 3-Dimensional sculpture ☐ Map ☐ Technical drawing
☐ 2-Dimensional artwork Photograph ☐ Text
☐ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

NOTE
Under the law, the "author" of a "work made for hire" is generally the employer, not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

b **Name of Author ▼**

Dates of Birth and Death
Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

Author's Nationality or Domicile
Name of Country
OR { Citizen of / Domiciled in

Was This Author's Contribution to the Work
Anonymous? ☐ Yes ☐ No
Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions.

Nature of Authorship Check appropriate box(es). **See instructions**
☒ 3-Dimensional sculpture ☐ Map ☐ Technical drawing
☐ 2-Dimensional artwork ☐ Photograph ☐ Text
☐ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

3

a **Year in Which Creation of This Work Was Completed** 2003 Year. This information must be given in all cases.

b **Date and Nation of First Publication of This Particular Work** Complete this information ONLY if this work has been published. Month MAY Day 10 Year 2003 Nation

4

COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼
Martians Incorporated
1000 Quail St #250
Newport Beach, Ca 92660

See instructions before completing this space.

Transfer If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

DO NOT WRITE HERE / OFFICE USE ONLY
APPLICATION RECEIVED JUL 0 9 2004 SEP 2 7 2004
ONE DEPOSIT RECEIVED SEP 2 7 2004
TWO DEPOSITS RECEIVED JUL 0 9 2004
FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America


Form VA
For a Work of the Visual Arts

VAu 638 – 354

EFFECTIVE DATE OF REGISTRATION

Jul 9 2004
Month Day Year

DO NOT WRITE ABOVE THIS LINE IF YOU NEED MORE SPACE USE A SEPARATE CONTINUATION SHEET

1

Title of This Work ▼

Zarbie (of Zarbie and the Martians)

NATURE OF THIS WORK ▼ See instructions

Previous or Alternative Titles ▼

Publication as a Contribution If this work was published as a contribution to a periodical serial, or collection give information about the collective work in which the contribution appeared **Title of Collective Work ▼**

If published in a periodical or serial give **Volume ▼** **Number ▼** **Issue Date ▼** **On Pages ▼**

2

NAME OF AUTHOR ▼

a Martians Incorporated

DATES OF BIRTH AND DEATH
Year Born ▼ Year Died ▼
2000 California Corporation

Was this contribution to the work a "work made for hire"? ☒ Yes

Author's Nationality or Domicile
Name of Country
OR { Citizen of ______ / Domiciled in ______

Was This Author's Contribution to the Work
Anonymous? ☐ Yes ☐ No
Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions

NOTE

Under the law the "author" of a "work made for hire" is generally the employer not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided give the employer (or other person for whom the work was prepared) as "Author" of that part and leave the space for dates of birth and death blank

Nature of Authorship Check appropriate box(es) **See instructions**

☐ 3 Dimensional sculpture ☐ Map ☐ Technical drawing
☒ 2 Dimensional artwork ☐ Photograph ☐ Text
☒ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

Computer colorized version of line art

Name of Author ▼

b

Dates of Birth and Death
Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"?
☐ Yes
☐ No

Author's Nationality or Domicile
Name of Country
OR { Citizen of ______ / Domiciled in ______

Was This Author's Contribution to the Work
Anonymous? ☐ Yes ☐ No
Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions.

Nature of Authorship Check appropriate box(es) **See instructions**

☐ 3 Dimensional sculpture ☐ Map ☐ Technical drawing
☐ 2 Dimensional artwork ☐ Photograph ☐ Text
☐ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

3

a **Year in Which Creation of This Work Was Completed**
2004 Year
This information must be given in all cases.

b **Date and Nation of First Publication of This Particular Work**
Complete this information ONLY if this work has been published
Month ____ Day ____ Year ____
Nation

4

COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2 ▼

Martians Incorporated c/o D Scheuer
2865 Mendoza Dr #C
Costa Mesa Ca 92626

See instructions before completing this space.

Transfer If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright ▼

DO NOT WRITE HERE OFFICE USE ONLY

APPLICATION RECEIVED JUL 09 2004 SEP 27 2004
ONE DEPOSIT RECEIVED JUL 09 2004
TWO DEPOSITS RECEIVED
FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.



Register of Copyrights, United States of America

Form VA
For a Work of the Visual Arts

VAu 638 – 356

EFFECTIVE DATE OF REGISTRATION

Jul 9 2004
Month Day Year

DO NOT WRITE ABOVE THIS LINE IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET

1

Title of This Work ▼
Xzenzx (of Zarbie and the Martians)

NATURE OF THIS WORK ▼ See instructions

Previous or Alternative Titles ▼

Publication as a Contribution If this work was published as a contribution to a periodical serial, or collection give information about the collective work in which the contribution appeared Title of Collective Work ▼

If published in a periodical or serial give: Volume ▼ Number ▼ Issue Date ▼ On Pages ▼

2

NAME OF AUTHOR ▼
a Martians Incorporated

DATES OF BIRTH AND DEATH
Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☒ Yes

Author's Nationality or Domicile
Name of Country
OR { Citizen of / Domiciled in

Was This Author's Contribution to the Work
Anonymous? ☐ Yes ☐ No
Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions.

NOTE
Under the law the author of a "work made for hire" is generally the employer not the employee (see instructions). For any part of this work that was made for hire check Yes in the space provided give the employer (or other person for whom the work was prepared) as Author of that part and leave the space for dates of birth and death blank

Nature of Authorship Check appropriate box(es) See instructions
☐ 3 Dimensional sculpture ☐ Map ☐ Technical drawing
☒ 2 Dimensional artwork ☐ Photograph ☐ Text
☒ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

Computer colorized version of line art

Name of Author ▼
b

Dates of Birth and Death
Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

Author's Nationality or Domicile
Name of Country
OR { Citizen of / Domiciled in

Was This Author's Contribution to the Work
Anonymous? ☐ Yes ☐ No
Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions.

Nature of Authorship Check appropriate box(es) See instructions
☐ 3 Dimensional sculpture ☐ Map ☐ Technical drawing
☐ 2 Dimensional artwork ☐ Photograph ☐ Text
☐ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

3

a **Year in Which Creation of This Work Was Completed** 2004
This information must be given Year in all cases.

b **Date and Nation of First Publication of This Particular Work**
Complete this information ONLY if this work has been published
Month Day Year Nation

4

COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼

Martians Incorporated c/o D Scheuer
2865 Mendoza Dr #C
Costa Mesa Ca 92626

See instructions before completing this space.

Transfer If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

DO NOT WRITE HERE OFFICE USE ONLY

APPLICATION RECEIVED JUL 09 2004 SEP 27 2004
ONE DEPOSIT RECEIVED JUL 09 2004
TWO DEPOSITS RECEIVED
FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America


Form VA
For a Work of the Visual Arts
UNITED STATES COPYRIGHT OFFICE
REG
VAu 638-355

EFFECTIVE DATE OF REGISTRATION

Jul 9 2004
Month Day Year

DO NOT WRITE ABOVE THIS LINE IF YOU NEED MORE SPACE USE A SEPARATE CONTINUATION SHEET

1

Title of This Work ▼ Dingodangodongopingozangaloo (of Zarbie and the Martians)

NATURE OF THIS WORK ▼ See instructions

Previous or Alternative Titles ▼

Publication as a Contribution If this work was published as a contribution to a periodical serial or collection give information about the collective work in which the contribution appeared **Title of Collective Work ▼**

If published in a periodical or serial give Volume ▼ Number ▼ Issue Date ▼ On Pages ▼

2

NAME OF AUTHOR ▼

a Martians Incorporated

DATES OF BIRTH AND DEATH Year Born ▼ Year Died ▼

California Corporation 2003

Was this contribution to the work a "work made for hire"? ☒ Yes

Author's Nationality or Domicile
Name of Country
OR { Citizen of ______ / Domiciled in ______

Was This Author's Contribution to the Work
Anonymous? ☐ Yes ☐ No
Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions.

NOTE

Under the law the author of a "work made for hire" is generally the employer not the employee (see instructions). For any part of this work that was made for hire check Yes in the space provided give the employer (or other person for whom the work was prepared) as Author of that part and leave the space for dates of birth and death blank

Nature of Authorship Check appropriate box(es). See instructions

- ☐ 3 Dimensional sculpture
- ☒ 2 Dimensional artwork
- ☒ Reproduction of work of art
- ☐ Map
- ☐ Photograph
- ☐ Jewelry design
- ☐ Technical drawing
- ☐ Text
- ☐ Architectural work

Computer colorized version of line art

b **Name of Author ▼**

Dates of Birth and Death Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

Author's Nationality or Domicile
Name of Country
OR { Citizen of ______ / Domiciled in ______

Was This Author's Contribution to the Work
Anonymous? ☐ Yes ☐ No
Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions.

Nature of Authorship Check appropriate box(es) See instructions

- ☐ 3 Dimensional sculpture
- ☐ 2 Dimensional artwork
- ☐ Reproduction of work of art
- ☐ Map
- ☐ Photograph
- ☐ Jewelry design
- ☐ Technical drawing
- ☐ Text
- ☐ Architectural work

3

a **Year in Which Creation of This Work Was Completed** 2004 Year. This information must be given in all cases.

b **Date and Nation of First Publication of This Particular Work** Complete this information ONLY if this work has been published. Month ___ Day ___ Year ___ Nation

4

COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼

Martians Incorporated c/o D Scheuer
2865 Mendoza Dr #C
Costa Mesa Ca 92626

See instructions before completing this space.

Transfer If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright ▼

DO NOT WRITE HERE OFFICE USE ONLY

APPLICATION RECEIVED JUL 09 2004 SEP 27 2004

ONE DEPOSIT RECEIVED JUL 09 2004

TWO DEPOSITS RECEIVED

FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America


Form VA
For a Work of the Visual Arts
UNITED STATES COPYRIGHT OFFICE

VAu 638 – 353

EFFECTIVE DATE OF REGISTRATION

Jul 9 2004
Month Day Year

DO NOT WRITE ABOVE THIS LINE IF YOU NEED MORE SPACE USE A SEPARATE CONTINUATION SHEET

1

Title of This Work ▼ Deonz Zeonz (of Zarbie and the Martians)

NATURE OF THIS WORK ▼ See instructions

Previous or Alternative Titles ▼

Publication as a Contribution If this work was published as a contribution to a periodical serial, or collection give information about the collective work in which the contribution appeared **Title of Collective Work ▼**

If published in a periodical or serial give: **Volume ▼** **Number ▼** **Issue Date ▼** **On Pages ▼**

2

NAME OF AUTHOR ▼

a Martians Incorporated

DATES OF BIRTH AND DEATH Year Born ▼ Year Died ▼
2003 Calif Corp

Was this contribution to the work a "work made for hire"? ☑ Yes ☐ No

Author's Nationality or Domicile Name of Country OR Citizen of ___ Domiciled in ___

Was This Author's Contribution to the Work Anonymous? ☐ Yes ☐ No Pseudonymous? ☐ Yes ☐ No If the answer to either of these questions is "Yes," see detailed instructions.

Nature of Authorship Check appropriate box(es) **See instructions**

☐ 3 Dimensional sculpture ☐ Map ☐ Technical drawing
☑ 2 Dimensional artwork ☐ Photograph ☐ Text
☑ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

Computer colorized version of line art

NOTE

Under the law the "author" of a "work made for hire" is generally the employer not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part and leave the space for dates of birth and death blank

Name of Author ▼

b

Dates of Birth and Death Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

Author's Nationality or Domicile Name of Country OR Citizen of ___ Domiciled in ___

Was This Author's Contribution to the Work Anonymous? ☐ Yes ☐ No Pseudonymous? ☐ Yes ☐ No If the answer to either of these questions is "Yes," see detailed instructions.

Nature of Authorship Check appropriate box(es) **See instructions**

☐ 3 Dimensional sculpture ☐ Map ☐ Technical drawing
☐ 2 Dimensional artwork ☐ Photograph ☐ Text
☐ Reproduction of work of art ☐ Jewelry design ☐ Architectural work

3

a **Year in Which Creation of This Work Was Completed** 2004 This information must be given ◄ Year in all cases.

b **Date and Nation of First Publication of This Particular Work** Complete this information ONLY if this work has been published Month ___ Day ___ Year ___ Nation

4

COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2 ▼

Martians Incorporated c/o D Scheuer
2865 Mendoza Dr #C
Costa Mesa Ca 92626

See instructions before completing this space.

Transfer If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright ▼

DO NOT WRITE HERE OFFICE USE ONLY

APPLICATION RECEIVED JUL 09 2004 SEP 27 2004

ONE DEPOSIT RECEIVED JUL 09 2004

TWO DEPOSITS RECEIVED

FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

Form SR
For a Sound Recording
UNITED STATES COPYRIGHT OFFICE

REGISTRATION NUMBER

SR 354-944

SR SRU

EFFECTIVE DATE OF REGISTRATION

7 9 04
Month Day Year

DO NOT WRITE ABOVE THIS LINE. IF YOU NEED MORE SPACE, USE A SEPARATE CONTINUATION SHEET.

1 TITLE OF THIS WORK ▼

Zarbie and the Martians

PREVIOUS, ALTERNATIVE, OR CONTENTS TITLES (CIRCLE ONE) ▼

2 **a** NAME OF AUTHOR ▼ Martians Incorporated

DATES OF BIRTH AND DEATH Year Born ▼ 2003 Incorporated Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR { Citizen of ▶ USA / Domiciled in ▶

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☐ No Pseudonymous? ☐ Yes ☐ No If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

Sound Recording including 9 musical pieces and a prelude

NOTE

Under the law, the "author" of a "work made for hire" is generally the employer, not the employee (see instructions). For any part of this work that was "made for hire," check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

b NAME OF AUTHOR ▼

DATES OF BIRTH AND DEATH Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR { Citizen of ▶ / Domiciled in ▶

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☐ No Pseudonymous? ☐ Yes ☐ No If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

c NAME OF AUTHOR ▼

DATES OF BIRTH AND DEATH Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR { Citizen of ▶ / Domiciled in ▶

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☐ No Pseudonymous? ☐ Yes ☐ No If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

3 **a** YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED 2004 ◀ Year — This information must be given in all cases.

b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK — Complete this information ONLY if this work has been published. Month ▶ July Day ▶ 17 Year ▶ 2004 ◀ Nation

4 COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼

a Martians Incorporated
c/o D. Schewer
2865 Mendoza, Costa Mesa, Ca 92626

See instructions before completing this space.

TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

b

DO NOT WRITE HERE — OFFICE USE ONLY

APPLICATION RECEIVED JUL 09 2004

ONE DEPOSIT RECEIVED

TWO DEPOSITS RECEIVED JUL 09 2004

FUNDS RECEIVED

MORE ON BACK ▶ • Complete all applicable spaces (numbers 5-8) on the reverse side of this page. • See detailed instructions. • Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

Form PA
For a Work of Performing Arts
UNITED STATES COPYRIGHT OFFICE

REG

PA 1-232-099

EFFECTIVE DATE OF REGISTRATION

7 9 04
Month Day Year

RATE CONTINUATION SHEET

1

TITLE OF THIS WORK ▼

Funk from Mars

PREVIOUS OR ALTERNATIVE TITLES ▼

NATURE OF THIS WORK ▼ See instructions

song- music / Lyrics

2

a NAME OF AUTHOR ▼ Dan Scheuer

DATES OF BIRTH AND DEATH — Year Born ▼ 1952 — Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☒ No

AUTHOR'S NATIONALITY OR DOMICILE — Name of Country — OR { Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK — Anonymous? ☐ Yes ☒ No — Pseudonymous? ☐ Yes ☒ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ Lyrics

b NAME OF AUTHOR ▼ Randell Young

DATES OF BIRTH AND DEATH — Year Born ▼ 1955 — Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☒ No

AUTHOR'S NATIONALITY OR DOMICILE — Name of Country — OR { Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK — Anonymous? ☐ Yes ☒ No — Pseudonymous? ☐ Yes ☒ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ Music

c NAME OF AUTHOR ▼

DATES OF BIRTH AND DEATH — Year Born ▼ — Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

AUTHOR'S NATIONALITY OR DOMICILE — Name of Country — OR { Citizen of / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK — Anonymous? ☐ Yes ☐ No — Pseudonymous? ☐ Yes ☐ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

NOTE

Under the law the "author" of a "work made for hire" is generally the employer, not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

3

a YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED — 2004 Year — This information must be given in all cases.

b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK — Complete this information ONLY if this work has been published. — Month January Day 1 Year 2004 — Nation

4

COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼

Dan Shecuer & Randal Young
2865 Mendoza Dr #C
Costa Mesa, CA 92626

See instructions before completing this space.

TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

DO NOT WRITE HERE — OFFICE USE ONLY

APPLICATION RECEIVED JUL 09 2004

ONE DEPOSIT RECEIVED

TWO DEPOSITS RECEIVED JUL 09 2004

FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE 1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

Form PA
For a Work of Performing Arts
UNITED STATES COPYRIGHT OFFICE

REG PA 1-232-104

EFFECTIVE DATE OF REGISTRATION
7 9 04
Month Day Year

RATE CONTINUATION SHEET

1 TITLE OF THIS WORK ▼
I've Taken That Trip

PREVIOUS OR ALTERNATIVE TITLES ▼

NATURE OF THIS WORK ▼ See instructions
Song- music / Lyrics

2 a NAME OF AUTHOR ▼ Dan Scheuer
DATES OF BIRTH AND DEATH Year Born ▼ 1952 Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☑ No
AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR Citizen of USA / Domiciled in
WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☑ No Pseudonymous? ☐ Yes ☑ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ Lyrics

b NAME OF AUTHOR ▼ Randell Young
DATES OF BIRTH AND DEATH Year Born ▼ 1955 Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☑ No
AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR Citizen of USA / Domiciled in
WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☑ No Pseudonymous? ☐ Yes ☑ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ Music

c NAME OF AUTHOR ▼
DATES OF BIRTH AND DEATH Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No
AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR Citizen of USA / Domiciled in
WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☐ No Pseudonymous? ☐ Yes ☐ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

NOTE
Under the law, the "author" of a "work made for hire" is generally the employer, not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

3 a YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED 2004 Year — This information must be given in all cases.
b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK — Complete this information ONLY if this work has been published. Month [illegible] Day 9 Year 2004 Nation

4 COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼
Dan Scheuer & Randell Young
2865 Mendoza Dr #C
Costa Mesa, CA 92626

See instructions before completing this space.

TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

DO NOT WRITE HERE OFFICE USE ONLY
APPLICATION RECEIVED JUL 09 2004
ONE DEPOSIT RECEIVED
TWO DEPOSITS RECEIVED JUL 09 2004
FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE 1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

Form PA
For a Work of Performing Arts
UNITED STATES COPYRIGHT OFFICE

REG PA 1-232-098

EFFECTIVE DATE OF REGISTRATION
7 9 04
Month Day Year

RATE CONTINUATION SHEET

1

TITLE OF THIS WORK ▼
That's Why

PREVIOUS OR ALTERNATIVE TITLES ▼

NATURE OF THIS WORK ▼ See instructions
music & lyrics

2

a NAME OF AUTHOR ▼ Dan Scheuer
DATES OF BIRTH AND DEATH Year Born ▼ 1952 Year Died ▼
Was this contribution to the work a "work made for hire"? ☐ Yes ☒ No
AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR { Citizen of USA / Domiciled in
WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☒ No Pseudonymous? ☐ Yes ☒ No
If the answer to either of these questions is "Yes," see detailed instructions.
NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼
lyrics

b NAME OF AUTHOR ▼ Randell Young
DATES OF BIRTH AND DEATH Year Born ▼ 1955 Year Died ▼
Was this contribution to the work a "work made for hire"? ☐ Yes ☒ No
AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR { Citizen of USA / Domiciled in
WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☒ No Pseudonymous? ☐ Yes ☒ No
If the answer to either of these questions is "Yes," see detailed instructions.
NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼
music, lyrics

c NAME OF AUTHOR ▼
DATES OF BIRTH AND DEATH Year Born ▼ Year Died ▼
Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No
AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR { Citizen of USA / Domiciled in
WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☐ No Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions.
NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

NOTE
Under the law the "author" of a "work made for hire" is generally the employer not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

3

a YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED 2004 Year — This information must be given in all cases.

b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK — Complete this information ONLY if this work has been published. Month January Day 7 Year 2004 — United States Nation

4

COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼
Dan Scheuer & Randell Young
2865 Mendoza Dr #C
Costa Mesa, CA 92626

See instructions before completing this space.

TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼



DO NOT WRITE HERE OFFICE USE ONLY
APPLICATION RECEIVED
JUL 0 9 2004
ONE DEPOSIT RECEIVED
TWO DEPOSITS RECEIVED
JUL 0 9 2004
FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

Form PA
For a Work of Performing Arts
UNITED STATES COPYRIGHT OFFICE

REGIS PA 1-232-105

EFFECTIVE DATE OF REGISTRATION

7 9 04
Month Day Year

RATE CONTINUATION SHEET

1 TITLE OF THIS WORK ▼

Dingo Dango

PREVIOUS OR ALTERNATIVE TITLES ▼

NATURE OF THIS WORK ▼ See instructions

Song - music & lyrics

2

a NAME OF AUTHOR ▼ Dan Scheuer

DATES OF BIRTH AND DEATH — Year Born ▼ 1952 — Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☑ No

AUTHOR'S NATIONALITY OR DOMICILE — Name of Country — OR Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK — Anonymous? ☐ Yes ☑ No — Pseudonymous? ☐ Yes ☑ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ Lyrics

b NAME OF AUTHOR ▼ Randell Young

DATES OF BIRTH AND DEATH — Year Born ▼ 1955 — Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☑ No

AUTHOR'S NATIONALITY OR DOMICILE — Name of Country — OR Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK — Anonymous? ☐ Yes ☑ No — Pseudonymous? ☐ Yes ☑ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ Music

c NAME OF AUTHOR ▼

DATES OF BIRTH AND DEATH — Year Born ▼ — Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

AUTHOR'S NATIONALITY OR DOMICILE — Name of Country — OR Citizen of / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK — Anonymous? ☐ Yes ☐ No — Pseudonymous? ☐ Yes ☐ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

NOTE

Under the law the "author" of a "work made for hire" is generally the employer, not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

3

a YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED 2004 Year — This information must be given in all cases.

b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK — Complete this information ONLY if this work has been published. Month July Day 13 Year 2004 — USA Nation

4 COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼

Dan Scheuer & Randell Young
2865 Mendoza dr #C
Costa Mesa, CA 92626

See instructions before completing this space.

TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

DO NOT WRITE HERE — OFFICE USE ONLY

APPLICATION RECEIVED JUL 09 2004

ONE DEPOSIT RECEIVED

TWO DEPOSITS RECEIVED JUL 09 2004

FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

Form PA
For a Work of Performing Arts
UNITED STATES COPYRIGHT OFFICE

REGISTRATION NUMBER

PA 1-232-100

EFFECTIVE DATE OF REGISTRATION

7 9 04
Month Day Year

SEPARATE CONTINUATION SHEET

1 TITLE OF THIS WORK ▼

Hey, Hey, We're The Martians

PREVIOUS OR ALTERNATIVE TITLES ▼

NATURE OF THIS WORK ▼ See instructions

song music & lyrics

2

a NAME OF AUTHOR ▼ Dan Scheuer

DATES OF BIRTH AND DEATH — Year Born ▼ 1952 Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☒ No

AUTHOR'S NATIONALITY OR DOMICILE — Name of Country — OR Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK — Anonymous? ☐ Yes ☒ No — Pseudonymous? ☐ Yes ☒ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ lyrics

b NAME OF AUTHOR ▼ Randell Young

DATES OF BIRTH AND DEATH — Year Born ▼ 1955 Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☒ No

AUTHOR'S NATIONALITY OR DOMICILE — Name of Country — OR Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK — Anonymous? ☐ Yes ☒ No — Pseudonymous? ☐ Yes ☒ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ music & lyrics

c NAME OF AUTHOR ▼

DATES OF BIRTH AND DEATH — Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

AUTHOR'S NATIONALITY OR DOMICILE — Name of Country — OR Citizen of / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK — Anonymous? ☐ Yes ☐ No — Pseudonymous? ☐ Yes ☐ No — If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

NOTE

Under the law, the "author" of a "work made for hire" is generally the employer, not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

3

a YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED: 2004 Year — This information must be given in all cases.

b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK — Complete this information ONLY if this work has been published. Month [illegible] July Day [illegible] 7th Year 2004 Nation [illegible]

4 COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼

Dan Scheuer & Randell Young
2865 Mendoza Dr #C
Costa Mesa, CA 92626

See instructions before completing this space.

TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

DO NOT WRITE HERE — OFFICE USE ONLY

APPLICATION RECEIVED JUL 09 2004

ONE DEPOSIT RECEIVED

TWO DEPOSITS RECEIVED JUL 09 2004

FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

Form PA
For a Work of Performing Arts
UNITED STATES COPYRIGHT OFFICE

REG

PA 1-232-101

EFFECTIVE DATE OF REGISTRATION

7 9 04

Month Day Year

RATE CONTINUATION SHEET

1

TITLE OF THIS WORK ▼

Blast Off

PREVIOUS OR ALTERNATIVE TITLES ▼

NATURE OF THIS WORK ▼ See instructions

Song music/Lyrics

2

a NAME OF AUTHOR ▼ Dan Sheuer

DATES OF BIRTH AND DEATH Year Born ▼ 1952 Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☑ No

AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR { Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☑ No Pseudonymous? ☐ Yes ☑ No If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ Lyrics

b NAME OF AUTHOR ▼ Randell Young

DATES OF BIRTH AND DEATH Year Born ▼ 1955 Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☑ No

AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR { Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☑ No Pseudonymous? ☐ Yes ☑ No If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼ Music & Lyrics

c NAME OF AUTHOR ▼

DATES OF BIRTH AND DEATH Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

AUTHOR'S NATIONALITY OR DOMICILE Name of Country OR { Citizen of / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK Anonymous? ☐ Yes ☐ No Pseudonymous? ☐ Yes ☐ No If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

NOTE

Under the law the "author" of a "work made for hire" is generally the employer not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

3

a YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED 2004 Year. This information must be given in all cases.

b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK Complete this information ONLY if this work has been published. Month January Day 1 Year 2004 Nation

4

COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼

Dan Scheuer & Randell Young
2865 Mendoza Dr #C
Costa Mesa, CA 92626

See instructions before completing this space.

TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

DO NOT WRITE HERE OFFICE USE ONLY

APPLICATION RECEIVED JUL 09 2004

ONE DEPOSIT RECEIVED

TWO DEPOSITS RECEIVED JUL 09 2004

FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Form PA
For a Work of Performing Arts
UNITED STATES COPYRIGHT OFFICE

REG PA 1-232-102

Certificate of Registration


SEAL OF THE UNITED STATES COPYRIGHT OFFICE
1870

This Certificate issued under the seal of the Copyright Office in accordance with title 17, United States Code, attests that registration has been made for the work identified below. The information on this certificate has been made a part of the Copyright Office records.

Marybeth Peters

Register of Copyrights, United States of America

EFFECTIVE DATE OF REGISTRATION
7 9 04
Month Day Year

SEPARATE CONTINUATION SHEET

1 TITLE OF THIS WORK ▼
Time Out

PREVIOUS OR ALTERNATIVE TITLES ▼

NATURE OF THIS WORK ▼ See instructions
Song- words & lyrics & music

2

a NAME OF AUTHOR ▼ Dan Scheuer

DATES OF BIRTH AND DEATH Year Born ▼ 1952 Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☑ No

AUTHOR'S NATIONALITY OR DOMICILE Name of Country
OR { Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
Anonymous? ☐ Yes ☑ No
Pseudonymous? ☐ Yes ☑ No
If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼
Lyrics

b NAME OF AUTHOR ▼ Randell Young

DATES OF BIRTH AND DEATH Year Born ▼ 1955 Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☑ No

AUTHOR'S NATIONALITY OR DOMICILE Name of Country
OR { Citizen of USA / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
Anonymous? ☐ Yes ☑ No
Pseudonymous? ☐ Yes ☑ No
If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼
music & lyrics

c NAME OF AUTHOR ▼ n/a

DATES OF BIRTH AND DEATH Year Born ▼ Year Died ▼

Was this contribution to the work a "work made for hire"? ☐ Yes ☐ No

AUTHOR'S NATIONALITY OR DOMICILE Name of Country
OR { Citizen of / Domiciled in

WAS THIS AUTHOR'S CONTRIBUTION TO THE WORK
Anonymous? ☐ Yes ☐ No
Pseudonymous? ☐ Yes ☐ No
If the answer to either of these questions is "Yes," see detailed instructions.

NATURE OF AUTHORSHIP Briefly describe nature of material created by this author in which copyright is claimed. ▼

NOTE
Under the law, the "author" of a "work made for hire" is generally the employer, not the employee (see instructions). For any part of this work that was "made for hire" check "Yes" in the space provided, give the employer (or other person for whom the work was prepared) as "Author" of that part, and leave the space for dates of birth and death blank.

3

a YEAR IN WHICH CREATION OF THIS WORK WAS COMPLETED 2004 Year — This information must be given in all cases.

b DATE AND NATION OF FIRST PUBLICATION OF THIS PARTICULAR WORK — Complete this information ONLY if this work has been published.
Month July Day 7 Year 2004
USA Nation

4 COPYRIGHT CLAIMANT(S) Name and address must be given even if the claimant is the same as the author given in space 2. ▼
Dan Scheuer & Randell Young
2865 Mendoza Dr #L
Costa Mesa, CA 92626

See instructions before completing this space.

TRANSFER If the claimant(s) named here in space 4 is (are) different from the author(s) named in space 2, give a brief statement of how the claimant(s) obtained ownership of the copyright. ▼

DO NOT WRITE HERE — OFFICE USE ONLY
APPLICATION RECEIVED JUL 09 2004
ONE DEPOSIT RECEIVED
TWO DEPOSITS RECEIVED JUL 09 2004
FUNDS RECEIVED

MORE ON BACK ▶ Complete all applicable spaces (numbers 5-9) on the reverse side of this page. See detailed instructions. Sign the form at line 8.

DO NOT WRITE HERE

Under no circumstances shall this announcement constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The shares will be sold only by means of the Offering Circular.

AVAILABLE TO RESIDENTS OF CALIFORNIA ONLY

OFFERING OF UNITS OF SERIES A PREFERRED SHARES AND CLASS A NON-REDEEMABLE WARRANTS



©

Name of issuer:

MARTIANS™
INCORPORATED

For more complete information about Martians Incorporated and its Proposed Offering of Units of Series A Preferred Shares and Class A Non-Redeemable Warrants, an Offering Circular, call Mr. DJ. Scheuer, Pres. & CEO, at 866-996-6632. Or write to: Headquarters, Martians Incorporated, 1000 Quail Steet, #250, Newport Beach, Ca 92660

This offer is made to qualified purchasers only, or other persons the issuer believes, after reasonable inquiry, to be qualified purchasers. Qualified purchasers accredited investors as defined by Rule 501(a) adopted by the Securities and Exchange Commission under The Securities Act of 1933 [17 CFR Sec. 230501(a)].

Any indication of interest made involves no obligation or commitment of any kind and no sales of securities will be made until five business days after delivery of a Final Offering Circular and subscription information to the prospective purchaser.

Exhibit K
Sample License Agreement

License Agreement

LICENSOR: Martians Incorporated
1000 Quail St. Suite #250
Newport Beach, CA 92660

LICENSEE:

Martians Incorporated (LICENSOR) and LICENSEE agree as follows:

1 Definitions

1.1 **"Licensed Rights"** means any of LICENSOR'S following intellectual property rights: trademarks and service marks listed and referenced on the attached **Exhibit A ("Marks"),** copyrights related thereto, and rights in publicity in the names, characters, symbols, designs, likeness and visual representations thereof.

1.2 **"Licensed Article"** or **"Licensed Articles"** means any of the articles of merchandise listed on the attached Exhibit B. LICENSOR, in its sole discretion, shall render any decision and/or answer any question regarding the definition of Licensed Article.

1.3 **"Net Sales Price"** means the total gross price at which the Licensed Articles are sold by LICENSEE, less the following items of expense to the extent to which they are actually paid or allowed and included in gross prices in accordance with generally accepted accounting principles: (1) trade, or quantity discounts (but not cash discounts); (2) credits for returned or rejected articles (provided that amounts equal to the credits have previously been included in gross sales); and (3) sales taxes, use taxes or turnover taxes on sales invoices. If LICENSEE makes any sales of Licensed Articles to a subsidiary, associated or affiliated company, or through any agency, then the price subject to royalty shall be that charged to the consumer or customer by LICENSEE'S subsidiary, associated or affiliated company or agency, or that charged by LICENSEE, whichever is higher.

1.4 **"Licensed Territory"** or **"Territory"** means the area ser forth on the attached Exhibit B.

2 Grant of License

2.1 LICENSOR hereby grants LICENSEE the following:

(a) The exclusive, personal and nontransferable license to use the Licensed Rights upon and in connection with Licensed Articles manufactured by or at the direction of LICENSEE and distributed by LICENSEE for ultimate sale at retail only within the Territory; and

(b) The license granted to LICENSEE herein specifically excludes any right to export out of the Territory, either directly or through third parties or distributors. For the Rights granted, LICENSEE specifically agrees not to use the Licensed Rights or give consent to the use of any of them in any manner or on any merchandise or item, except as set forth in this agreement.

2.2 Except to the extent LICENSEE has been granted an exclusive license(s) hereunder, LICENSOR expressly reserves the right to retain for itself and/or to grant to any other party(s) license(s) of any scope, in any geographical area, for any use and for any article.

2.3 LICENSEE shall not use any trademark or service mark of LICENSOR, any translation thereof or any mark similar thereto, as part of its corporate name or any trade name.

2.4 LICENSEE shall use its best efforts to exploit the rights granted in all parts of the Territory; LICENSEE shall use its best efforts and skills to design, manufacture, or cause to be manufactured at its direction, advertise, sell and ship the Licensed Articles and shall continuously and diligently produce an adequate inventory of Licensed Articles and maintain facilities and trained personnel sufficient to accomplish the foregoing.

2.5 During the term of this Agreement, LICENSEE shall not negotiate with respect to, enter into agreements relating to, or participate in business transactions that are inconsistent with the purpose of this Agreement or transactions that would tend to diminish LICENSEE'S ability to meet its obligations hereunder. LICENSEE shall consistently distinguish the Licensed Articles from other products manufactured or sold by LICENSEE and shall avoid any confusing similarity between the other products and the Licensed Articles.

2.6 Any styles or designs developed expressly for LICENSEE, using or encompassing LICENSOR'S graphics or Marks, will not be used by LICENSEE with any other licensing program and shall be the exclusive property of LICENSOR.

3 Royalties

3.1 LICENSEE shall pay Licensing Agent, on behalf of LICENSOR, a nonrefundable advance license fee to be applied against royalties as hereinafter provided and a royalty payable in U.S. Dollars based upon the Net Sales Price of all Licensed Articles sold by LICENSEE. Prices of all Licensed Articles sold by LICENSEE shall be as set forth on the attached **Exhibit B.**

3.2 LICENSEE shall pay to Licensing Agent, on behalf of LICENSOR, the Minimum Guaranteed Royalties as set forth on the attached **Exhibit B**. All the royalties shall be paid in U.S. Dollars.

3.3 Should there be withholding or other taxes due to any government or subdivision in regard to royalty payments by LICENSEE to Licensing Agent, for LICENSOR'S benefit, LICENSEE shall provide to Licensing Agent, at the time of the payments, the original copies of the official statements that substantiate the payments due.

4 Reports and Records

4.1 On or before the thirtieth (30th) day following the end of each calendar quarter, LICENSEE shall furnish to LICENSOR, in duplicate, a full and accurate report, certified by the Chief Financial Officer of LICENSEE, showing the number, description, total Net Sales Prices, and total net sales of the Licensed Articles sold or otherwise disposed of by LICENSEE during the preceding calendar quarter. LICENSEE, as an expedient for providing the periodic report, shall complete the Licensed Article Report Forms, attached hereto as Exhibit C, or a substantially similar form acceptable to LICENSOR. The Licensed Article Report Forms shall be rendered at the times specified regardless of whether LICENSEE has sold or otherwise disposed of any Licensed Article during the preceding calendar quarter. All reports provided for in this Agreement are to be mailed to the following:

Martians Incorporated
1000 Quail St. #250
Newport Beach, CA 92660

4.2 LICENSEE, at the time of sending each quarterly report under Subsection 4.1, shall remit in full all royalties payable to LICENSOR. Any delinquent amounts shall bear interest-compounded daily at the Prime Rate as announced from time to time by Chase Manhattan Bank, N.A., from the due date thereof until paid. Payments by check shall be sent to the following:

4.3 For a period of two (2) years following the close of each Contract Year, LICENSEE shall maintain accurate and pertinent information with respect to Licensed Articles sold by LICENSEE. During this period LICENSOR, through its duly authorized representatives (including certified public accountants), shall have the right, upon request, to audit LICENSEE'S records at reasonable times for the purpose of determining the correctness of the reports and royalty payments referred to above; provided that the audits may be made not more frequently than two (2) times in each consecutive twelve (12) month period during the term hereof.

4.4 If the audit reveals a deficiency of royalty due in the report, LICENSEE shall, within ten (10) days of receipt of notice to cure the deficiency, make payment to LICENSOR of the deficiency plus interest compounded daily at the Prime Rate as announced from time to time by Chase Manhattan Bank, N.A. plus two percent (2%) for the period of the deficiency. In addition, if the audit reveals a deficiency of more than five percent (5%) of the royalty due in the report, LICENSEE shall reimburse LICENSOR for the cost of the services rendered by its representatives or accountants and for any other costs incident thereto (including attorney's fees and costs of collection).

4.5 For the purposes of this Section 4, Licensed Articles shall be considered sold; (1) if sold on an open account, when delivered to the purchaser or to a common carrier for delivery to the purchaser; or (2) when paid for, if paid in advance of delivery; or (3) when billed out, whichever first occurs.

5 Terms and Termination

5.1 The term of this Agreement shall be as specified in the attached **Exhibit B.**

5.2 LICENSOR shall have the right, without prejudice to any other rights that it may have, to terminate this Agreement in its entirety or with respect to the particular Licensed Articles involved, if LICENSEE: (1) shall have failed to commence the manufacture or contracted for the manufacture of any Licensed Article in reasonable commercial quantities within ninety (90) days of the date of this Agreement or the other time as agreed upon in writing by the parties; or (2) shall have discontinued manufacturing or distributing any Licensed Article in reasonable commercial quantities for a period longer than thirty (30) business days. LICENSOR shall have the right, with respect to any custom designed Licensed Article, to convert LICENSEE'S exclusive license to a nonexclusive license if the parties fail to agree in writing on the commencement date for manufacture of the Licensed Article in reasonable commercial quantities within ninety (90) days of LICENSOR'S request to manufacture or distribute the Licensed Article.

5.3 LICENSOR shall have the right, without prejudice to any other rights that LICENSOR may have, to terminate this Agreement upon not less than seven (7) days' prior written notice if LICENSEE breaches any of its material obligations under this Agreement.

5.4 If LICENSEE sells or otherwise disposes of substantially all of its business or assets to a third party, or control of LICENSEE is transferred, or present management of LICENSEE is changed or is no longer involved directly in the day-to-day management of LICENSEE'S performance under this Agreement, LICENSEE shall immediately give notice to LICENSOR and LICENSOR shall have the right, without prejudice to any other rights that LICENSOR may have, to terminate this Agreement; provided that LICENSOR shall not unreasonably withhold approval of any successor to the entire business of substantially the entire business of LICENSEE and the successor assumes LICENSEE'S obligations under this Agreement and agrees to be bound by the terms hereof. No such transfer of Licensed Rights to any successor shall relieve LICENSEE of its obligations hereunder. LICENSOR'S termination of this Agreement pursuant to this Section shall be effective immediately upon LICENSOR'S giving notice.

5.5 Upon any termination of this Agreement, the license herein granted shall terminate. However, for a period of six (6) months thereafter, LICENSEE may sell the Licensed Articles that are manufactured and ready for sale; PROVIDED that LICENSEE shall not begin to manufacture or cause to be manufactured any Licensed Articles after receiving or sending notice of termination; that all payments then due are first made to LICENSOR; that the sales be in accordance with the terms of this Agreement; that sales shall not be discounted below LICENSEE'S cost without the prior approval of LICENSOR, which shall not be unreasonably withheld, and that reports and payments with respect to the period be made in accordance with Section 4. A final statement and payment shall be made within fifteen (15) days after the end of the six (6) month period. Upon expiration of the six (6) month period, any remaining inventory of Licensed Articles shall be destroyed and evidence of the destruction reasonably satisfactory to LICENSOR shall be given to LICENSOR.

5.6 Upon termination or expiration of this Agreement, LICENSEE'S obligations set forth in Sections 3, 4, 6, 7, 8 and10 shall remain in full force and effect.

6 Quality of Licensed Articles

6.1 LICENSEE agrees that all Licensed Articles shall be of high safety and structural standards and of the style, appearance, quality and consistency as shall be adequate and suitable for distribution to and use by the ultimate consumer to whom the products are to be marketed and sold. To this end the following applies:

(1) **Approval Samples and Labeling:** At least fifteen (15) days before manufacturing, and again before commencing distribution or sale of any Licensed Article, LICENSEE shall submit to LICENSOR for LICENSOR'S written approval, samples of each Licensed Article, together with any labeling or packaging in which the Licensed Article is to be marketed. LICENSOR'S right of approval shall, without limitation, include the following elements: (a) the initial concept for artwork to be used in connection with the Licensed Articles; (b) the preliminary design of the artwork; and (c) the final

artwork to be used in connection with the Licensed Articles. No Licensed Article shall be distributed or sold pursuant to this Agreement until LICENSEE has obtained LICENSOR'S written approval of the samples submitted. If no written approval is given within fifteen (15) days from the date of submission, the sample shall be considered approved. Approval shall not be unreasonably withheld.

(2) **Random Samples:** From time to time during the term hereof or whenever production is repeated, and/or upon LICENSOR'S request, LICENSEE shall furnish random samples of each Licensed Article to LICENSOR.

(3) **Quantity of Samples/ Shipping Arrangements:** The number of samples to be furnished hereunder shall be fifteen (15). All of the samples shall be provided free of cost to LICENSOR and shall be transmitted to LICENSOR, shipment prepaid, via a carrier of LICENSEE'S choice.

(4) **Inspection:** LICENSEE agrees to allow LICENSOR'S authorized agents at any and all times during regular business hours, upon reasonable prior notice, to enter LICENSEE'S premises where Licensed Articles are being manufactured or warehoused to inspect the manufacturing process and the Licensed Articles; provided the inspections shall not occur more frequently than two (2) times in each consecutive twelve (12) month period during the term hereof.

6.2 All Licensed Articles shall be of substantially the same quality and workmanship as the sample approved in Subsection 6.1 (1), and in the manufacture hereof LICENSEE shall take reasonable steps to ensure that the Licensed Articles will consistently so comply. Under no circumstances shall LICENSEE sell, distribute, give away or otherwise deal in Licensed Articles that bear a distortion of the Marks, or that do not comply with the quality standards herein specified.

6.3 Licensed Articles that fail to meet the standards set forth in this Agreement shall not be distributed or sold at any time by LICENSEE.

7 Advertising Materials and Requirements

7.1 All advertising, display or promotional copy shall be submitted to LICENSOR and Licensing Agent at least fifteen (15) days in advance of production, to allow LICENSOR to approve, comment upon or express its disapproval thereof and for any required changes to be made. LICENSEE shall not use the Marks or any reproduction thereof in any advertising, promotional or display material without LICENSOR'S prior written approval. Any approval granted by LICENSOR hereunder will extend only to LICENSEE'S use of the Marks.

7.2 LICENSEE shall make available to LICENSOR ten (10) kits of LICENSEE'S advertising, sales, and promotional materials when the materials are developed and available. LICENSEE shall keep a reasonable supply of these materials in stock to accommodate LICENSOR'S requests.

7.3 Upon request of LICENSEE, LICENSOR may, in its sole discretion, make available to LICENSEE, film, photostats, artwork, and full color reproductions of its Marks, designs, and other materials for LICENSEE'S use in accordance with this Agreement. LICENSEE shall reimburse LICENSOR for LICENSOR'S out-of-pocket expenses, including, without limitation, reasonable hourly charges for creative personnel, incurred by LICENSOR in the preparation for LICENSEE, when and if required, of new artwork, mechanicals and film. All charges shall be agreed to prior to the time the expenses are incurred, and all sums due LICENSOR under this Subsection will be billed and paid on a "Net 30 Days" basis.

8 Protection of Marks and Copyrights

8.1 LICENSEE acknowledges LICENSOR'S exclusive right, title and interest in and to the Licensed Rights and will not at any time do any act, either directly or indirectly, to contest the validity of or in any way injures or discredit any part thereof. LICENSEE agrees that any and all use by the LICENSEE of the Marks shall inure to the benefit of LICENSOR. LICENSEE agrees to assist LICENSOR in procuring any protection or protecting any of LICENSOR'S rights therein. Toward that end, upon LICENSOR'S request, LICENSEE agrees to provide LICENSOR with whatever documentation or information may be reasonably requested for the purpose of registration of LICENSOR'S Mark or Marks in the categories into which the Licensed Articles fall. Any registration shall be at LICENSOR'S cost.

8.2 LICENSEE agrees that it will mark each Licensed Article in the same manner as the Approved Sample (Subscription 6.1) or in such manner specified by LICENSOR in writing so as to indicate the existence of LICENSOR'S trademarks and/or copyrights. For Licensed Articles sold in the United States that bear the trademark or service mark of LICENSOR, it shall be displayed with the "®" adjacent the Mark for registered Marks or a "™" for unregistered Marks, or a "©" as indicated from time to time by LICENSOR. All Licensed Articles and all advertising, display or promotional copy utilizing or in any way connected with the Marks shall carry a notice that the Marks are the property of the LICENSOR.

8.3 Unless authorized by LICENSOR in writing signed by a corporate officer, LICENSEE shall not do the following:

(a) Use or permit the use on any Licensed Article (or on any carton, container or packaging thereof that is received by the general public, as opposed to retailers) any other mark or identification with any of the Marks; and/or

(b) Include or permit the inclusion of its name or any other person or entity with the name LICENSOR (e.g., "Zarbie and the Martians by LICENSEE") or any of the Marks in any advertising or promotional material featuring any of the Licensed Articles that is disseminated to the general public (as opposed to trade advertising).

In addition to the foregoing, LICENSEE shall not use or permit the use of any of the Marks, on or in connection with Articles that are manufactured or sold by LICENSEE. It is the intention of the parties and of this Subsection that all Licensed Articles be identified to the general public solely by one or more of the LICENSOR'S Marks.

8.4 LICENSEE agrees that the Marks possess special, unique and extraordinary characteristics that make difficult the assessment of the monetary damage that LICENSOR would sustain by unauthorized use and that irreparable injury would be caused to LICENSOR by unauthorized use of the Marks. LICENSEE agrees that injunctive and other equitable relief would be appropriate in the event of a breach of this Agreement by LICENSEE; provided however, that the remedy shall not exclude any other legal remedies otherwise available.

8.5 LICENSEE shall promptly notify LICENSOR in writing of any infringements or imitations by others of the Marks of which it becomes aware. LICENSOR shall determine the appropriate action, if any that shall be taken on account of any such infringements or imitations. LICENSEE shall not institute any suit, give any notices at take any action on account of any such infringements or imitations without the prior written consent of LICENSOR, which shall not be unreasonably withheld. Any such action permitted by LICENSOR shall be conducted by counsel acceptable to LICENSOR and at LICENSEE'S sole cost.

8.5 Any copyrights procured by LICENSEE encompassing or using the Marks or Licensed Rights shall be procured for the benefit of and under the name of LICENSOR and all such copyrighted articles shall contain a proper copyright notice as specified on the attached Exhibit A. LICENSEE shall not procure copyrights on behalf if LICENSOR without LICENSOR'S written consent. Further, any copyright applications require LICENSOR'S written approval prior to filing.

9 Representation and Warranties of LICENSEE

9.1 LICENSEE will warrant that the Licensed Articles shall be merchantable and fit for the purpose for which they are intended.

9.2 LICENSEE represents and warrants that the Licensed Articles will conform at all times to all applicable federal, state and local laws, rules, regulations, ordinances and other enactments and industry standards including, but not limited to, those relating to product safety.

10 Indemnification and Insurance

10.1 LICENSEE shall indemnify and hold LICENSOR, its directors, officers, agents, employees, dealers, LICENSEES, subsidiaries, affiliates and distributors, harmless from any liability, loss, damage or expense (including reasonable attorneys' fees) arising out of any claim or suit involving an allegation of a defect in or other allegation relating to any of the Licensed Articles sold by LICENSEE or the manufacture, labeling, sale, distribution or advertisement of any Licensed Article by LICENSEE in violation of any national, provincial, state, local or other law or regulation. LICENSOR shall, to the extent it becomes aware, give LICENSEE notice of any claim or suit. LICENSOR shall determine the appropriate action, if any, that shall be taken on the claim or suit. LICENSEE shall not institute any suit, give any notices, defend any suit or claim, or take any action on account of any such claim or suit without the prior written consent of LICENSOR, which shall not be unreasonably withheld. Any such action permitted by LICENSOR shall be conducted by counsel acceptable to LICENSOR and at LICENSEE'S sole cost.

10.2 LICENSEE shall secure and maintain in force, throughout the term of this Agreement and for a period of three (3) years thereafter, at its own expense, an insurance policy covering comprehensive general liability, including products liability. The policy shall be with an insurance carrier having an "excellent" rating by Best or an equivalent rating service and shall maintain coverage limits of at least One Million Dollars (1,000,000.00) per occurrence and Ten Million Dollars (10,000,000.00) aggregate. As proof of the insurance, a fully paid certificate of insurance naming LICENSOR as an additional insured party shall be submitted by LICENSEE for LICENOR'S approval before any Licensed Article is manufactured or distributed hereunder. In any insurance policy, LICENSOR shall receive at least thirty (30) days prior written notice of intent to cancel, alter or amend the policy.

11 Disclaimers

11.1 Nothing in this Agreement shall be construed as:

(1) A warranty or representation that anything made, used, sold or otherwise disposed of under any license granted in this Agreement is or will be free from the rightful claim of any third party by way of infringement or the like; however, the foregoing disclaimer, subject to the terms of this Agreement, shall in no way affect the Licensed Rights or LICENSEE'S rights to use the Rights in connection with the Licensed Articles; or

(2) A requirement that LICENSOR shall file or prosecute any trademark application, secure any copyright or maintain any trademark or copyright registration in force or notify LICENSEE of any action or failure to act with respect to any application or renewal; or

(3) An obligation to bring or prosecute action or suits against third parties for infringement or the like; or

(4) Granting by implication, estoppels, or otherwise, any licenses or rights under LICENSOR'S intellectual property rights other than the Licensed Rights.

11.2 LICENSOR makes no representations, extends no warranties of any kind, either expressed or implied and assumes no responsibilities whatever with respect to use, sale or other disposition by LICENSEE or its vendees or other transferees of Licensed Articles. Notwithstanding the foregoing, LICENSOR represents and warrants that it has full lawful right to grant the Licensed Rights for use in connection with the Licensed Articles as provided herein and LICENSOR shall indemnify and hold harmless LICENSEE from any liability, loss, damage or expense (including reasonable attorneys' fees) arising out of any claim relation to or based upon a breach of the foregoing representation and warranty. LICENSOR'S obligation under this indemnity provision shall not exceed the royalties actually paid, including any advance license fee, actually paid by LICENSEE to LICENSOR hereunder.

12 Notices

12.1 Except as otherwise provided herein, any notice, request, submission, or other transmittal (Notice) provided pursuant to this Agreement shall be in writing, shall be sent by registered or certified mail, and shall be effective on the date that the Notice is deposited properly addressed in a U.S. post office, with postage prepaid. Except as otherwise provided herein, any such Notice to LICENSOR shall be sent to:

Martians Incorporated
1000 Quail St. #250
Newport Beach, CA 92660

Any such Notice to LICENSEE shall be sent to the address given on Page 1 hereof.

Either party may change its Licensing Agent, its for payment, notice or otherwise by notifying the other I writing.

13 Cancellation

The parties understand that LICENSOR, its subsidiaries, affiliates and authorized dealers use the Marks that are the subject of this license to advance and promote sales of LICENSOR'S products and that LICENSOR has a paramount obligation to preserve its ability to so use the Marks.

Should any other use of any Mark or Marks become threatened as a result of any rule, regulation, or policy of govemmental administrative agencies, and then LICENSOR may cancel this Agreement upon not less than thirty (30) days prior notice to LICENSEE without obligation.

14 Force Majeure

The parties hereto shall not be liable for failure of performance hereunder if occasioned by war, declared or undeclared, fire, flood, interruption of transportation embargo, accident, explosion, inability to procure or shortage of supply and materials, equipment or production facilities, prohibition of transportation of the Licensed Articles, govemmental order, and regulations. Restrictions, priorities or rationing, or by strike, lick out, or other labor troubles interfering with the production or transportation of the goods or with the supplies of raw materials entering into their production or any other cause beyond the control of the parties. Any suspension of performance by reason of this Section shall be limited to the period during which the cause of failure exists, but the suspension shall not affect the running of the term of this Agreement. Nor shall it affect the obligation to pay any fees or royalties due for the period up to the beginning of the cause.

15 No Waiver

Any failure of LICENSOR to enforce at any of the provision of this Agreement or any rights or remedies with respect thereto or to exercise any election therein provided shall not constitute a waiver of any such provision, right, remedy or election or in any way affect the validity of any thereof or of this Agreement. The exercise by LICENSOR of any of its rights, remedy or election it may have under this Agreement. The rights of termination provided on this Agreement are in addition to any other right, remedy or election LICENSOR may have with respect to this Agreement, including the right to sue for breach without terminating.

16 Miscellaneous Provisions

16.1 Nothing on this Agreement nor anything done by either party in the discharge of its obligations hereunder shall be deemed to constitute either party the agent of the other in any sense.

16.2 This Agreement may be assigned by LICENSOR. LICENSEE shall not assign, sublicense, convey, pledge, encumber or otherwise dispose of this Agreement or any right or interest hereunder without the prior written consent of LICENSOR. The foregoing prohibition on assignment or other disposition of this Agreement or any right or interest herein by LICENSEE is subject to the provisions of Section 5.4.

16.3 This writing constitutes the entire agreement between the parties hereto relating to the subject matter of the Agreement and no term or provision of this Agreement shall be varied or modified by any prior or subsequent statement, conduct or act of either of the parties.

LICENSOR may amend **Exhibit A** by unilaterally providing written notification to LICENSEE of any amendments. Any other amendments to this Agreement must be in writing, specifically refer to this Agreement, and be executed by both parties in the same manner as this instrument.

16.4 Should any portion of this Agreement be declared void or of no effect, then LICENSOR or LICENSEE may, at its option, terminate this Agreement, or submit for mutual agreement an alternative provision having a similar commercial effect, or waive such portion.

16.5 The parties agree that each party and its counsel and/or representatives or agents have received and revised this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any amendment or **Exhibits** thereto.

16.6 The terms and provisions of this Agreement shall be interpreted in accordance with and governed by the laws of the State of California, excluding the conflict of laws portion therefore.

LICENSOR and LICENSEE have caused this Agreement to be executed, in duplicate, by their respective, duly authorized officers on the dates and at the places indicated below.

______________________ (LICENSEE)	______________________ (LICENSOR)
By:______________________	By:______________________
Title:______________________	Title:______________________
Date:______________________	Date:______________________

Approved and Agreed:
Martians Incorporated
(Licensing Agent)

By:______________________________________

Title:______________________________________

Date:______________________________________

EXHIBIT A

TRADEMARKS, COPYRIGHTS AND SERVICE MARKS

"MARTIANS INCORPORATED" ™


MARTIANS ™
INCORPORATED




MARTIANS
INCORPORATED


Zarbie ™

EXHIBIT B

LICENCED ARTICLE LIST

ROYALTY AND FEE SCHEDULE

1. Nonrefundable Advance License Fee upon signing: $______________________

2. Royalty of ______ Percent (______)of Net Sales Price of all Licensed Articles.

3. Minimum Guaranteed Royalties: $____________________________________

4. Term of Contract shall commence on ___________________________
   and shall expire on _________________________.

5. Territory: United States

6. Miscellaneous:

EXHIBIT C
LICENCED ARTICLE REPORT FORMS
(PAGE 1 OF 2)

ROYALTY REPORT

Date:____________________

LICENSED ITEM (S) ____________________________

PERIOD COVERED ____________________________

SALES ____________________________

RETURNS/ ALLOWANCES ____________________________

NET SALES ____________________________

ROYALTY @________________% ____________________________

PREVIOUSLY UNEARNED ADVANCE ____________________________

NEW UNEARNED BALANCE ____________________________

TOTAL DUE ____________________________

See attached items list.

LICENSEE:

____
____
____

By:________________________
Title: ______________________

Exhibit K
Resources

BY DAWN WILENSKY

LEADING 101 LICENSORS

Amid an ensuing war and economic downturn, the majority of *License!*'s 101 Leading Licensors experienced upward movement. Each year, *License!* editors ask for bottom-line worldwide retail sales figures of licensed merchandise (actual or estimated). This year, the list has grown to 101 Leading Licensors from 91 Leading Licensors last year...a testament to the role of licensing in many businesses—from entertainment to corporate brands, art, publishing, sports, interactive, and fashion.

As *License!* guidelines are stringent to be featured in Leading Licensors, there exist other companies that opted not to participate for reasons varying from a privately held company to focusing on core business rather than brand extension. Therefore, the Leading Licensors listing technically could include other companies, and is expected to grow next year due to new corporate brands that recently have entered the licensing marketplace and new initiatives from other licensors that have yet to nab shelf space.

There are newcomers to the Leading Licensors list, as well as returning Leading Licensors from *License!*'s 2002 list. Newcomers include Sunkist Growers, The Coleman Co., Signature Network, Wyland, Rachael Hale, Stanley Works, The LEGO Company, Paul Frank, and Allied Domecq Spirits & Wines. Sunkist Growers ($1.2 B) and The Coleman Co. ($769 M) claimed spots No. 26 and No. 36, respectively, in the top 50. Those that returned from 2002 include Perry Ellis (No. 25), Caterpillar Inc. (No. 41), Nelvana (No. 45), MGM Consumer Products (No. 59), Jordache Enterprises (No. 66), Tommy Bahama (No. 65), Marvel Enterprises (No. 69), General Mills Trademark Licensing (No. 71), Cinar (No. 78), and Kraft Foods (No. 85).

Top global licensors reveal the ups and downs of 2003.

Indeed, there were some tangible sales results in 2003. Of those licensors that experienced increases in 2003 versus 2002 (see list below), the total gain for the licensing business is nearly $7 billion, compared with a total loss of nearly $367 million for those that experienced sales declines. 2003 sales results for many licensors remained flat year over year.

Although there are a total of 101 Leading Licensors listed alphabetically, some licensors share the same total sales figure. For example, Major League Baseball (No. 8), National Basketball Association (No. 9), Nickelodeon (No. 10) all should be ranked as No. 8 on our list. This year, *License!* opted to list each company alphabetically with a respective number from 1 to 101.

This year as last year, we've included indicators for public, private, nonprofit, and cooperative companies. A symbol legend is provided on each page of our Leading Licensors report. In addition, as always, *License!* provides a glimpse of each company's property initiatives and growth strategies from 2003 into 2004 and beyond.

Licensors/licensing agents in the top 50 that had significant sales increases over 2002 include:

DISNEY CONSUMER PRODUCTS, from $14 B to $15 B

4KIDS ENTERTAINMENT, from $2 B to $3.875 B
NFL, from $3.1 B to $3.2 B
NBA, from $2.15 B to $3 B
NICKELODEON, from $2.8 B to $3 B
CHEROKEE, from $2.5 B to $2.7 B
GENERAL MOTORS, from $2.3 B to $2.7 B
MATTEL, INC., from $2 B to $2.4 B (including Fisher-Price)
UNITED MEDIA, from $2 B to $2.2 B
WESTINGHOUSE, from $1.7 B to $1.9 B
UNIVERSAL STUDIOS CONSUMER PRODUCTS, from $1.6 B to $1.7 B
SANRIO, from $1.3 B to $4 B
FORD MOTOR CO., from $1.1 B to $1.32 B
TWENTIETH CENTURY FOX, from $1 B to $1.2 B
MUDD, from $950 M to $1 B
STARTER, from $600 M to $650 M
BEVERLY HILLS POLO CLUB, from $610 M to $626 M
ECKO UNLIMITED, from $420 M to $600 M
EVERLAST WORLDWIDE, from $400 M to $500 M
HEARST MAGAZINES, from $400 M to $480 M
NEW LINE CINEMA, from $300 M to $480 M
LIZ CLAIBORNE LICENSING, from $300 M to $4.2 B

Other licensors that experienced sales gains in 2003 include:

PLAYBOY, from $300 M to $350 M
DIC ENTERTAINMENT, from $250 M to $300 M
JOHN DEERE, from $200 M to $220 M
WINCHESTER, from $210 M to $215 M
TIMEX, from $175 M to $181 M
MASTERFOODS USA, from $105 M to $170 M
MACK TRUCKS, from $140 M to $160 M
CLASSIC MEDIA, from $120 M to $220 M
EASTMAN KODAK, from $125 M to $140 M
THE FLAVA CO., from $120 M to $135 M
SMITH & WESSON, from $115 M to $125 M
DISCOVERY CONSUMER PRODUCTS, from $100 M to $211 M
SHAQ DUNKMAN, A Starter Brand, from $70 M to $100 M
MLS, from $80 M to $100 M
SUSAN WINGET, from $80 M to $100 M
TIME INC. BRAND LICENSING, from $50 M to $75 M




200
150
100
50
0
$175.1
$177.4
$165.6
$172.8
$172.7
+22*
1999
+1.3*
2000
-6.7*
2001
+4.3*
2002
-0.5*
2003
$ BILLIONS
*YEAR-TO-YEAR % CHANGE

overall retail sales

LICENSED PRODUCTS

1999-2003 ESTIMATED WORLDWIDE RETAIL SALES

SOURCE: LICENSE! RESEARCH

Overall retail sales

estimated 2003 licensing revenues by distribution channel

	% SELECT OUTLETS*	% MASS OUTLETS*	% DIRECT*
Art	66	28	6
Characters	21	76	3
Collegiate	59	33	8
Fashion	56	38	6
Nonprofit	55	35	10
Publishing	30	64	6
Sports	40	54	6
Trademarks/Brands	27	69	4

* Select outlets include department stores and specialty outlets; mass outlets include mass merchandising, convenience, food and drug stores; and direct includes direct marketing and e-commerce.

SOURCE: LIMA 2004 HARVARD/YALE ROYALTY REVENUE STUDY

Estimated 2003 licensing revenues by distribution channel

estimated 2003 licensing revenues by property type

(in $ Millions)

	2003	2002	% CHANGE
Art	$167	$161	+3.7
Characters (entertainment/TV/movie)	2,502	2,580	-3.0
Collegiate	203	182	+11.5
Fashion	848	892	-4.9
Music	113	119	-5.0
Nonprofit (museums, charitable organizations)	40	39	+2.5
Publishing	43	45	-4.4
Sports (leagues, individuals)	807	763	+5.7
Trademarks/Brands	1,060	1,040	+1.9
Other	22	10	+120.0
Total	5,805	5,831	-.4

SOURCE: LIMA 2004 HARVARD/YALE ROYALTY REVENUE STUDY

Estimated 2003 licensing revenues by property type

Oct 1, 2004
License!

Li©ense!

Estimated worldwide retail sales off by slight percent.


overall retail sales
Overall retail sales

There was a slight dip in 2003 overall estimated worldwide retail sales; so insignificant it can be termed "flat" to 2002. According to *License!* research estimates, the licensing industry experienced a .5 percent decrease from $172.8 billion in 2002 to $172.7 billion in 2003. Unfortunately, there were more category losses year-over-year, but there were some winners to keep overall worldwide retail sales somewhat balanced when compared with last year's retail sales numbers. Although on the pages to follow you'll find an in-depth look at each category, here's a quick synopsis: The Art & Publishing categories (combined chart) experienced a 5 percent increase, from $18 billion in 2002 to $18.9 billion in 2003 (nearly 73 percent of that number can be attributed to the art business). Brands & Trademarks generated a 3.3 percent increase to $34.2 billion in 2003 compared with $33.1 billion in 2002. The only other category to increase this year was Sports, capturing a 5.9 percent increase to $18.9 billion in 2003 compared with $17.9 billion in 2002.

On the negative side were Character with a 2.3 percent decline to $39.3 billion in 2003; Entertainment with a 4.6 percent decrease to $19.7 billion in 2003; Fashion, which has been in the red since 2000, with a 2.4 percent decline to $37.1 billion; and Online & Interactive with a 6.9 percent decrease, the most significant percentage decrease of all categories, to $4.63 billion in 2003.

Of course, retailers continue a "push/pull" as shelf space shifts to performing categories. Brands and trademarks captured the real estate, while character and entertainment got the push. In addition, character and entertainment business downtrended mainly because of ongoing mergers, acquisitions, and store closings, particularly in the toy arena, not to mention the use of toys as a loss leader for some merchants. Further, the online and interactive decline is in part due to platform shifts in the marketplace. While apparel remains a strong retail sell-through despite a lack of direction and point of difference at many major retailers and a sea of sameness in some main floor categories, sales of licensed goods related to those apparel brands are down. That said, as more fashion companies turn their attention to licensing, '04/'05 looks more promising for the category.

estimated 2003 licensing revenues by property type

	[illegible]	[illegible]	[illegible]
Art	[illegible]	$161	[illegible]
Character/entertainment/TV/movie	[illegible]	[illegible]	[illegible]
Collegiate	[illegible]	142	[illegible]
Fashion	[illegible]	[illegible]	[illegible]
Music	[illegible]	[illegible]	[illegible]
Nonprofit (museums, charitable organizations)	[illegible]	[illegible]	[illegible]
Publishing	[illegible]	45	[illegible]
Sports (leagues, individuals)	[illegible]	[illegible]	[illegible]
Trademarks/Brands	[illegible]	1,046	[illegible]
Other	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]

Estimated 2003 licensing revenues by property type

License!'s Industry Annual Report 2004, compiled by *License!*'s editorial team, aims to serve as a statistical benchmark for the licensing business. On the pages to follow, editors detail 2003/'04 licensing industry happenings and statistical data in all categories covered on a monthly basis by *License!*. In addition, *License!* looks at property predictions and licensing initiatives set for '05.

FROM RETRO TO EVERGREEN: *Teenage Mutant Ninja Turtles*, Care Bears, and Strawberry Shortcake are just a few retro properties that have gained evergreen status. Care Bears posted $350 million in sales in 2003 with more than $500 million projected for 2004, and *Teenage Mutant Ninja Turtles* exceeded expectations and sales forecasts driven by an edgier profile infused with new products, packaging, and advertising. Strawberry Shortcake neared $500 million in worldwide retail sales, doubling last year's launch sales of $220 million. DIC Entertainment signed with Huffy Bicycle Co. for Strawberry Shortcake bikes and with Marino Andriani for electronics. DIC also announced plans to bring the Trolls property back to hair-raising status in a new format called Trollz, a lifestyle and entertainment brand aimed at teens and 'tweens. DIC named master licensees Mamiye Brothers (apparel), Hasbro (toys), and Scholastic (publishing). American Greetings reintroduced Holly Hobbie, signing Nickelodeon Consumer Products to handle the licensing program (the first time Nick is handling licensing for an external brand). The program first will target adults who grew up with the property with giftables, home accessories, social expressions, and infant product; then it will target girls ages 4 to 7 with a redesigned look and content, dolls, apparel, and publishing.

toy lines

	2002	2003	% CHANGE
U.S. UNITS SOLD			
Licensed Toys	716,800	772,700	+8
Non-Licensed Toys	2.6 M	2.6 M	+1
SALES			
Licensed Toys	$5.6 B	$5.8 B	+5
Non-Licensed Toys	$15.7 B	$14.8 B	-6

Toy Lines

Character REST & RELAXATION: Characters took a vacation this year, with licensors aligning with hotel and resort operators to infuse some fun in the sun. Nickelodeon partnered with Country Inns & Suites by Carlson this past summer on a Summer Family BookBreak Package featuring Lemony Snicket with giveaways such as a themed activity book and door hanger/bookmark. Sesame Workshop partnered with Beaches on a themed vacation package with character visits and other on-site activities such as bedtime stories with Elmo, while Sony Pictures promoted *Spider-Man 2* with a web pack offered at Embassy Suites Hotel.


character

Character

LEADING LICENSORS

LICENSORS/LICENSING AGENTS in the top 50 that had significant sales increases over 2003 include:

Marvel Enterprises, from $189 M to $4 B
Cherokee Group, from $2.7 B to $3.5 B
Major League Baseball, from $3 B to $3.5 B
National Football League, from $3.2 B to $3.4 B
General Motors, from $2.7 B to $2.9 B
The Collegiate Licensing Company, from $2.6 B to $2.8 B
United Media, from $2.2 B to $2.4 B
20th Century Fox Licensing & Merchandising, from $1.2 B to $1.4 B
Lucas Licensing, from $1 B to $1.2 B
Sesame Workshop, from $1.1 B to $1.2 B
The mary-kateandashley Brand, from $1 B to $1.2 B
The Copyrights Group, from $1.11 B to $1.16 B
New Line Cinema, from $480 M to $900 M
The Coleman Co., from $769 M to $792 M
Beverly Hills Polo Club, from $626 M to $685 M
General Mills Trademark Licensing, from $175 M to $675 M
DIC Entertainment, from $300 M to $600 M
Everlast Worldwide, from $500 M to $600 M
Nelvana, from $500 M to $550 M
Hearst Magazines, from $480 M to $530 M
Maytag, from $400 M to $525 M
Playboy Enterprises, from $350 M to $500 M
Thomas Kinkade, from $400 M to $500 M
MGM Consumer Products and Interactive, from $300 M to $450 M

OTHER LICENSORS/LICENSING AGENTS that experienced sales gains in 2004 include:

Discovery Commerce, from $211 M to $400 M
The Stanley Works, from $250 M to $300 M
Classic Media, from $220 M to $250 M
John Deere, from $220 M to $250 M
Eastman Kodak, from $140 M to $200 M
The LEGO Company, from $170 M to $200 M
Masterfoods USA, from $170 M to $171.5 M
Allied Domecq, from $150 M to $165 M
Signatures Network, from $128 M to $145 M
The Flavia Company, from $135 M to $142 M
Primedia Enterprises, from $100 M to $130 M
Major League Soccer, from $100 M to $120 M
Time Inc. Brand Licensing, from $75 M to $95 M
The Hautman Brothers, from $56 M to $58 M
Paul Brent Designer, from $48 M to $57 M
Challis & Roos, from $39 M to $41 M
Rachael Hale, from $30 M to $35 M


ADVANSTAR
COMMUNICATIONS
MARKETING SERVICES

7500 OLD OAK BOULEVARD
CLEVELAND, OHIO 44130
1-800-225-4569

PERMISSION AGREEMENT

Date: 08/31/05

IF PERMISSION IS OVER $250.00 OR PAYMENT IS BY CREDIT CARD, PLEASE FAX BACK TO : 440-891-2650

Company: Martians Incorporated
Name: Dan Scheuer President
Address: 1000 Quail St #250
City, State Zip: Newport Beach, CA 92660

ph: 866-996-6532
fax. 949-266-9648

Advanstar Communications Inc is pleased to be able to offer copyright permission and reprints of material at a reasonable cost. The material is copyrighted, as prescribed by the laws of the United States. Anyone duplicating all or a part of the material without the written permission of Advanstar Communications Inc. will be prosecuted to the fullest extent of the law for violation of Advanstar Communications Inc. copyright. If you decide to obtain permission, sign on the line marked "applicant" and return to Marketing Services.

MAGAZINE/PUBLICATION/DATE	License!
ARTICLE(S)	April 2005 Top 93 Licensors online April 2004 Leading 101 Licensors online License! Industry Annual Report Oct 1, 2004 online
NUMBER OF COPIES TO BE MADE	NA
MATERIAL USE	Data quotation for SEC filing
TYPE OF ORGANIZATION USING ARTICLE	Commercial
CHANGES TO BE MADE FROM ORIGINAL ARTICLE	Adapted data quotations
PERMISSION FEE	No Charge

The undersigned agrees:

1. To give full credit, on the copyright page or as a footnote on the page that the quotation begins. Credit should read.
   COPYRIGHT NOTICE:
   "Reprinted with permission from (magazine name), Vol. (#), No. (#), Issue date and page (#). (Magazine Name) is a copyrighted publication of Advanstar Communications Inc. All rights reserved."
2. That the permission granted applies only to the material indicated above. This permission is not transferable and is non-exclusive worldrights in all languages, for all editions (including electronic/digital editions), use in promotional materials (such as promotional catalog), in subsidiary licenses (such as translations or book clubs), and in versions made by nonprofit organizations for blind or physically handicapped persons.

Date: * 08/31/2005 Signature of Applicant: * Dan Scheuer

8/31/05

Date: 8/31/05 Signature of Agent of Publisher: [signature]
(On behalf of Advanstar Communications Inc.)

METHOD OF PAYMENT

ALL OVERSEAS ORDERS MUST BE PREPAID IN U.S. DOLLARS DRAWN ON A U.S. BANK, OR BY CREDIT CARD.

☐ Bill me (U.S. order over $250. ONLY)

Prepayment Options:
Check enclosed # ____________ (include Shipping & Tax, if applicable)

☐ MasterCard ☐ Visa ☐ American Express

Account Number: ____________
Expiration Date: ____________
Name of Card Holder ____________
Address: ____________
City, State, Zip ____________

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on September 01, 2005.

MARTIANS INCORPORATED

By ______________________________
Dan Scheuer, Chairman, President,
Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________________ 9/1/05
Dan Scheuer, Chairman, President, Date
Chief Executive Officer and Chief Financial Officer

______________________________ 9/1/05
Edwin J. Vaughn, Director, Executive Vice-President, Date
Chief Operating Officer and Secretary